NI 43-101 Technical Report on Resources
Kuriskova Uranium Project
Eastern Slovakia

Prepared for:
Tournigan Energy Ltd.
12th Floor,
570 Granville Street
Vancouver, B.C.
Canada V6C 3P1
+1.604.683.8320

SRK Project Number 176401

Prepared by:

7175 W. Jefferson Ave.
Suite 3000
Lakewood, CO 80235

Effective Date: June 24, 2008
Report Date: August 29, 2008

Contributors:	SRK Qualified Persons:
Ravi Sharma – Tournigan Energy	Allan V. Moran, R.G., C.PG.
Boris Bartalsky – Ludovika Energy	Frank A. Daviess, MAusIMM.
Latilsav Novotny – Ludovika Energy	Robert J. Bowell, C.Chem, C.Geol FGS, E.Geol
Jozef Cisovsky – Ludovika Energy	Syver W. More, R.G., C.P.G.
Frantisek Pomorsky - Geosvit

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Table of Contents
1	INTRODUCTION (ITEM 4)			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Reliance on Other Experts (Item 5)		1-2
		1.2.1	Sources of Information	1-2
	1.3	Qualifications of Consultants (SRK)		1-3
		1.3.1	Site Visit	1-3
2	PROPERTY DESCRIPTION AND LOCATION (ITEM 6)			2-1
	2.1	Property Location		2-1
	2.2	Mineral Titles		2-1
	2.3	Location of Mineralization		2-1
	2.4	Royalties, Agreements and Encumbrances		2-2
	2.5	Environmental Liabilities and Permitting		2-3
		2.5.1	Required Permits and Status	2-3
		2.5.2	Compliance Evaluation	2-3
3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITEM 7)			3-1
	3.1	Topography, Elevation and Vegetation		3-1
	3.2	Climate and Length of Operating Season		3-1
	3.3	Physiography		3-1
	3.4	Access to Property		3-2
	3.5	Surface Rights		3-2
	3.6	Local Resources and Infrastructure		3-2
		3.6.1	Access Road and Transportation	3-2
		3.6.2	Power Supply	3-2
		3.6.3	Water Supply	3-2
		3.6.4	Transportation Facilities	3-3
		3.6.5	Buildings and Ancillary Facilities	3-3
		3.6.6	Camp Site	3-3
		3.6.7	Waste and Tailings Storage Areas	3-3
		3.6.8	Manpower	3-3
4	HISTORY (ITEM 8)			4-1
	4.1	Ownership		4-1
	4.2	Past Exploration and Development		4-1
	4.3	Historic Mineral Resource and Reserve Estimates		4-1
	4.4	Historic Production		4-5
5	GEOLOGIC SETTING (ITEM 9)			5-1
	5.1	Regional Geology		5-1
	5.2	Local Geology		5-2
		5.2.1	Local Lithology	5-2
	5.3	Project Geology		5-3
		5.3.1	Alteration	5-4
		5.3.2	Structure	5-5
6	DEPOSIT TYPE (ITEM 10)			6-1

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	6.1	Geological Model		6-1
7	MINERALIZATION (ITEM 11)			7-1
	7.1	Mineralized Zones		7-1
	7.2	Mineralogical Composition		7-2
	7.3	Relevant Geological Controls		7-2
	7.4	Type, Character and Distribution of Mineralization		7-3
8	EXPLORATION (ITEM 12)			8-1
	8.1	Surveys and Investigations		8-1
		8.1.1	Procedures and Parameters	8-1
9	DRILLING (ITEM 13)			9-1
	9.1	Type and Extent of Drilling		9-1
		9.1.1	Procedures	9-1
	9.2	Results		9-4
10	SAMPLING METHOD AND APPROACH (ITEM 14)			10-1
	10.1	Sample Methods – 2005 to 2008		10-1
	10.2	Factors Impacting Accuracy of Results		10-2
11	SAMPLE PREPARATION, ANALYSES AND SECURITY (ITEM 15)			11-1
	11.1	Sample Preparation and Assaying Methods		11-1
		11.1.1	Testing Laboratories	11-2
	11.2	Quality Controls Samples		11-2
	11.3	Quality Assurance Controls		11-6
	11.4	Bulk Density Measurements		11-6
	11.5	Results, Interpretations, and Conclusions		11-10
12	DATA VERIFICATION (ITEM 16)			12-1
13	ADJACENT PROPERTIES (ITEM 17)			13-1
	13.1	Statement		13-1
14	MINERAL PROCESSING AND METALLURGICAL TESTING (ITEM 18)			14-1
15	MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES (ITEM 19)			15-1
	15.1	Resource Estimation		15-1
		15.1.1	Drillhole Database	15-1
		15.1.2	Geologic Model/Domain Model	15-2
		15.1.3	Domain Drillhole Database	15-4
		15.1.4	Compositing, Composite Statistics & Domain Analysis	15-4
		15.1.5	Specific Gravity Measurements (Bulk Density)	15-7
		15.1.6	Variogram Analysis and Modeling	15-7
		15.1.7	Dynamic Anisotropy	15-8
		15.1.8	Grade Estimation & Resource Classification	15-8
		15.1.9	Block Model Extents	15-9
		15.1.10	Resource Model Validation	15-10
		15.1.11	Resource Statement	15-10
		15.1.12	Resource Sensitivity	15-12
16	OTHER RELEVANT DATA AND INFORMATION (ITEM 20)			16-1
17	INTERPRETATION AND CONCLUSIONS (ITEM 21)			17-1
	17.1	Resource Estimation		17-1

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		17.1.1	Risks	17-1
		17.1.2	Opportunity	17-2
		17.1.3	Conclusions	17-2
18	RECOMMENDATIONS (ITEM 22)			18-1
	18.1	Summary		18-1
	18.2	Recommended Work Programs		18-1
		18.2.1	Phase I – Scoping Study	18-1
		18.2.2	Phase II – Feasibility Study	18-1
19	REFERENCES (ITEM 23)			19-1
20	GLOSSARY			20-1
	20.1	Mineral Resources and Reserves		20-1
		20.1.1	Mineral Resources	20-1
		20.1.2	Mineral Reserves	20-1
	20.2	Glossary		20-3

List of Tables
Table 1:	Summary Resource Statement – Kuriskova Uranium Project (SRK, 2008))	I
Table 2:	Resource Statement – Kuriskova Uranium Project – by Zones	IV
Table 4.1:	Kuriskova Historical Inferred Resource Estimate (A.C.A. Howe–2006, 2007)	4-3
Table 4.2:	Kuriskova Historical Inferred Resource Estimate by Mineralized Domains (A.C.A. Howe, 2007)	4-3
Table 4.3:	Kuriskova Resource at 0.03%U cutoff (SRK, July 2008)	4-4
Table 4.4:	Kuriskova Resource at 0.03%U cutoff (SRK, July 2008)	4-4
Table 9.1:	Kuriskova Drill Hole Summary Data	9-3
Table 9.2:	Kuriskova Drill Hole Collar Data 1990-2008	9-5
Table 9.3:	Significant Kuriskova Mineralization Intercepts 1990-2008 – Main Zone	9-8
Table 11.1:	Kuriskova Project Sample Log Sheet (Tournigan, 2008)	11-4
Table 11.2:	Kuriskova Project QA/QC Summary and Objectives (Tournigan, 2007)	11-5
Table 11.3:	Kuriskova Project QA/QC Summary and Objectives (Tournigan, 2007)	11-6
Table 12.1:	Comparison of Assay and Gamma Composite Data – Zone 1 North	12-5
Table 15.1:	Kuriskova Domain Summary	15-3
Table 15.2:	Combined Database U% & eU% Values – Statistics by Domain	15-4
Table 15.3:	Composite Statistics by Domain	15-5
Table 15.4:	Composite U% Statistics by Domain	15-5
Table 15.5:	Composite eU% Statistics by Domain	15-5
Table 15.6:	Composite eU% Statistics by Year	15-6

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Table 15.7:	Composite U% Statistics by Year	15-6
Table 15.8:	Density by Domain	15-7
Table 15.9:	Search Neighborhood/Confidence Classification - Kuriskova deposit	15-9
Table 15.10:	Block Model Extent - Kuriskova deposit	15-9
Table 15.11:	Drillhole Composite and Model Blocks Average U% - Kuriskova deposit	15-10
Table 15.12:	Summary Resource Statement	15-11
Table 20.2.1:	Glossary	20-3
Table 20.2.2:	Abbreviations	20-3

List of Figures
Figure 2.2:	Location map of Kuriskova Uranium project, Slovakia	2-4
Figure 5.1:	Permian Age Geological Units, showing Tournigan licenses – Eastern Slovakia	5-6
Figure 5.2:	Regional Geological Map- Tectonic map of the Carpathians	5-1
Figure 5.3:	Surface Geological Map of the Kuriskova Uranium Project (Tournigan, 2008)	5-1
Figure 5.4:	Cross Section F-F Kuriskova Uranium Project, Looking Northwest (Tournigan, 2008)	5-2
Figure 7.1:	Typical Cross Section – Looking Northwest (Tournigan, 2007)	7-5
Figure 8.1:	McPhar Airborne Geophysical Survey 2007 , Kuriskova Project Area	8-2
Figure 9.1:	Drillhole Collars in the Field	9-3
Figure 10.1:	Kuriskova Histogram of Sample Lengths	10-1
Figure 10.1:	Kuriskova Assay grade versus Sample Length	10-2
Figure 11.1:	Kuriskova Sample Flow Chart – Sample Preparation and Shipment (Tournigan, 2007)	11-7
Figure 11.2:	Kuriskova Sample Flow Chart – Primary Analytical Procedures (Tournigan, 2007)	11-8
Figure 11.3:	Kuriskova Sample Flow Chart – QA/QC Procedures (Tournigan, 2007)	11-9
Figure 11.4:	Analyses for Certified Uranium Standard (0.453%U) by pp-XRF (Tournigan, 2008)	11-10
Figure 11.5:	Analyses for Certified Uranium Standard (1.02%U) by pp-XRF (Tournigan, 2008)	11-11
Figure 11.6:	Scatter Plot of Duplicate Samples Analyses, ICP Method (Tournigan (2008)	11-12
Figure 11.7:	Scatter Plot of Check Assays - SGS vs. ActLab, ICP Method (Tournigan 2007)	11-12
Figure 11.8:	Scatter Plot of Re-Assayed Samples, ICP Method (Tournigan 2007)	11-13
Figure 11.9:	Plot of Blank Sample Analyses, ICP Method (Tournigan 2007)	11-13
Figure 11.10:	Line Plot of Grind Size Checks (Tournigan 2007)	11-14
Figure 12.1:	Cumulative Frequency Plot of U% Assay Data greater than 60 ppm (0.006%)	12-3

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Figure 12.2:	Cumulative Frequency Plot of eU% Gamma Data greater than 20 ppm (0.002%).	12-3
Figure 12.3:	Kuriskova Zone 1North – Gamma versus Assays	12-4
Figure 15.1:	Kuriskova Main Zone Projection of Drillhole intercepts	15-13
Figure 15.2:	Kuriskova Cross Section Locations	15-14
Figure 15.3:	Locations of Primary Faults J8 And 614	15-15
Figure 15.4:	Locations of Domains Relative to Faults J8 And 614	15-16
Figure 15.5:	Internal Waste Units	15-17
Figure 15.6:	Cumulative Frequency Distribution of Domain U% Values	15-18
Figure 15.7:	Histograms of Domain Sample Lengths	15-18
Figure 15.8:	Cumulative Frequency Distribution Chemical U% and Gamma eU% Main Zone North	15-19
Figure 15.9:	Variograms – Along Strike	15-20
Figure 15.10:	Variograms – Down Dip	15-20
Figure 15.11:	Main Zone North Dynamic Anisotropy	15-21
Figure 15.12:	Domain Wireframes	15-22
Figure 15.13:	Main Zone Wireframes	15-23
Figure 15.14:	Model Block Cross Sections	15-24
Figure 15.15:	Main Zone North Model Block Perspective	15-25
Figure 15.16:	Main Zone North Model Block Perspective	15-26
Figure 15.17:	Main Zone North Model Block Perspective Plans and Cross Sections	15-27
Figure 15.18:	Main Zone North Model Block Perspective Plans & Cross Sections	15-28
Figure 15.19:	Main Zone North Model Block Perspective Plans & Cross Sections	15-29
Figure 15.20:	U% Cumulative Frequency Distributions Main Zone North Model Blocks – vs. – Declustered Composites	15-30
Figure 15.21:	Grade (U3O8%) - Tonnage Distribution	15-31

List of Appendices

Appendix A
Certificates of Authors

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Summary (Item 3)

The Kuriskova Uranium Project is an advanced stage uranium exploration property, with established uranium resources, located in Eastern Slovakia and controlled by Tournigan Energy Ltd (Tournigan). This technical report provides an updated resource estimate for the Kuriskova Uranium Project, and is the first step of an ongoing Scoping Study being conducted by SRK Consulting (U.S,) Inc. (SRK). The Kuriskova Uranium project is a potentially underground-mineable deposit that consists of a tabular Main Zone (vein-like in shape) uranium deposit, and an adjacent stockwork zone of mineralization. The Main Zone has moderate to steep dips, average thickness of 2 to 8 meters, strike and dip extents of several hundred meters, and deposit average grades ranging from 0.1% U3O8 to over 0.4% U3O8. The Main Zone accounts for 68% of the total contained pounds of uranium in the deposit (see Table 2). All mineralized zones combined represent an Inferred resource of 4.6 million tonnes at a grade of 0.299% U3O8 (30.1 million pounds of U3O8), and an Indicated resource of 0.7 million tonnes at a grade of 0.435% U308 (6.6 million pounds of U3O8) [Table 1].

Table 1: Summary Resource Statement – Kuriskova Uranium Project (SRK, 2008))

Kuriskova Insitu Resources @ 0.05%U cutoff
		Model
Classification	Cutoff	Zone	U%	Tonnes (K)	%U3O8	U3O8 lbs (K)
Inferred	0.05%U	All	0.254	4568	0.299	30,131
Indicated	0.05%U	All	0.369	685	0.435	6,570

Note: Insitu uranium resources refers to global in-place resources to which a mine design has not yet been applied; although the above stated resources meet the definition of having the "potential for economic extraction" at the cutoff provided.

The grade and continuity of mineralization are sufficiently attractive to Tournigan, that current project work is in-fill drilling with the goal of improving the resource classification and moving the project forward in a Scoping Study. Current scoping level studies in progress include options for mining, processing, infrastructure, and environmental/permitting. This NI 43-101 Technical Report provides an update on 2007 and 2008 drilling and a current resource estimate compliant with CIM resource classification for NI 43-101 reporting.

Property Description and Location

The Kuriskova (formerly known as Jahodna) Uranium Project is located approximately eight kilometers northwest of the boundary of Kosice, a regional industrial and administrative city in east-central Slovakia. The property lies close to the main paved road No. 547 between Kosice and the town of Spisska Nova Ves, and is readily accessible via a network of minor, unsurfaced roads and four-wheel drive trails that traverse the forested hilly area.

Ownership

Tournigan Energy, through its wholly owned Slovakian subsidiary Ludovika Energy has a 100% interest in 31.75 km2 of mineral title. The full title of the current exploration license issued to Tournigan refers to "Cermel-Jahodna – U-Mo, Cu ores", and it was granted on March 21st 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The exploration license is valid for four (4) years, and can be extended or converted to a mining license

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Geology and Mineralization

The Kuriskova Uranium Deposit is located in the Kojsovska Hola region of the Volovec Hills, which are a component of the Western Carpathian Mountain Range. The Carpathians are a range of mountains forming an approximate semi-circular arc across Central and Eastern Europe.

The Alpine cycle Orogeny commenced in the late Permian period, with rifting and bimodal tholeiitic/rhyolitic volcanism, intrusion of anorogenic (A-type) magmatic rocks, and regional metamorphism. While the primary mineralization age is considered to be Permian, the Age of Kuriskova uranium mineralization has been tentatively determined at approximately 200 m.a. (lower Jurassic in age) (Tournigan, 2007).

The genesis of Kuriskova uranium deposit is not completely understood; however, it is suggested that the deposit is the result of the remobilization and precipitated in structurally-favorable units of uranium derived from anomalously enhanced volcanic or granitic rocks in the region. It is postulated that high heat flow through thinned crust, and thrusting and fracturing provided a permeability pathway into the host Permian age meta-volcanic rocks. The movement of basin-derived saline brines and/or hydrothermal fluid are thought to be a mobilizing mechanism, and high phosphorous content of the meta-volcanic rocks may have been the catalyst to deposition of vein- and fracture-controlled uranium mineralization. Alternatively, the precursor volcanic rocks may have been the original source. The Kuriskova uranium deposit is best described as an epigenetic vein-type uranium deposit; although it may have had precursor supergene and/or hypogene origins.

The Kuriskova deposit takes the form primarily of two zones of mineralization, the Main zone, and the Hangingwall Zone, and related minor sub-zones. The Main Zone is a thin stratiform (2.5 to 8.0 meter thick) zone of fracture-controlled mineralization developed along the fractured or sheared meta-sediment/meta-volcanic contact, and is hosted in meta-tuffs. The Main Zone has dimensions of at least 600 meters along strike in a northwest-southeast direction, and has been explored at depth to at least 530 meters. The deposit has exploration potential along strike both to the northwest and southeast and at depth below 500 meters in depth. The main zone mineralization does not crop out at surface, beginning at about 200 meters below surface. Weaker and stockwork-like vein mineralization is peripheral to the Main Zone of mineralization in the Hanging-wall Zone.

The Main Zone mineralization is stratiform and is hosted in a lower meta-tuff unit above the contact with underlying meta-sediments. The limits to the tabular shape of the mineralization are defined in part by post-mineral faulting. Internal to the Main Zone tabular body of mineralization there are local areas of high-grade (+1.0%U) uranium mineralization, the controls on which are not yet understood due to an insufficient density of drilling information in those areas. The majority (approximately 68%) of the Kuriskova uranium mineralization occurs in veins and disseminations In the Main Zone.

Uranium mineralization is associated with molybdenite, which is potentially of economic interest; however, the current resource estimate does not include molybdenum due to insufficient assay information. Intervals of U-Mo mineralization are commonly cross-cut by veins of Fe-dolomite and quartz, accompanied by minor chalcopyrite and tennantite. Molybdenite concentrations in less-mineralized uraniferous portions of the system tend to be low. Molybdenite assays rarely exceed 1 % Mo.

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Uraninite, coffinite, and orthobrannerite are the dominant Kuriskova uranium minerals. Uraninite occurs as fine grains within aggregates and irregular grains of sulfides (dominantly pyrite), occurring most commonly as black selvages to quartz- carbonate-sulfide veins. The quartz-carbonate-sulfide veinlets and stringers are millimeters to tens of centimeters in width, and locally form breccia cement. The uraniferous grains are largely rimmed or enclosed by pyrite.

Exploration

The Kuriskova uranium deposit was discovered from regional radiometric surveys in the early 1980’s. Historical drilling programs at the Kuriskova Uranium Deposit were conducted by CSUP, and Uranpres during the period of 1985 to 1990, but procedures are poorly documented. It is known that 53 core holes were drilled with non-wireline thin-walled single tube diamond drilling equipment (White, 2007); overall core recovery was estimated at approximately 50%. Large areas of the deposit were left untested due to the poor drilling equipment utilized.

Only 27 of the historical drillholes were judged by Tournigan to be sufficiently verifiable, and the eU3O8 gamma assay logs provide the only reliable uranium analyses for these holes. The data for these 27 holes have been included in the current drillhole database. Gamma radiometric data have been compared with assay data to confirm that the gamma-only data from these historic drillholes is acceptable for use in resource estimation.

In 2005-2006 Tournigan drilled 18 diamond core drillholes, totaling 7595 meters, both for verification of uranium-molybdenum mineralization and for in-fill exploration drilling on the Kuriskova deposit. In period from 2007 through 2008 an additional 38 core holes totaling 12,712 meters have been completed and assayed (30 holes assayed as of June 2008), and included in the database; and 15 additional drillholes are planned for completion before November 2008.

Tournigan continues to conduct drilling activities at Kuriskova, and has since 2007 instituted a comprehensive QA/QC sampling program for core-sample uranium assays, which constitute the majority of the data used for resource estimation.

Resources

Tournigan provided the resource database, and the 3-D wireframe shapes of the mineralized zones using structural interpretations of bounding faults and a 0.03%U natural break in the data. SRK verified the data and wireframes and completed a resource estimate using Datamine Studio3® software with standard block modeling techniques, and classification according to CIM definitions for Indicated and Inferred resources. The resource estimate results are tabulated by zone in Table 2.

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Table 2: Resource Statement – Kuriskova Uranium Project – by Zones

Kuriskova Insitu Resources @ 0.05%U cutoff
Classification		Model
by Area	Sub Zone	Zone	U%	Tonnes (K)	%U3O8	U3O8 lbs (K)
Inferred
Main	ZONE1N	1	0.405	1857	0.478	19,560
	UP MAIN ZONE	1.2	0.112	11	0.132	32
	ZONE1S	1.1	0.188	1499	0.222	7,323
H.W. Andesite	ZONE2N	2	0.067	235	0.079	406
	ZONE3N	3	0.127	250	0.149	824
	ZONE4	4	0.125	200	0.148	652
	ZONE2S	2.1	0.087	181	0.103	410
	ZONE3S	3.1	0.106	336	0.125	924
Main Zone Total Inferred		1+1.1+1.2	0.307	3368	0.363	26,915
H.W. Andesite Total Inferred			0.103	1201	0.121	3,216
Total Inferred			0.254	4568	0.299	30,131

Indicated
Main	ZONE1N	1	0.385	599	0.454	5,997
	UP MAIN ZONE	1.2	0.178	34	0.210	160
	ZONE1S	1.1	0.310	51	0.366	413
Main Zone Total Indicated		1+1.1+1.2	0.369	685	0.435	6,570
H.W. Andesite Total Indicated			0.000	0	0.000	0
Total Indicated			0.369	685	0.435	6,570
Notes:
	1.	Insitu uranium resources refers to global in-place resources to which a mine design has not yet been applied; although the above stated resources meet the definition of having the "potential for economic extraction" at the cutoff provided
	2.	Tonnes (K) refers to kilo-tonnes or tonnes x 1000; U3O8 lbs(K) refers to kilo-pounds or pounds x 1000
	3.	Model zones 3-D shapes by Tournigan
	4.	CIM compliant resource classification by SRK using industry standard block modeling techniques
	5.	Bulk density of 2.75 used for all rock types

Conclusions and Recommendations

SRK has reviewed the geology, drillhole database, QA/QC procedures, and Tournigan 3-D mineralized shapes for the Kuriskova uranium deposit, and concludes that the information is adequate to support resource estimation sufficient for scoping level studies. The Kuriskova uranium deposit, particularly the Main Zone, is a moderate to high-grade uranium deposit with established CIM-compliant uranium resources. There is exploration potential to expand the deposit with additional drilling, but more importantly, there is opportunity to upgrade the deposit resource classification from largely Inferred to Indicated; this is contingent upon success in the current program of in-fill drilling. The Kuriskova deposit has an estimated total Inferred resource of 30 million pounds U3O8, including 27 million pounds U3O8 contained at a 0.36%

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U3O8 grade in the continuous tabular Main Zone (Inferred only); and an additional Indicated resource of 6.6 million pounds U3O8 also in the Main Zone. The Kuriskova Uranium Project warrants the detailed Scoping Study analysis in progress, to determine if the resources merit advancement to feasibility study and development.

SRK recommends that Tournigan continue the program of in-fill drilling and associated Scoping Study investigations. A recommended budget to take the project to completion of the Scoping Study is approximately $1.5 million for a Phase I program (as defined in this report), scheduled for completion by the end of 2008. The results of the scoping study will determine how best to proceed with the project. A follow-up Phase II program to take the project through feasibility study would be an estimated additional $3.0 million for an additional 12 to 18 months.

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1 Introduction (Item 4)

1.1 Terms of Reference and Purpose of the Report

SRK Consulting (US), Inc. (SRK) was commissioned by Tournigan Energy Ltd. (Tournigan) of Vancouver, B.C. to prepare a Canadian National Instrument 43-101 (NI 43-101) format Technical Report for the Kuriskova Uranium Project, Eastern Slovakia. Tournigan Energy Ltd. has a corporate address at 1200 – 570 Granville Street, Vancouver, B.C., Canada V6E 4M3, telephone +1-604-683-8340, and offices in Spisska Nova Ves in Slovakia. Tournigan is publicly traded company listed on the Toronto Stock Exchange under the symbol "TVC"; and, in Germany, on the Frankfurt Stock Exchange and Berlin-Bremen Stock Exchange under the symbol "TGP".

The Kuriskova Uranium Project is an advanced-stage exploration project that was explored from 1985 to 1990, was largely inactive from 1990 to 1996, and was reactivated as an exploration project by Tournigan. Tournigan acquired a 100% interest in the State lease on the Kuriskova (previously, Jahodna) Uranium Project in 2005, and has performed a comprehensive compilation of all available historical drilling information, drilled 56 confirmatory and exploration diamond drillholes to date, completed a regional geophysical survey, and acquired additional uranium properties in the region. The deposit was historically drilled with 53 core holes from 1985 to 1990; however, drill core has been lost. The available drill information for these historical drillholes is limited to eU3O8 gamma-log data and drill logs. The eU3O8 data for 27 of the historical drillhole has been incorporated into the present drillhole database; the remaining historical drillholes have not been used since much of the supportive documentation is missing.

This document provides a Technical Report on Resources estimated by SRK for the Kuriskova Uranium deposit and is prepared according to NI 43-101 guidelines. Form NI 43-101F1 was used as the format for this report. The intent of this Technical Report is to provide the reader with a brief review of the historical and current exploration activities conducted at the Kuriskova Uranium Project, and a current SRK resource estimate based on all available and verifiable data. The current resource in this report is based on 83 drill holes totaling 2663 assays (%U) and 1682 (0.1m) gamma-derived eU assay intervals (within the wireframes), and 2305 density determinations.

Historical uranium resource estimates were completed by Uranpres in 1996 and in April 2005. Since Tournigan acquired the property, there have been updated resource estimates completed by independent consultant A.C.A. Howe of Berkhamsted, England that are by CIM-compliant resource classifications, including a NI 43-101 Technical Report on resources dated June 07, 2007.

This report is prepared using the industry accepted Canadian Institute of Mining, Metallurgy and Petroleum (CIM) "Best Practices and Reporting Guidelines" for disclosing mineral exploration information, the Canadian Securities Administrators revised regulations in NI 43-101 (Standards of Disclosure For Mineral Projects) and Companion Policy 43-101CP, and CIM Definition Standards for Mineral Resources and Mineral Reserves (December 11, 2005).

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1.2 Reliance on Other Experts (Item 5)

The Qualified Persons (QP), Allan V. Moran and Frank Daviess, have examined the historical and current data for the Kuriskova Uranium Project provided by Tournigan, and have relied upon that basic data to support the statements and opinions presented in this Technical Report. In the opinion of the authors, the historical data is present in sufficient detail, is credible and verifiable, and is an accurate representation of the Kuriskova Uranium deposit.

It is the opinion of the QP that there are no material gaps in the drilling and assay information for the project. Sufficient information is available to prepare this report, and any statements in this report related to deficiency of information are directed at information, which, in the opinion of the author, should be sought as the project progresses.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, SRK does not consider them material.

The authors have relied upon the work of others to describe the land tenure and land title in Slovakia, referring specifically to Sections 2.1 – Property Location and 2.2 – Mineral Titles. The information contained in these sections was obtained from the following three Sources: the 43-101 (updated) Technical reports of A.C.A. Howe, client-supplied documents, and internet-accessible reports by the Slovakian academic and research institutions. The Authors have relied upon the work of others to describe the Royalties, Agreements and Encumbrances in Section 2.4. The information contained in this section was obtained from Tournigan. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Tournigan, SRK, and the authors. SRK will be paid a fee for its work in accordance with normal professional consulting practice.

The geological interpretations, geological wireframes of mineralization, and the QA/QC information used by SRK for resource estimation were provided by Tournigan’s geological staff in Slovakia: Ravi Sharma, Manager Resources and Reserves; Boris Bartalsky, Country Manager; Ladislav Novotny, Senior Geologist; Frantisek Pomorsky, Senior Geologist; Jozef Civosky, Geologist – QA/QC. Their contributions are included throughout this report without specific reference.

1.2.1 Sources of Information

The authors reviewed historical data provided by Tournigan, conducted a site visit to confirm the data and mineralization, and reviewed the project site. Much of the early historical project data dating from 1985 through 1992 is missing in the provided documentation, but has been well summarized by A.C.A. Howe (2006 a,b,c; 2007 a,b). Other historical data sources reviewed by SRK include a mineralogical report for Jahodna (Ferenc and Mato, 2006), and numerous online reports on Slovakian geology and uranium deposits.

Most of the data used for this report was generated by the exploration activities of Tournigan since 2005, and was gathered and prepared by the geological staff of Tournigan in Slovakia, several of whom are listed as contributors to this report. Tournigan’s exploration drilling is ongoing at Kuriskova; therefore, this report represents project data as of the effective date of June 24, 2008. The resources stated in this report are therefore a snapshot in time, as the database, the resources and perhaps some conclusions will change with time. The current drill data and QA/QC procedures are judged to be of good quality, and provide a relevant and useable database for the Kuriskova Uranium Project.

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1.3 Qualifications of Consultants (SRK)

Allan V. Moran, R.G., C.P.G.

Allan Moran is a Principal Geologist with SRK, with 37 years experience in exploration, exploration management, and project evaluations, including 7 years direct experience with uranium exploration methodologies and evaluation of uranium deposits for resource estimation and project development. He is a co-Qualified Person for this Technical Report.

Frank A. Daviess, MAusIMM.

Frank Daviess is a Principal Resource Geologist with SRK, with 35 years total industry experience with, and he has 8 years direct experience with uranium exploration and evaluation of uranium deposits for resource estimation, and 25 years conducting resource estimation. He is a co-Qualified Person for this report and is responsible for the resource estimation presented in Section 15 of this report

Robert J. Bowell PhD, E.Geol, C.Chem, C.Geol FGS

Robert Bowell is a Principal Geochemist with SRK, with 20 years experience in applied geochemistry, data analysis and qualification, exploration, exploration management, and mining project evaluation. He has had 4 years direct experience with uranium exploration, geochemical analysis, mineralogy and evaluation of uranium deposits for project development. He is a registered professional geologist with the Geological Society of London and with the European Geological Association, and is a co-Qualified Person for this Technical Report.

Syver W. More. RG, CPG

Syver More is responsible for the background and geology, drilling, and analytical compilation sections of the report. He has reviewed the historical data files and provided a compilation of the historical work and geology. He has not conducted a field visit to the Kuriskova Uranium Project. Mr. More is a "Qualified Person" as defined by NI 43-101.

1.3.1 Site Visit

Mr’s. Moran and Bowell conducted a site visit to the Kuriskova Uranium Project on March 11 through March 14, 2008. Mr. Daviess conducted a site visit to the Kuriskova Uranium Project during June 24 to June 27, 2008.

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2 Property Description and Location (Item 6)

2.1 Property Location

The Slovak Republic is the eastern portion of what was once Czechoslovakia, and has been an independent entity since 1993. The republic lies between Poland to the north, Austria and the Czech Republic to the west, and Hungary to the south (Figure 2.1). Ukraine adjoins the Slovak Republic at the far eastern tip of the Republic.

The Kuriskova (formerly known as Jahodna) Uranium Project is located approximately 8 kilometers northwest of the boundary of Kosice, a regional industrial and administrative city in east-central Slovakia. The property lies close to the main paved road No. 547 between Kosice and Spisska Nova Ves, and is readily accessible via a network of minor, unsurfaced roads and four-wheel drive trails that traverse the forested area (Figure 2.2).

2.2 Mineral Titles

The official mineral title to the property is called the Kosice I license. The full title of the current exploration license issued to Tournigan refers to "Cermel-Jahodna – U-Mo, Cu ores", and it was granted on March 21, 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The project license area amounts to 31.75 km2. The period of validity of the license is four (4) years, and can be extended or converted to a mining lease. The name and "code" of the region is Kosicky 8, and the name and code of the counties are Kosice I - 802, Kosice III - 803, and Kosice – Okolie - 806.

2.3 Location of Mineralization

The limits to the Kuriskova I license are shown in Table 2.2. The Kuriskova deposit is approximately located at 48°45 50 North latitude and 21°09 14 East longitude.

The names and numbers of the cadastral areas are shown in Table 2.1 below. The costs to hold the Kosice I mineral exploration license are:

  SK 3,000 (US$146.27) per km2 per year for the first 4 years;

  SK 6,000 (US$292.54) per km2 per year for the next 4 years;

  SK 10,000 (US$487.57) per km2 per year for the next 2 years.

The total costs to a company to maintain a lease are dispensed by the government; at 50% to a environmental fund, and 50% to the towns and villages within the license area, as per the percentage of each village’s lands within the license area (see Relative Distribution column in Table 2.1)

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Table 2.1: Name and number of Cadastral Area: Kuriskova Uranium Property.

		Name of		Relative
	Cadastral	the		Distribution	Cost
	Area	Cadastral		% Applicable to	SKK*
Number	Number	Area	Name of the Village	The Villages
			Košice -mestská časť
1	827207	Čermeľ	Sever	51.59	24,793
			Košice -mestská časť
2	827428	Myslava	Myslava	9.20	4,416
3	802123	Baška	Baška	7.09	3,403
		Košická
4	827606	Belá	Košická Belá	20.93	10,046
		Nižný
5	841129	Klátov	Nižný Klátov	6.41	3,077
		Vyšný
6	871516	Klátov	Vyšný Klátov	4.78	2,295
* 20.51 Slovak Krones (SK) = 1.0 US $ as of August 19, 2008

Table 2.2: UTM Coordinates of Kuriskova License Area, using the Krovak – Gaussian equi-angular conic projection.

Point No.	X	Y
1	268 31000	1 241 45000
2	274 59000	1 229 34000
3	273 70000	1 228 60000
4	268 20000	1 234 68000
5	266 81000	1 241 56000

2.4 Royalties, Agreements and Encumbrances

The "conditions" of the exploration license issued to Tournigan are enumerated in the mining Act. Royalties to the government are a maximum of 10%, but can be modified based on criteria presented in the mining Act. SRK is not aware of the terms of any royalties, back-in rights, or other agreements and encumbrances to which the property is subject. Tournigan represents that all conditions of the exploration license have been met and the license is in good standing

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2.5 Environmental Liabilities and Permitting

To the best knowledge of the authors, all appropriate environmental and permitting obligations of the license holder have been approved or are in application, as of the effective date of this report.

Within the exploration license in question, there is one known mineralized zone, the Kuriskova uranium deposit, which historically was drilled and evaluated by the former state-run agency, Uranpres. Within the license area, there are no known mine workings, existing tailing ponds, waste deposits or other workings relating to previous exploration or mining for uranium. While the authors are not experts on environmental and remediation issues in Slovakia, it would appear that any environmental issues would be concerned with remediation of any surface disturbances, such as drill trails and drill pads.

The project area, and the mineralization is within the Natura 2000 ecological protection area. Natura 2000 is a network of areas designated by member countries of the European Union, for ecological protection of avian and other animal species and their habitat. In Eastern Slovakia the Natura 2000 designation relates primarily to the forested areas in and around the Kuriskova Uranium Project and the mountainous regions to the west. Exploration within Natura 2000 at Kuriskova requires avoidance of bird fledgling areas during the Spring, and Tournigan has suspended drilling during the period from March 01 through mid-May. Surface disturbances related to potential mining at Kuriskova will require permitting that embraces the covenants of Natura 2000.

2.5.1 Required Permits and Status

To the best of SRK’s knowledge, and as represented by Tournigan, all appropriate permitting obligations have been fulfilled by the license holder, and permits for current drilling are in good standing.

2.5.2 Compliance Evaluation

To the best of SRK’s knowledge, Tournigan is in full compliance with all contractual obligations and permits obligation.

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Figure 2.1: Map of Slovakia and Kuriskova Uranium Deposit.

Source: https://www.cia.gov/library/publications/the-world-factbook/geos/lo.html

Figure 2.2: Location map of Kuriskova Uranium project, Slovakia

Source: Google Earth, 2008 modified by SRK

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3 Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)

3.1 Topography, Elevation and Vegetation

The Kuriskova Uranium Project deposit is located in the Volovec Hills, more specifically in the Kojsovska Hola, which are a component of the Western Carpathian Range. The hilly topography in the immediate area of the deposit varies from 500 meters to 650 meters above MSL(mean sea level), with total relief for the license area of several hundred meters. The topography is structurally controlled, with ridges and deeply incised canyons trending northwest-southeast. The project area is approximately five kilometers west-northwest of the city of Kosice, and is easily accessed by two-lane paved highway that passes through the project area within a few hundred meters of the primary area of drilling.

The hills have a thick soil cover developed to several meters depth and there are few exposures of outcrop. The surface topography is one of rolling hills and forest cover. The Kuriskova area is located within a Natura 2000 forest preserve boundary, but mine development strictures are not expected to be onerous. Exploration permitting has encountered no problems to date regarding construction of access and drill roads and drilling pads.

3.2 Climate and Length of Operating Season

The climate of the Kuriskova area is a typical central European climatic regime that is moderately cool and temperate, hosting cool summers and cold, cloudy humid winters, moderated by elevation. Most of the precipitation peaks in June-July. Winter snow cover usually lasts for three months. The Kosice region averages 612 mm of precipitation annually, with over 30 mm precipitation falling as snow in January. Low temperatures average -3.9ºC in January and highs reach 19.2ºC in July (ref: http://www.worldclimate.com/cgi-bin/data.pl?ref=N48E021+1102+11968W ). The climate is suitable for year-round mining operations. It is possible to drill year-round; however, drilling is typically curtailed from February through early May in part due to the combination of muddy access conditions, and Natura 2000 restrictions on surface activities that would infringe on bird fledgling areas.

The Kuriskova project area is in the montaine eco-region zone of mature mixed woodland, dominated by two major species of deciduous vegetation: European beech (Fagus sylvatica) and silver fir (Abies alba) mixed with some conifers, chiefly Norway spruce (Picea abies). Agriculture is restricted to the valleys and foothill areas and does not play an important economic role (ref: http://www.worldwildlife.org/wildworld/profiles/terrestrial/pa/pa0504_full.html).

3.3 Physiography

The Kuriskova deposit is sited in undulating and hilly terrain, with ridges trending northwest-southeast. The ridges are surrounded by steeply incised streams with courses that parallel the ridges. Local relief is approximately 150 to 285 meters in the area of drilling. Potential mine portal and decline access would likely be from lower elevations and outside the Natura 2000 boundaries.

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A small stream of intermittent flow drains northwesterly along the valley traversing the Kuriskova deposit, flowing into the Cermel Valley, which lies along the northeast side of the range. Another larger river (the Vrbica) is located approximately one kilometer to the west, bounding the hills on the west side. The Vrbica and Cermel rivers are tributaries of the Hornad river, which flows southwards past Kosice and ultimately into the Danube River.

3.4 Access to Property

The Kuriskova deposit is located 300 meters south of the main road No. 547 linking the city of Kosice and the town of Spisska Nova Ves, within 15 minutes access time from Kosice.

3.5 Surface Rights

Suface ownership of lands at Kuriskova are held by the city of Kosice, under the administration of the Kosice Forest Autonomy; the agency through which Tournigan has received the current permits for drilling. Condition for drilling are defined in Exploration License.

3.6 Local Resources and Infrastructure

3.6.1 Access Road and Transportation

The Slovak Republic is well served by a national transportation road and railroad network that connects Kosice with the major cities of central and eastern Europe. Major rail access is located in Kosice. Kosice hosts an international airport with connections to most of the major central European air transportation hubs.

The Jahodna ski resort is several kilometers to the northwest of the deposit in the Volovec Hills, operating as a popular seasonal resort. Current or planned activities at the Kuriskova Uranium Project have not and are not expected to come close to or affect the Jahodna ski resort.

3.6.2 Power Supply

The Kosice region is served by the national electric grid. Slovakia produces 50% of its power needs from nuclear plants, and the reliability of the power supply is very good. The power system is operated by Slovakia’s transmission system, Slovenska Elektrizacna Prenosova Sustava (SEPS). The SEPS is currently working towards EFTO certification within the European community.

Mining operations will require construction of a spur transmission line from the main line near Kosice.

3.6.3 Water Supply

There is little provided documentation on the availability of water for mining operations. Removal of water from the Vrbica River will require regional administrative planning regarding impact of any water withdrawals on the regional hydrologic balance. Hydrogeological studies are being initiated.

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3.6.4 Transportation Facilities

Slovakia is a land-locked nation. The nearest rail transport facilities are in Kosice and Spisska Nova Ves. From either location, railroad distances to the nearest port cities are approximately 650 km to Gdansk in northern Poland on the Baltic Sea, or approximately 900 km to Thessaloniki, Greece.

3.6.5 Buildings and Ancillary Facilities

The Kuriskova Uranium Project is in forested woodlands with no permanent building facilities.

3.6.6 Camp Site

The Kuriskova project does not host a camp site, nor would one would be required. All drilling contractors and Tournigan staff are housed in Kosice, which can readily accommodate a potential mine work force.

3.6.7 Waste and Tailings Storage Areas

The Kuriskova Uranium Project is an exploration program. There are no mine workings or tailings storage area in the license area. Any studies to define such areas are just beginning.

3.6.8 Manpower

The Slovak Republic and the neighboring countries have a history of exploration and mining, and would be the source for experienced mining personnel. There are no uranium mines currently in production in Slovakia. A skilled labor force is available in Kosice, where a large steel mill facility is in operation. The town of Kosice will easily accommodate s workforce of several hundred miners and families. The former state Agency, Uranpres, currently provides gamma-logging services to Tournigan and also offers contract mining services.

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4 History (Item 8)

4.1 Ownership

During the years of Communist rule (1948-1990), all exploration and mining ventures in Czechoslovakia were conducted by the State-controlled quasi-subsidiary companies of Uranovy Prieskum (Uranpres), and CSUP. The Kuriskova Uranium Project was discovered in 1985 by CSUP, and was drilled by Uranpres from 1985 to 1990. Following the break-up of the Communist state, the peaceful separation of the Czech and Slovak Republics in 1991, and the return to a free-market economic system, there has been little work undertaken on the Kuriskova deposit during the period of 1990 to 2005. Tournigan acquired the exclusive four-year lease on the property in 2005.

4.2 Past Exploration and Development

The Czechoslovakian (CSUP) group discovered the Kuriskova uranium deposit in 1985. The deposit is virtually a blind target, with only rare outcrop exposed through the several meters of soil cover and arboreal growth. The exploration groups had flown a series of airborne radiometric surveys over the region, which had recorded a number of surface radiometric anomalies. Follow-up ground radiometric surveys were conducted, and followed with surface geological mapping and trenching. Weak uranium mineralization was discovered within Permian andesitic rocks, of what was later determined to be the distal periphery of the mineralization. The thickness of soil cover was too great for conventional trenching and pitting for geologic mapping and hand-held scintillometer follow-up. A systematic diamond drilling program was instituted by Uranpres to investigate the ground radiometric anomalies.

Over the next five years, 53 diamond drillholes were drilled on the property, totaling 17,000 meters. The depth of the target necessitated drillholes to 1,000 meters in depth. The thin-walled drill pipe and pre-wireline drilling technology coupled with poor ground conditions, resulted in continued drill-path deflection and poor recovery (overall average of 50%). Down-hole radiometric logging was successfully used on all drillholes. Uranpres personnel devised correlation coefficients and factors derived from other uranium exploration projects in the region (Novoveska Huta) to convert the radiometric readings into equivalent uranium assay data (eU3O8). The implied continuity of mineralization was impacted by the poor core recovery.

The drilling program was terminated in 1990, and the last investigation of the property ended in 1996, as state funding for exploration programs ceased.

4.3 Historic Mineral Resource and Reserve Estimates

Jozef Daniel, a geologist in the former Czechoslovakian uranium industry, undertook the first resource estimate of the Kuriskova Uranium Deposit in 1996. The resource estimation was constrained by Czechoslovakian state mining directives first issued in 1987, and revised in 1992. The estimation utilized a block model method using two different cut-off grades of 0.015 % and 0.030 % U. The resource estimations were limited to vein mineralization in the brecciated contact zone, while weaker stringer mineralization in the hangingwall zone was assigned to the lower-confidence "prognostic" category. In 2005, Daniel updated the grade and tonnage calculations, for Kremnica Gold Company, a precursor company to Tournigan Energy. A summary of the three historic resource iterations is not provided here as they are not CIM compliant resource classifications, have not been reviewed by a Qualified Person, cannot be reconciled with CIM classifications, and are not being used by Tournigan as current resources.

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Resource calculations were also made by Daniel for molybdenum, but the poor core recovery renders the estimate of little value. The molybdenum assays suggested uranium and molybdenum assays are not correlative, and that molybdenum values showed an apparent increase in the distal margins of the deposit and into the hangingwall. Therefore, the molybdenum resource estimate produced by Daniel only serves to indicate molybdenum as a possible by-product or co-product to uranium mineralization. Molybdenum thus is best referred to as a potential by-product. Note that these early resource estimates are not CIM compliant and are only presented as part of the historical recounting of the property.

A third through eighth series of resource estimates were made by A. C. A. Howe in 2005 -2007 for Tournigan (White et al, 2006 a,b; White and Pelham, 2006, 2007; White, 2007).

In their 2005 study, A.C.A. Howe utilized 13 of the original 53 Uranpres historical diamond drillholes and produced a non-CIM compliant resource estimate. In the 2006 study, A.C.A. Howe used 13 of the historical drillholes, for which mineralization could be verified , and the first three of the new Tournigan diamond drill holes (White and Pelham, 2006; White et al, 2006) .

The 2006 study utilized a Micromine software-generated polygonal wireframe resource estimate (PWRE), a SG of 2.72 and a cut-off of 0.03% U. The Inferred Resource estimate confirmed the nature and magnitude of Daniel’s 2005 original resource estimate for the Kuriskova Uranium Deposit.

In their June 2007 study A.C.A. Howe used 13 of the historical drillholes, and 18 of the Tournigan diamond drillholes for their resource estimate to further define mineralized domains and sub-domains for modeling (White and Pelham, 2007). They defined the main strata-bound fractured contact zone, and subdivided the hanging-wall andesite into five mineralization sub-domains, and defined the sub-horizontal (#614) thrust fault and the transverse J-8 fault as separate mineralized domains (Table 4.2).

For the December 2007 report A. C. A. Howe utilized the newly sub-divided domains to estimate the latest CIM-compliant Inferred Resource estimate (White, 2007). Using 20 of the completed Tournigan drillholes, they re-defined and removed the mineralized transverse faults from the model. In addition, they defined limited molybdenum and copper grades for the main zone using the recent Tournigan drillhole assays. However, since the data represents widespread sampling, A.C.A. Howe did not estimate molybdenum and copper resources for Kuriskova.

Historically reported CIM compliant resources estimated by A.C.A. Howe are presented in Table 4.1 and 4.2

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Table 4.1: Kuriskova Historical Inferred Resource Estimate (A.C.A. Howe–2006, 2007).
				Grade	Contained
Study	Year	Description of Study	Tonnes*	(% U*)	(Lbs U*)
1	2006	Micromine PWRE 0.03% cut-off (ACA Howe)	1,256,000	0.56	15,500,000
2	2007	Micromine PWRE 0.03% cut-off (ACA Howe)	2,170,000	0.49	27,500,000
*Rounding by SRK

Note: the details of the resource modeling by A.C.A Howe were not reviewed by SRK and are not presented here as current resource estimates. They are presented here for the historical record, as resource estimates were prepared by Qualified Persons within A.C.A. Howe and presented in NI 43-101 public documents.

Table 4.2: Kuriskova Historical Inferred Resource Estimate by Mineralized Domains (A.C.A. Howe, 2007).

SRK completed a current (July, 2008) resource estimate that is compliant with CIM classifications, and that resource is presented in Section 15 of this report. At Tournigan’s request, and for comparison with the historical resources stated above in Table 4.1 and 4.2; the SRK current resource estimate for Kuriskova is presented here in Tables 4.3 and 4.4, using the same parameters described in Section 15, but at the same historical cutoff grade of 0.03%U.

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Table 4.3: Kuriskova Resource at 0.03%U cutoff (SRK, July 2008)

Kuriskova Insitu Resources by SRK Consulting 2008
Classification	Cutoff	Model Zone	U%	Tonnes (K)	%U3O8	U3O8 lbs (K)
Inferred	0.03%U	All	0.209	5765	0.247	31,337
indicated	0.03%U	All	0.350	727	0.413	6,614
Note: See Section 15 for current resources stated at a 0.05%u cutoff grade

Table 4.4: Kuriskova Resource at 0.03%U cutoff (SRK, July 2008)

Kuriskova Insitu Resources @ 0.03%U cutoff
Classification by Area	Sub Zone	Model Zone	U%	Tonnes (K)	%U3O8	U3O8 lbs (K)
Inferred
Main	ZONE1N	1	0.394	1918	0.464	19,620
	UP MAIN ZONE	1.2	0.106	12	0.125	33
	ZONE1S	1.1	0.179	1598	0.211	7,433
H.W. Andesite	ZONE2N	2	0.056	409	0.066	595
	ZONE3N	3	0.109	316	0.128	891
	ZONE4	4	0.104	265	0.123	719
	ZONE2S	2.1	0.052	629	0.061	846
	ZONE3S	3.1	0.075	619	0.088	1,200
Main Zone Total Inferred		1+1.1+1.2	0.295	3528	0.348	27,087
H.W. Andesite Total Inferred			0.073	2238	0.086	4,251
Total Inferred			0.209	5765	0.247	31,337
Indicated
Main	ZONE1N	1	0.366	633	0.432	6,033
	UP MAIN ZONE	1.2	0.161	40	0.190	165
	ZONE1S	1.1	0.293	55	0.346	416
Main Zone Total Indicated		1+1.1+1.2	0.350	727	0.413	6,614
H.W. Andesite Total Indicated			0.000	0	0.000	0
Total Indicated			0.350	727	0.413	6,614
Note: See Section 15 for current resources stated at a 0.05%u cutoff grade

The above resource estimates are presented here for comparison with the historically reported resources. Tournigan is presenting the resource stated in Section 15 of this report, estimated by SRK in July 2008, at a 0.05%U cutoff grade, as current and compliant with CIM classifications, to more accurately reflect a resource that approximates a potential mining cutoff grade.

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4.4 Historic Production

The Kuriskova Uranium Deposit is an exploration target. There has been no underground development work or production on the property, only construction of surface drill roads and drill pads.

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5 Geologic Setting (Item 9)

5.1 Regional Geology

The Kuriskova Uranium Deposit is sited in the Kojsovska Hola region of the Volovec Hills, which are a component of the Western Carpathian Range. The Carpathians are a range of mountains forming an approximate semi-circular arc across Central and Eastern Europe. The dimensions of the chain are 1,500 kilometers in length and 12 to 500 kilometers in width. The mountain chain extends from the Czech Republic in the northwest to Ukraine and Romania in the east and to the Iron Gates on the Danube River between Romania and Serbia to the south. The Carpathians, after the Alps, are the second-most prominent mountain chain in Europe. The Danube River separates the Alps and Carpathians near Bratislava. The Carpathians form the watershed for the Pannonian Plains on the southwest and the Black Sea on the northeast.

The Carpathian Mountains are the result of the Variscan and Alpine multi-cyclic collisional orogenies that each produced calc- and sub-alkaline magmatism and unique I-, S-, and A-type granitic plutonic and extrusive lithologies, with affiliated mineralization. From an exploration viewpoint, the delineated Slovakian uranium deposits share a commonality in age, type of mineralization, and magmatic association with other base-metal, tin-tungsten, and uranium deposits throughout western and central Europe.

The Variscan Orogeny (cf: Hercynian, Alleghenian, and Acadian in North America) refers to late Paleozoic fold belts and orogenic features having an age of approximately 380 to 280 Ma that were formed by collision of the Gondwanan and Laurasian plates. The Bohemian Massif in the Czech Republic to the west marks the approximate terminus of the recognizable Variscan belt of crustal deformation. The eastern continuum of the Variscan crustal deformation belt into Slovakia is masked by Alpine deformation.

The Variscan orogeny was accompanied by extensive metamorphism and syn- to late- orogenic granitoid intrusions (Stussi, 1989; Dill, 1994). In Slovakia, many base-metal deposits (including the extensive siderite-sulfide deposits of the Gemericum) are interpreted to be of Variscan age and to have formed from circulating metamorphic fluids (Ebner et al, 1999; Radvanec et al, 2004) of Variscan age. Late Variscan S-type granites intruded the Slovakian Gemeric units; these granites have associated small-scale tin-tungsten greisen mineralization and polymetallic veins in shears and fracture zones. The Variscan crustal deformation folded a series of distributed magmatic arc-related basins in the region; sedimentation into these basins continued into the Permian, while arid and shallow marine conditions prevailed. Subduction-related high-potassium calc-alkalic rhyolitic volcanism with associated small S-type granitic intrusions were emplaced in the Gemeric unit in the Upper Permian from 280-250 Ma (Ivan et al, 2002). A later suite of post-Variscan/Early Alpine (extensional) S-type granites of Triassic age (250-235 Ma) are also recognized (Uher et al, 2002).

The Alpine cycle commenced in the late Permian with rifting and bimodal tholeiitic/rhyolitic volcanism, intrusion of anorogenic (A-type) magmatic rocks, and regional metamorphism. The formation of Tournigan’s Novoveska Huta U-Mo-Cu Project (located approximately 45 km NW of Kuriskova) has been attributed to the circulation of brines and meteoric fluids in an extensional environment. The Age of Kuriskova uranium mineralization has been tentatively determined at approximately 200 Ma. (lower Jurassic in age) (Tournigan, 2007).

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Following Permo-Triassic rifting, the Alpine tectonic activity that affected eastern Slovakia can be summarized as:

  Opening and closure of the Meliate ocean (Middle Triassic-Late Jurassic);

  Opening and closure of the Penninic ocean (Jurassic-Early Tertiary);

  Small-scale Cretaceous intrusions in the Gemeric and Veporic units of the Western Carpathians, often with minor mineralization (W-Mo stockwork and disseminated Hg mineralization);

  Nappe-style thrust fault stacking in the upper plate combined with metamorphic overprinting of deeper structural units, both during and after subduction of oceanic assemblages

  Burial of nappe pile by Cretaceous-Paleocene flysch-like sediments;

  Early Tertiary collision of the African, Indian, and smaller Cimmerian plates with the Eurasian plate;

  Tertiary thrusting to the foreland uplift, gravitational orogenic collapse, uplift of metamorphic core complexes and east-vectored tectonics along major strike-slip zones; and

  Tertiary magmatism and formation of Tertiary foreland and intermontane molasse basins.

Mineralization associated with the Slovakian Tertiary volcanism are: epithermal veins [e.g., Kremnica Au-Ag-(Pb-Zn-Sb-Hg)], stockwork and disseminated mineralization associated with stockwork-type intrusions, and porphyry-type or contact metasomatic (skarn) deposits related to granodiorite-diorite porphyries intruding Triassic carbonate rocks.

5.2 Local Geology

5.2.1 Local Lithology

Soil and arboreal cover obscure most of the Kuriskova deposit. The lithological and structural setting is based on observations from rare outcrops, drillhole geology, cross-sections, and drill projection of lithologic and mineralized units to the surface.

The mountain range at Kuriskova is composed of mesozonal to epizonal metamorphic rocks known as the Gemericum tectonic unit of the Carpathian belt. There is a nearly continuous, 0.5 to 6.0 km wide and 80 km long zone of Permian rocks along the northern periphery of this tectonic unit in which there are numerous uranium occurrences. The Permian rocks are locally covered by Mesozoic carbonates.

The Permian rock units were deformed during the Alpine Orogeny into the system of folds and faults that produced the current complex structure of the deposit area.

The Permian rock units (Krompachy group) locally known as the Knolske group of strata are composed of basal agglomerates (Murán) overlain by violet sandstones and slates (Markusovce). The overlying Petrova Hora group of strata forms the central part of the Permian sequence with a varied representation of volcanic, volcaniclastic and sedimentary rocks. There is a component of basic, intermediate and acid volcanic rocks, including the Huta volcanic complex (which hosts the Kuriskova deposit), and the Grun volcanic-sedimentary complex. The upper Permian Novoveske group consists of agglomerates, sandstones, slates, and evaporites. The earliest of the Novoveske rocks are of continental origin (fanglomerate, fluvial, limnic) and the latest are of lagoonal origin (evaporites). The total thickness of the Permian sequence is 500 to 2500 meters.

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The rock units at Kuriskova are folded, strike northwesterly, dip variably to the southwest, and are strongly metamorphosed and fractured with prominent slaty cleavage. The deposit is transected by a series of post-mineral high-angle faults and several low-angle faults. The rocks range in color from light green through dark violet, dark grey, and black. Altered sections can be pinkish to green.

The footwall to the Kuriskova deposit is the Knolske Formation, which is a sequence of slates and quartzites of variable competence that are hundreds of meters in thickness. These meta-sediments are in apparent fault contact with the structurally overlying volcaniclastic sequence of the Petrovorske Formation. These intermediate fine-grained porphyritic volcanic rocks have an overall thickness of several hundred meters. The main zone of mineralization is hosted within the lowest two- to eight- meters of the fractured meta-andesite. The Hutniansky Complex (Huta volcanics), which forms the immediate hangingwall to the deposit, is a meta-andesite with a thickness of 20 to 50 meters; it hosts discontinuous stringer-type uranium-molybdenum-copper mineralization and passes upward into a mixed volcaniclastic sequence.

Petrographic reports detailing the volcanic and volcaniclastic lithologies are briefly described in Ferenc and Mato (2006), and are included in the alteration section below.

5.3 Project Geology

Directly footwall to the Kuriskova deposit are the Markusovce sandstones and slates that belong to the basal Permian (Knolske group of strata). Typical to the sedimentary rocks are concretions, bedding laminae, laminae of Fe carbonates, and bedding-parallel sedimentary breccias.

These sedimentary units are in apparent bedding plane shear fault contact with fine-grained tuffs that are quite often laminated. The tuffs are green-grey to dark grey in color, and have an overall thickness of 1 to 10 m; they form the basal member of the Petrova Hora group of strata. This tuff unit is the dominant mineralized lithology in the Kuriskova deposit. The tuffs change quickly into the overlying units, but in many cases the contact is a rapidly changing gradational one, passing into touchstone-like (flinty, siliceous) andesite, and to dacite and andesite with unclear spatial distributions. Due to regional metamorphism the units are often referred to as meta-volcanics. Uranium mineralization is present (mostly as disseminations) in the basal meta-tuffs and to a lesser extent in the overlying meta-andesites. The Main Zone of mineralization is dominantly in the meta-tuffs.

In the metavolcanic units above the Main Zone of mineralization, there is a 40 to 100 m thick unit of dark-green andesite and fine grained tuff that hosts the stockwork uranium and molybdenum mineralization known as the Hangingwall (or Andesite) Zone. In these units, there are also distinct sedimentary laminations with dispersed pyritization, and in a few isolated cases evidence of volcanic lapilli and bombs.

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In the upper potions of the metavolanics unit, there is a 3 to 20 m thick layer of violet-colored slates with concretions of sedimentary carbonate that transitions to green slate with pyrite impregnations. The slate represents a lake sedimentary environment during quiescent times between periods of volcanic activity, and is considered by Tournigan geologists to be the litho-stratigraphic equivalent of the upper intermediate layers at the Novoveska Huta Project mineralization 45 km distant, which marks the transition from basic to intermediate volcanism to overlying acidic volcanism. This layer of lakebed sediments is thought to be the uppermost limits to uranium mineralization, acting as an aquitard to hydrothermal fluids (Tournigan, 2008).

Overlying the above described Permian age metavolcanic and volcaniclastic units at Kuriskova are 1-5 m of Quaternary fluvial sediments and soil cover.

A brief description of the project geology is provided by White (2007):

The main zone of the Kuriskova deposit occupies dilational zones along the geologic contact between the overlying competent andesitic meta-volcanic unit and the underlying meta-sediments. Here, two styles of mineralization are present; firstly uranium mineralization associated with andesitic tuff/tuffite units at the base of the main andesite unit. The tuffs are phosphorous rich and it appears that phosphorous has preferentially fixed the uranium minerals, resulting in often high-grade zones (1-5%U). Secondly, uranium mineralization hosted directly on the andesite/sediment contact, which is lower grade (0.1-0.5%U) and is regarded as a more tectonised form of the tuff hosted zone described above.

Shearing along this contact has resulted in tectonic disturbance and poor ground conditions. Tectonic disturbances have also resulted in schistose foliation and slaty cleavage (giving poor ground conditions in some softer sedimentary units) and fault offsets, some of which disrupt the main deposit. Uranium mineralization hosted within hanging wall andesites are characterized by their presence as often discrete lenses associated with thin quartz-carbonate veins and hematite. Uranium grades within these zones are variable.

The overall dimensions of the main deposit established to date are some 650m x 550m, and about 2.5m in average thickness. As mentioned, there are also minor mineralized zones in the hanging wall of the main deposit, though their relationship to the main deposit is still uncertain.

5.3.1 Alteration

Detailed studies of alteration paragenesis and distribution have not yet been attempted or formalized in the limited English translations of available project geology. The fine-grained andesites and tuffaceous andesites are variably sericitized, argillized, and chloritized with both pervasive and veinlet assemblages.

Phyllic assemblages of quartz-sericite-pyrite are briefly noted, with plagioclase altered to sericite nd quartz, and in places are overprinted with propylitic assemblages of chlorite-carbonate-hematite (Ferenc and Mato, 2006). Carbonates ( calcite, Fe-dolomite, siderite) are both pervasive and veinlet-controlled.EDS analyses indicate the presence of intermixed clay minerals; such as illite-mica mixture. Hematite tends to be pervasive throughout the matrix of mineralized intervals as an overall impregnation of mylonitized wallrock. Older quartz-carbonate-sulphides veins are often cataclasized, and the rocks are microfractured and pass into horse-tail fractures.

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The tuffaceous andesites are finely laminated, with ophitic to porphyritic textures and with a lepidobalstic to granoblastic groundmass. Feldspars (chiefly oligoclase and albite) are highly altered to quartz, sericite, carbonate and chlorite assemblages. Chlorite and sericite aggregate to form interstitial clusters in the groundmass. With tourmaline, chlorite clusters reach dimensions of 2.5 mm. Carbonates (calcite and siderite) form large rhombs to 0.05-0.10 mm, and aggregate to form veins to 10 mm thickness parallel to foliation, with quartz as selvages.

Quartz, both in veins and groundmass, is coarse grained (to 0.5 mm). In zones matrix silicification is pervasive and intense. Pyrite and chalcopyrite are variable and ubiquitous with quartz veining and silicification. Quartz-siderite veins to 3 – 20 mm aperture are affiliated with hematite in matrix, and impart a characteristic violet hue to tuffs.

Accessory alteration minerals include tourmaline, concentrated both as selvages along carbonate veins and as fine disseminations in wallrock. Apatite forma prismatic to stubby grains to 0.2 mm in length> Zircon is common, and leucoxene less common.

The andesites are porphyritic with a pilotaxitic groundmass; altered andesites have a lepidoblastic texture. Albite and oligoclase phenocrysts are large, to 0.4 – 0.6 mm, with smaller feldspar strips to 0.03-0.10 mm oriented randomly. The feldspars are altered to sericite, and in matrix adjacent to quartz-carbonate veins, forming zebra-like parallel bands that can aggregate up to 1 meter in thickness. Large pyrite grains are ubiquitous with alteration. Carbonates occur as veins and as nebulous envelopes in adjacent wallrock. Carbonate veins sequences are pronounced in proximity to majo0r fault systems, and in higher concentrations tend to be associated with apatite, with grains to 0.1 mm. Quartz occurs as carbonate vein selvages and as irregularly distributed clusters in wallrock. Quartz crystal growth tend to be oriented perpendicular to the carbonate veins. Chlorite forms large flakes to -0.2 mm, often associated with sericite and carbonates, and as lesser veinlets cutting carbonate veins. Columnar grains of rutile and leucoxene to 0.04 mm and apatite to 0.03 mm are noted.

5.3.2 Structure

The Permian rocks in the deposit area trend NW – SE and are bounded by parallel, thrust faults. The Rakovec thrust fault (Devonian age) overthrust Permian units from SW to the NE, over the Crmel Group (Carboniferous age) rocks. The zone of Permian rocks is up to 2,5 km wide and it is internally tectonically segmented by four faults into 5 tectonic blocks, numbered from northeast to southwest. Kuriskova is located in the second block, a structural block that is 0.7 to 1.0km wide.

The steeper bedding inclinations (60 to 70°) close to the surface and shallower (45°) inclinations of the layers at the depth within an individual block, indicates that these structural blocks represent the parts of synclinal structures with the axis of folds and layers trending NW – SE, and they are segmented by parallel normal faults in that same direction. The andesite body in the deposit area, and most probably mineralized bodies as well, are likely tectonically cut off at depth of over 1.0k in depth below the surface. These longitudinal normal faults are the oldest in the project area and are of the Alpine Orogeny age (Tournigan, 2008,). The structure style is interpreted to be axial planar to regional folds and the precursors to thrust faulting resulting from nappe-like sheet folding (SRK interpretation, 2008).

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The youngest fault in the area is a cross fault known as the 614-faults. It cuts stratigraphy and the mineralization, with a normal displacement of 50 to 100m. The fault is evidenced in core by cataclastic deformation of the rock units and included mineralization. The fault has an inclination of 20 degrees to the southwest, and is 2 to 10m in width.

There are WSW-ENE (and W-E) trending structures that have steep (60 to 80°) northerly dips, and a normal displacement of 10 to 150 m. The J-8 fault has an east-west orientation and a dip of 70 to 80° north; the range of displacement is approximately 1 to 20m. These structures are considered the youngest, and probably Neogene in age (Tournigan, 2008)

A bedding plane parallel foliation is evident in the meta-tuffs or meta-sedimentary units, and less well developed in the meta-andesite units. The foliations is considered related to the regional folding and bedding plane slippage. And there is significant bedding-parallel shearing at the meta-volcanic – meta-sediment contact.

The uranium deposit has a NW-SE strike, and a steep dip to the SW. The upper part of the blanket-like mineralized body dips 60º, while the lowest explored parts of the body dip 45º. The deposit is cut by the high-angle faults (J-8 fault), and by the enigmatic low-angle 614 fault. Some of the fracture zones accommodate very high uranium mineralization (> 6%); however the current interpretation is that all faulting is post-mineral and the uranium mineralization in the faults is a result tectonics and of uranium re-mobilization.

Figure 5.1: Permian Age Geological Units, showing Tournigan licenses – Eastern Slovakia.

Source: Tournigan, 2008

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Figure 5.2: Regional Geological Map- Tectonic map of the Carpathians

MAJOR TECTONIC UNITS OF THE ALPS, CARPATHIANS AND DINARIDES
N
Kuriskova
0
200 km
North Dobrogea
Marginal Folds, Tarcau, Skole
Ceahlau-Severin
Valais, Rhenodanubian, Magura
Western Vardar Ophiolitic Unit
Eastern Vardar Ophiolitic Unit
Mecsek nappe system
Codru nappe system
Central Balkan & Prebalkan units
Northern margin of Meliata
Southern margin of Meliata
Southern Alps
Dalmatian Zone
High Karst Unit
Rhodope core complex
Strandja Unit

Source: Schmid et al, 2008, annotated by SRK, 2008

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Figure 5.3: Surface Geological Map of the Kuriskova Uranium Project (Tournigan, 2008)

GEOLOGICAL MAP
OF DEPOSIT U-Mo ORES KOŠICE I.- KURIŠKOVÁ
Kurišková
622.1
A-026
A-023
fault J-8
N
Vysvetlivky
Legend for Geological Map & Cross-sections

Note location of Section F-F on Figure 5.3 above; Section F-F is shown in Figure 5.4

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Figure 5.4: Cross Section F-F Kuriskova Uranium Project, Looking Northwest (Tournigan, 2008)

SECTION F-F'

KOŠICE I. - JAHODNÁ

L. Novotný, 2007

SECTION F-F'
SW
NE
1233
KG-J-5
992
1235

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6 Deposit Type (Item 10)

The genesis of Kuriskova uranium deposit is not completely understood; however, it is suggested that the deposit is the result of secondary uranium derived from anomalously enriched volcanic or granitic bodies, the uranium mineralization being remobilized and precipitated in structurally-favorable units during the Variscan and early Alpine Orogenies. It is postulated that high heat flow through thinned crust, saline brine production, and thrusting and fracturing provided a permeability pathway into the meta-volcanic units, and the mobilization mechanisms to accommodate hydrothermal fluid flow. The high phosphorous content of the meta-volcanic rocks may have been the fixation control on vein- and fracture-controlled uranium mineralization. The Kuriskova uranium deposit is therefore best described as an epigenetic vein-type uranium deposit; although it may have had precursor sedimentary, volcanic and/or hypogene origins.

Across central and eastern Europe a sequence of stratabound, thrust-bound and granite-related uranium deposits developed during the Variscan and Alpine Orogenies and associated metallogenesis. The late Variscan/early Alpine and late Alpine uplift resulted in the formation of a set of unconformities or, in geomorphological terms, peneplains with which supergene and hypogene mineralization are associated. The time between the early and late Alpine generations of unconformity-related mineralization coincides with the period of maximum spreading during mid-Jurassic times. Re-mobilization along deep-seated fault zones during various periods of the Variscan and Alpine metallogenic cycles resulted in the supergene and hypogene deposits related to those unconformities. The contact of the basal meta-sedimentary rocks with the overlying meta-volcanic rocks at Kuriskova is one of those unconformities.

 The derivation of the uranium from Variscan age devitrification of either tuffaceous material or weathering of granitic bodies, transport and precipitation and fixation of uranium, molybdenum, and copper can be considered a source for the uranium in the Kurioskova deposit. The association of ilmenite and magnetite destruction, and phosphorous and carbonate fixation, are described from Kuriskova and other Slovakian volcanic fracture-hosted deposits (Rojkovic, 1997). The Slovakian geologic literature describes the geochemistry and origin of S-type granites of post-compressional Jurassic and Triassic ages, and their rhyolitic extrusive equivalents (Uher et al, 2002; petrik et al, 1994). In the Gemeicum and Veporicum units (basins) there are abundant descriptions of the predominance of glassy acid volcanic (rhyolite and dacite) tuffs as the major volcanic component (Broska, 2001;Broska et al, 2004; Ebner et al, 1999; Pal-Molnar et al, 2001; Rojkovic et al, 2005). A deposit model for uranium mineralization in the Carpatrhians can be suggested as S-type granitic magmatism as source rocks, with hydrothermal and/or metamorphic derived fluid movement and/or re-mobilization of uranium into fractured reducing environments in the Permian sediments and volcanics as host rocks.

6.1 Geological Model

As an analogous deposit model, the Kuriskova deposit has been loosely linked to the Saddle Hills (Gurvanbulag) deposit in northeastern Mongolia. The Gurvanbulag uranium deposit is a shallowly-dipping, tabular deposit with strike and dip extents of more than 2.5 by 2 km, respectively. The mineralized horizon consists of two distinct domains adjacent to the hanging wall and footwall contacts of a barren, obsidian-bearing horizon within a dominantly felsic volcanic sequence. The mineralization appears to be predominantly stratigraphically controlled; however, vein-hosted mineralization is known to occur above and below the principal mineralized horizon. The Saddle Hills district is distinctive in terms of the presence of the laterally extensive volcanic obsidian horizon below rhyolites at Gurvanbulag and the laterally extensive uranium mineralization that is conformable to bedding in parts of this horizon.

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The Kuriskova deposit takes the form of two zones of mineralization, the Main zone, and the Hangingwall Zone.

The main Zone is a thin strataform (2 to 8 meter thick) zone of fracture-controlled mineralization developed along the fractured or sheared/faulted meta-sediment–meta-volcanic contact, with dimensions of at least 600 meters along strike in a northwest-southeast direction, and explored depth of at least 530 meters. The deposit is open to exploration along strike both to the northwest and southeast, and at depth past 500 meters. The main zone mineralization does not crop out at surface, beginning at about 200 meters below the surface. Weaker, and stockwork-like vein mineralization, is peripheral to the Main zone of mineralization in the Hanging-wall zone, and was noted in sub-crop exposures during the original exploration.

The Main zone of mineralization is stratiform and mostly hosted in the meta-tuffs, and partly in the overlying meta-andesites; the immediate footwall rocks are the Markusovce sandstones of lower Permain age. The Main zone mineralization dips to the southwest at 45 to 70 degrees. While drilling data indicate the mineralization is continuous, grade and thick vary considerably

The Hangingwall zone is a quasi-stockwork zone of veins in meta-andesite, that has an aggregate lower grade than the Main Zone. Lateral continuity of the Hanging wall zone is not well established.

There are other occurrences of stockwork mineralization in the meta-andesites that are not well defined by drilling or surface expressions, and occur as shallow mineralization (70 to 200m) in near vertical stockwork-like structures oriented transverse to foliation. Here mineralization is weak and typically 5 to 15 times background uranium values – typical of surface exposures that initiated exploration in the mid-1970s.

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7 Mineralization (Item 11)

7.1 Mineralized Zones

The uranium mineralization at the Kuriskova deposit is believed to be the result of mobilization and redeposition of uranium and base metals in fractures controlled by multi-phase folding and possible thrusting. The various geometries of mineralized units defined to date reflect the rheological properties of the layered and folded volcanic and volcaniclastic lithologies.

The Main Zone uranium mineralization is a stratiform zone of mineralization following the once-horizontal contact between lower sandstones and shales and overlying andesites and volcaniclastics. Mineralization occurs in the fractured andesite tuffs immediately above the contact, and extends into the hangingwall andesites for variable distances. Mineralization is fairly continuous, high grade, and varies in thickness from 2 to 8 meters. The zone has been explored to date over 650 meters of strike length and to 550 meters depth. Both transverse and thrust faults have segmented the body into blocks, with displacements of up to tens of meters. Mineralization along zones cut by thrust faults are enriched by later remobilization. In the hangingwall andesites, the uranium mineralization occurs in the form of stockwork veins and thin stringers that form irregular clusters. Stringers range from several millimeters to 10-15 centimeters in width. Grade tends to increase with increasing proximity to major faults and fracture zones (Ferenc and Mato, 2006).

The second mineralized zone is stockwork uranium mineralization that occurs in the approximate center of the hangingwall andesite unit, approximately 10 to 50 meters stratigraphically above the tabular Main Zone. The thickness of the zone is variable from one to ten meters (maximum of twenty meters) that is roughly concordant with lithologic layering. The zone appears to occur in the rheological transition from competent andesite volcanic over schistose tuffaceous volcaniclastics and sediments. Faults segment the stratiform zone into blocks. The mineralization is lensoidal with thicknesses to 4.5 meters, and generally hosts lower-grade mineralization in contrast to Main Zone mineralization. The uranium mineralization occurs in irregular quartz-carbonate stringers with apertures of 1 mm to 5 mm (to 5 centimeters maximum). From a regional exploration perspective, the stockwork mineralization offers the potential of significant tonnage expansion, albeit of lower grade mineralization.

The third recognizable zone of U-Mo mineralization occurs within the tuffs and tuffaceous rocks overlying the andesite and volcaniclastic units. Mineralization is disseminated, very low grade and discontinuous, occurring 20 – 40 meters above the andesite – tuffaceous contact.

The fourth type of mineralization is poorly defined by drilling to date, but is observed as fault or fracture-zone infilling along transverse faults above the andesite-tuff contact.

The majority of the Kuriskova uranium mineralization occurs in veins and disseminations that comprise a largely continuous +2m-thick stratiform body along the meta-sedimentary – meta-volcaniclastic contact – the Main Zone. The main Zone contains approximately 68% of the total contained U3O8 estimated for the deposit. The more lensoidal and discontinuous lower-grade stringer-type uranium mineralization hosted within the meta-andesite stratigraphically above the Main Zone mineralization account for the remainder.

Within tuffs, the uranium mineralization occurs as grains along fractures and in lesser quartz-carbonate-hematite-phyllosilicate vein assemblages and on fracture surfaces. The detailed geometry of the vein systems is unknown, as there has been no oriented drill core utilized on the project to date.

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Towards the northwest the deposit boundary is gradational, towards the southeast the deposit is cut but a fault. The continuation of the deposit in the southeast direction has not been sufficiently resolved, and the deposit is open at depths below current drilling.

7.2 Mineralogical Composition

The main uranium minerals of the Kuriskova deposit are uraninite (UO2) and coffinite [U,Th[(SiO4)1-x(OH)4x]. There is a small amount of brannerite (U+4,Ca, Ce)(Ti,Fe+3)2O6). and orthobrannerite (U+4,U+6Ti4O12(OH)2). Orthobrannerite can form a solid-solution series with thorutite [(Th, U, Ca)Ti2(O,OH)6]. Determinative mineralogical tests suggest Kuriskova orthobrannerite does not carry any thorium or cerium in the crystal structure.

In the Main Zone, uraninite is the most dominant uranium mineral, with lesser amounts of coffinite accompanied by abundant fine-grained molybdenite (MoS2).

In the overlying stockwork mineralization in the hangingwall andesites, coffinite has a slight predominance over uraninite, at the edges of silica-carbonate veins. Additionally, there is less molybdenite in the stockwork uranium mineralization, which also tends to have lower uranium grades than the Main Zone.

Minor copper mineralization is also present. Cu minerals are paragenetically younger than uranium minerals and often are found in association with coffinite. Minerals noted at the edges of silica-carbonate veins are tennantite [(Cu,Fe)12As4S13] and chalcopyrite (CuFeS2), along with very minor amounts of bornite (Cu5FeS4) and chalcocite (Cu2S). Trace accessory minerals include covellite (CuS), gersdorffite (NiAsS), galena (PbS), and Cu-Pb-Sb sulfosalts. Pyrite is a very common sulphide mineral in association with uranium mineralization.

The dating of the uraninite by means of electron micro-analyser indicates the mineralization developed in several stages and it was polygenetic. The expected primary Permian age of mineralization was not identified. The oldest uraninite ages are 200 Ma; the youngest is 25Ma. On the basis of age dating, mineralogy, and tectonic history, the uranium mineralization is interpreted to be derived from multiple tectonic and metamorphic processes, with each process resulting in the remobilization of uranium to the current geological setting (Tournigan, 2008).

7.3 Relevant Geological Controls

As defined 5.2 (Project Geology), and 6.1 (Deposit Model), the Main zone mineralization is stratiform in a lower meta-tuff unit above the contact with underlying meta-sediments, likely due to the primary porosity and permeability of the unit as well as the tectonic (bedding parallel-shearing) induced permeability of the rocks. The limits to the tabular shape of the mineralization are defined in part by faulting, the controls to mineralization along strike and down dip are not fully understood. Internal to the Main Zone tabular body of mineralization there are local areas of high-grade (+1.0%) uranium mineralization, the controls on which are not yet understood due to an insufficient density of drilling information in those areas.

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7.4 Type, Character and Distribution of Mineralization

Geochemically, mineralized horizons are enriched in Cu, Pb, Co, B, and La.

Intervals of U-Mo mineralization are commonly cross-cut by veins of Fe-dolomite and quartz, accompanied by chalcopyrite and tennantite. Molybdenite is suspected to be affiliated with uraninite clusters and stringers as minute inter-granular inclusions. Rare flakes to 0.02 mm are observed as disseminations within the wall rocks. Molybdenite concentrations in less-mineralized uraniferous portions of the system tend to be low and nowhere do molybdenite assays comonly exceed 1 % Mo.

Uraninite, coffinite, and orthobrannerite are the dominant Kuriskova uranium minerals. Uraninite occurs as fine grains within aggregates and irregular grains of sulfides, occurring most commonly as blackish selvages to quartz- carbonate-sulfide veins. The quartz-carbonate-sulfide veinlets and stringers are millimeters to tens of centimeters in width, and locally form breccia matrix cement. The uraniferous grains are largely rimmed or enclosed by pyrite.

Uraninite grains are notably localized along the margins of small apatite stringers, which suggests fixation by phosphorous. Uraninite grains range from 1 micron in size to aggregates and microveinlets up to 25 microns.

Uraninite is observed to be distributed along quartz-carbonate- sulfide selvages and as 2 mm long, 10 to 60 micron wide micro-veinlets. It rims and replaces chalcopyrite and tennantite along grain and cluster borders. Distal from the veins, 5 micron grains can form aggregates and clusters to 30 x 80 microns and are often inter-grown with coffinite. Distribution in wallrocks away from veins is highly irregular.

Coffinite cross-cuts quartz-carbonate-sulfide veins, and tends to be devoid of uraninite. It is observed as forming small stringers in pinkish altered rock, as disseminated 3 micron grains, and forming aggregates to 50 microns. Coffinite is sometimes affiliated with idiomorphic barite crystals. It can also form hair-like veinlets in wallrock cutting pyrite grains and aggregates. Coffinite within wall rocks away from veins is highly irregular in its distribution.

Orthobrannerite forms euhedral crystals to 10 microns and aggregates to 50 microns. It occurs sparingly with apatite grains to 20 microns, and in wall rock in higher-grade intervals with uraninite, coffinite, and molybdenite. Chalcopyrite and molybdenite are observed replacing orthobrannerite.

Based on Si values, wavelength- and energy-dispersive X-ray analyses of uranium species, it is indicated that coffinite was probably derived by oxidation of uraninite. The absence of goethite and true hexavalent (U+6) uranium minerals suggests no post-mineralization oxidation, and therefore little involvement of circulating oxidizing meteoric waters. The two-fold population of daughter byproduct lead serves to some degree to suggest the "older" uraninite (1-1.25% Pb) and "younger" coffinite (0.1-0.2% Pb) reflect an Upper Paleozoic and Alpine age, respectively. Alternatively, the bimodal lead population might also indicate a less coffinitized form of uraninite. Significant thorium concentrations have not been detected in any of the uranium minerals analyzed to date.

Pyrite commonly occurs as euhedral grains from 0.1 mm to 0.5mm. Ilmenite (FeTiO3) occurs as disseminations with grain dimensions of 10-50 microns.

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Barite is also observed in quartz-carbonate veinlets as fine selvages, as aggregates to 0.15 x 0.60 mm, and as prismatic crystals to 0.2 x 1.0 mm. It can contain very fine grains of uraninite and is often encapsulated by chalcopyrite and quartz. It occurs invariably in hematite-impregnated wallrock, and is replaced by uraninite and coffinite

Alteration of the wallrock is limited to pervasive sericite, clay and very weak silicification, in addition to moderate to strong veinlet-associated and pervasive carbonate alteration.

Within the Main Zone, organic carbon content is virtually nil, and carbonate-affiliated (nonorganic) carbon values are low, varying from 0 % to 6.02%. Chloritization adjacent to veins is widespread and variable, and is often associated with hematite and carbonate.

Fe-Ti oxides, primarily ilmenite, are concentrated along slip planes of foliation and quartz-chlorite lenses as selvages and tend to be affiliated with very weak U-Mo mineralization. Most occur as irregular grains to 5 microns, with rare euhedral crystals to 20 microns and forming aggregate veinlets parallel to foliation. It also is found distal from veins in wall rock forming 5 micron inclusions in muscovite/sericitized matrix. Grains are elongated and parallel to foliation.

The overall paragenesis of the veins and stringers can be roughly summarized as such:

  Pyrite I+ hematite

  Quartz + pyrite II + uraninite and orthobrannerite as replacements of pyrite I, destruction of magnetite and Fe-Ti-(U) minerals; chloritization

  Carbonate; intense silicification, sericitization, carbonate, pyritization; introduction of base metal sulfides, coffinite alteration of uraninite, and barite.

Pyrite is ubiquitous with uranium mineralization, forming fine disseminations within wall rock and 1 mm+ veinlets within quartz-carbonate veins. It is also affiliated with uraninite and base-metal sulfides as selvages. Dimensions of irregular pyrite grains are ±50 microns to 1.0 x 1.5 mm. U-Ti grains are often enmeshed in pyrite veinlets. Pyrite occurs as euhedral grains to 10 microns and as anhedral grains along vein selvages to 50 microns.

Hematite is ubiquitous within wall rock as impregnations, with aggregate dimensions to 0.1 mm. Uraninite can replace hematite.

Quartz is observed to occur both early and late in the paragenesis of the deposit. Quartz I is coarse-grained quartz forming polycrystalline aggregates to 150 microns and rimming carbonate veins. Quartz II is fine-grained (10 to 20 microns) and overgrows Quartz I grains. It occurs in bends of ptygmatic folds with a mylonitized fabric, suggesting it represents recrystallization of Quartz I during metamorphism. Carbonate is also bimodal, with older carbonate I grains to 40 microns, replaced by younger carbonate II and cross-cut by fine-grained Quartz II veinlets.

EDS scans indicate that apatite is a component in carbonate and uraninite and coffinite lenses. In higher-grade intervals it is observed as thin veinlets to 2 mm length, and as occasional isolated isometric grains to 0.2 mm. Sericite is seen in some veins as selvages to apatite veinlets and forming hair-like veinlets cutting apatite.

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Figure 7.1: Typical Cross Section – Looking Northwest (Tournigan, 2007)

SECTION D-D'
KOŠICE I. - JAHODNÁ
L. Novotný, 2007
SW
NE
fault 614

See Figure 5.3 for location of Section D-D

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8 Exploration (Item 12)

Early exploration began in the 1970’s, as described in the History Section (Section 4). Tournigan’s exploration began in 2005, and continues to present. Tournigan’s exploration has consisted of airborne geophysical surveys and exploration core drilling.

8.1 Surveys and Investigations

Exploration of the Kuriskova deposit has was initiated in 2005 as confirmatory diamond drilling of the historically delineated Main and Hangingwall mineralized zones, followed by in-fill drilling to connect and extend uranium mineralization at depth and along strike. Descriptions of the drilling program and procedures are contained in Section 9 of this report.

Tournigan’s efforts have been aided greatly by the utilization of a local geological staff that have both uranium exploration experience and knowledge and experience specific to Kuriskova.

8.1.1 Procedures and Parameters

Tournigan has conducted extensive regional surveys of Permian volcaniclastics along strike from Kuriskova, in the Gemericum and Veporicum Units (former basins) as well as follow-up surveys of historical radiometric anomalies first noted by the Czechoslovakian state exploration entities in the 1980’s. Tournigan contracted McPhar Geophysical, a well-known geophysical contracting group of Canada, which flew approximately 1,450 km2 of airborne radiometric surveys in 2007. Total kilometers flown in the survey were in excess of 16,250 line-kilometers. The airborne geophysical survey consisted of magnetics, and spectral radiometrics (potassium, thorium, and uranium). Figure 8-1 illustrates the location and extent of the survey for the area around the Kuriskova Uranium Project.

Details of the survey equipment, airborne procedures, and data processing are not available to SRK; nor are they relevant to the current project activities, which at this point are focused on the drilling of the deposit for resource delineation at Kuriskova.

Tournigan’s local geological staff have completed data verification and compilations of the historical drilling at Kuriskova, have provided geological interpretations and oversight on the drilling program, and are responsible for the drillhole database, QA/QC monitoring and compliance procedures, and development of the 3-D geological wireframes of mineralization envelopes.

In SRK’s opinion, the exploration drilling efforts at Kuriskova by Tournigan are appropriate techniques that have verified and added to the historical database for the project; and SRK believes the data is sufficient for resource estimation.

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Figure 8.1: McPhar Airborne Geophysical Survey 2007 , Kuriskova Project Area

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9 Drilling (Item 13)

9.1 Type and Extent of Drilling

Historical Drilling

Historical drilling programs conducted by CSUP, and Uranpres in the period of 1985 to 1990 at the Kuriskova Uranium Deposit are poorly documented as to procedures. It is known that 53 core holes were drilled with non-wireline thin-walled single tube diamond drilling equipment (White, 2007). The thin-walled tubing was easily deflected, resulting in pronounced deviation from the projected drill path and consequently poor drill targeting. The highly broken volcaniclastic meta-andesites possess a slaty cleavage and fracturing, which resulted in poor core recovery. Overall core recovery was estimated at approximately 50%. Large areas of the deposit were left untested due to the poor drilling equipment utilized.

Only 27 of the historical drillholes were judged sufficiently verifiable, and the eU3O8 gamma assay logs provide the only reliable uranium analyses for these holes. The data for these 27 holes have been included in the current drillhole database and are used for resource estimation. Gamma radiometric data have been compared with assay data to confirm the gamma-only data from these drillholes is acceptable for use in resource estimation. Since 2007, Tournigan has instituted a comprehensive QA/QC sampling program for core sample uranium assays, which constitute the majority of data used for current resource estimation.

Tournigan Drilling program 2005-2008

In 2005-2006 Tournigan drilled 18 core drillholes, totaling 7595 meters, both for verification of uranium-molybdenum mineralization and for in-fill exploration drilling on the Kuriskova deposit. Historical drillhole # 1218 was twinned to confirm the average grade and thickness of reported uranium mineralization, using down-hole radiometric gamma logging and chemical assays. In-fill and step-out exploration drilling were conducted to test the numerous gaps in historically defined uranium lenses and envelopes and to extend mineralization along strike.

In 2007-2008 (currently ongoing) an additional 38 core holes totaling 12,712 meters have been completed and assayed (30 holes assayed, 8 pending as of June 30, 2008), and included in the database; and 15 drillholes are planned for the to be completed before November.

9.1.1 Procedures

White (2007) describes the drill activities:

The drilling program is contracted to Geo Technical Consulting of Bratislava. Each hole is first drilled with PQ bits to 100 meters using a Prospector II diamond core drill rig. A Longyear 38 drill rig is mobilized to the drill site to continue drilling with HQ bits, with reduction to NQ if necessary. The drilling contractors use double-barreled drill pipe to maximize core recovery and provide better directional control of the drill path.

At the completion of each hole, the hole is probed using a down-hole instrument that measures gamma-ray emissions as counts per second, down-hole orientation data (dip and azimuth) as well as other parameters including resistivity and self-potential. Down-hole logging is undertaken and equivalent uranium content is calculated from gamma log counts according to a standard method whereby measurements begin at a point half that of background, to the peak of the anomaly and then recording counts per second every ten centimeters. Average counts per second are determined for a mineralized interval by dividing by the number of measurement intervals within the total anomalous interval. The down-hole probe is calibrated several times with geochemically derived uranium concentrations from core samples from completed Tournigan holes. Equivalent U% (eU%) values are calculated from down-hole gamma readings using a complex differential equation utilizing a symmetric inversion filter. Base inputs into the equation include absorption in drilling mud, diameter of hole, absolute density of wall rock, diameter of sond, length of detector, measurements at each point and a conversion factor. SRK has not examined in detail the gamma logging procedures, as the eU% values are not used as the primary assay in the database – analyses from core samples are the basis for the drillhole database.

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In view of the difficult drilling conditions (i.e. caused by steeply dipping bedding and cleavage planes), the drilling speed is reduced in order to improve the core recovery (average daily meterage achieved was 23m / day). In addition to this, an organic polymer (Premix-type, made in France) is mixed with water and used throughout the drilling program. These precautions help to maintain an adequate standard of core recovery throughout the program (i.e. greater than 90% recovery overall, or almost 100% in the fresh rock).

Tournigan has documented down-hole surveying procedures used at Kuriskova (Tournigan, June 2008b) Down-hole deviation surveys were done by Russian built IK-2 and UMI-30 electrical resistance inclinometers, performed at various times by Uranpres (drilling company) and also by Koral S.R.O. (geophysical contractor). In 2006 the drilling contractor also used a Tripari survey as a QA/QC check. Surveying was carried out at 10m intervals at the completion of each hole.

The surveying results were good; however, to achieve better accuracy and to match industry standard multi-shot equipment, Tournigan Energy bought an EZ Trac down-hole survey tool in August 2007, made by Reflex of Sweden . The drilling contractor was trained to use the EZ Trac tool by an external consultant, and all drilling since September 6, 2007 has been surveyed with this tool. Surveying is carried out as single-shot measurements at 15m intervals, while the hole in being drilled, and as a complete hole multi-shot survey at the completion of the drillhole. The single shot data provide a check against the multi-shot survey, which is considered the final survey, and as a backup in case the hole is lost prior to completion. The EZ Trac tool is a magnetic instrument that is used in an open hole or is extended out the end of drill rods. It provided down-hole azimuth and dip information that is gathered both digitally and manually as a backup check.

Jozef Cisovsky carries out QA/QC on down-hole survey data at Tournigan’s offices in Spisska Nova Ves, where hard copy back-up survey reports are kept along with the digital files. During the 2007 drilling program, four holes were surveyed using EZ Trac as well as the Russian instrument as data verification – no significant differences were noted in the results.

As the EZ-trac system is a magnetic tool, and the meta-andesite have the potential for magnetic variations, magnetic references (magnetic base station) are set up prior to drilling and the information compared with magnetic information from the Slovakian national geophysical data center. The reference data are compared with the EZ Trac measurement data for variations in the earth’s magnetic field. The data is also examined for large variations in azimuth or dip over short intervals, typically due to movement in the instrument during measurements, and data are adjusted accordingly. All data modifications are recorded and stored with original data for archival purposes.

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Table 9.1: Kuriskova Drill Hole Summary Data

		COUNT- 0.4m	COUNT- 0.4m	Mean
	No.	Composites	Composites	Grade
YEAR	Drillholes	>0.00%	>0.03%	%U
1990	27	209	193	0.242
2005	3	33	28	0.514
2006	15	102	80	0.267
1990-2006	75	344	301	0.274
2007	27	736	472	0.238
2008	8	215	215	0.201
ALL		1295	988	0.241

Note: Data as of April 30, 2008. See Table 15.6 and 15.7 for data used in current resource database. Source: Tournigan, 2008

Figure 9.1: Drillhole Collars in the Field

Source (SRK, 2008 – left; Tournigan, 2008 – right)

Tournigan’s drill collar locations are surveyed in the field before and after drilling, and drill holes are marked in the field with a steel pipe cemented in the top of the drillhole (Figure 9.1). A surveyor uses SOKKIA Power Set 4000 theodolite precision surveying equipment to establish drillhole collar coordinates. A registered independent contract surveyor (Prachnar Marek) provides the surveying, and individual drillhole survey reports. Surveyed drillholes are tied to established benchmarks in the area, and surveyed from two different stations to verify measurement and avoid errors. Accuracy is to Slovakian Class 3 survey standards; 6 cm in the x and y direction. Tournigan has documented the surveying protocols in use (standard operating procedures and reference information) (Tournigan, June 2008a).

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9.2 Results

The Tournigan drilling program has been successful for verification of mineralized uranium thicknesses and grade, as first defined by the historical drilling. The drilling confirms the thin blanket-like geometry of the Main Zone and is variable in dip from 60º near the top of the section to 45ºtowards the deepest dri lled portions of the body.

SRK concludes the drilling methods employed by Tournigan since 2005 are sufficient to derive satisfactory core samples for analysis and gamma-probe analyses for eU analytical checks. A 3-D picture of the drill hole pattern is shown if Figure 15.4. The hole deviations shown are as expected for most holes, given the depths and the geology.

The poor core recovery of pre-2005 drilling and the presence of strong fracturing and shearing in the host meta-tuffs of the Main zone of mineralization, suggests poor ground conditions might exist for the Main zone mineralization. SRK recommends geotechnical investigations of the current core and/or oriented drill core dedicated for geotechnical work.

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Table 9.2: Kuriskova Drill Hole Collar Data 1990-2008.

Hole ID	Northing	Easting	Elevation	Dip	Azimuth	Depth	Year
992	-1234199.06	-270390.03	590.5	89.3	25	478	1990
1179	-1234432.75	-270395.3	589.97	85.5	25	559.9	1990
1180	-1234142.74	-270593.21	571.38	90	29	577	1990
1181	-1234113.37	-270426.76	576.91	79	75	391.5	1990
1182	-1234049.28	-270463.45	568.07	76.6	53	403	1990
1215	-1234114.44	-270430.49	576.51	86.5	45	449.2	1990
1216	-1234051.86	-271030.12	610.48	87.3	59	278.9	1990
1217	-1234370.15	-271028.49	557.03	86.2	58	396.1	1990
1218	-1234081.17	-270494.99	566.28	90	68	417	1990
1219	-1234427.53	-270391.27	589.4	90	134	306.4	1990
1220	-1234360.28	-270263.07	594.2	75	336	455	1990
1221	-1233729.08	-270668.19	504.32	86.4	37	354.6	1990
1222	-1234084.32	-270496.03	566.95	78.9	50	382.3	1990
1223	-1234144.29	-270590.99	571.57	87.8	148	578	1990
1225	-1234382.09	-270202.03	593.03	89.5	68	444	1990
1226	-1234462.23	-270135.47	563.29	90	60	244	1990
1227	-1234531.38	-270197.53	569.84	89.6	254	466.6	1990
1233	-1234404.37	-270573.31	610.87	87.9	186	791.6	1990
1234	-1234330.74	-270719	619.03	88.6	144	792	1990
1235	-1234125.78	-270294.13	608.72	77.5	19	246.9	1990
1239	-1233976.8	-270527.65	554.19	77.5	68	352.2	1990
1242	-1234051.33	-270460.58	567.94	72.6	44	319	1990
1245	-1234176.89	-270239.75	605.14	82.4	50	378.3	1990
1246	-1234474.18	-270760.11	616.95	89.3	198	956	1990
1247	-1234356.92	-270260.29	594.79	74.1	338	447.7	1990
1248	-1234114.82	-270429.25	576.77	85.9	296	412.1	1990
1215-1	-1234114.44	-270430.49	576.51	86.5	330	368.5	1990
KG-J-1	-1234093.73	-270513.97	565.57	85	67	440.4	2005
KG-J-1A	-1234092.02	-270512.46	565.67	88.5	46	444.1	2005
KG-J-2	-1234165.13	-270473.3	575.41	88.17	40	480.4	2005
KG-J-4	-1234161.87	-270572.11	571.55	90	85	596.3	2005
KG-J-10	-1234343.06	-270270.77	595.62	89	75	411.5	2006
KG-J-11	-1234000.26	-270702.46	561	88	68	474.4	2006
KG-J-12	-1234475.87	-270259.97	577.99	88	100	429.5	2006
KG-J-13	-1234324.99	-270171.62	597.45	88	75	275	2006
KG-J-14	-1234262.72	-270211.95	608.6	90	60	330	2006
KG-J-15	-1234574.69	-270132.06	540.07	88	57	286	2006
KG-J-15A	-1234579.29	-270133.51	539.95	87	135	153	2006
KG-J-17	-1233449.47	-270793.77	562.23	88.09	70	298.2	2006

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Hole ID	Northing	Easting	Elevation	Dip	Azimuth	Depth	Year
KG-J-3	-1234297.37	-270321.04	598.82	88.17	75	426.3	2006
KG-J-5	-1234104.76	-270660.14	567.1	88	57	513.1	2006
KG-J-6	-1234041.31	-270606.1	555.4	87.83	86	433	2006
KG-J-7	-1234219.3	-270525.65	578.46	88.5	65	556.9	2006
KG-J-8	-1234291.95	-270489.73	586.68	90	123	525	2006
KG-J-9	-1234353.17	-270410.09	590.61	88.17	42	522.3	2006
KG-J-19A	-1234268.36	-270218.63	609.92	82	65	300.8	2007
KG-J-19B	-1234268.11	-270217.45	609.86	75	65	228.3	2007
KG-J-20A	-1234237.59	-270166.81	595.55	89.17	72	225	2007
KG-J-20B	-1234227.09	-270164.21	594.85	80	60	171	2007
KG-J-21A	-1234198.63	-270261.52	611.91	88	65	372.7	2007
KG-J-21B	-1234198.16	-270260.39	611.79	82	65	337	2007
KG-J-21C	-1234198.26	-270262.75	611.87	85	90	352.7	2007
KG-J-21D	-1234197.59	-270260.88	611.87	85	0	349	2007
KG-J-22A	-1234185.3	-270190.66	600.9	90	320	175	2007
KG-J-23A	-1234170.45	-270221.25	604.44	88	65	195.5	2007
KG-J-24A	-1234221.93	-270316.48	599.06	75	65	355.2	2007
KG-J-24B	-1234222.62	-270317.6	598.87	85	65	367	2007
KG-J-25A	-1234127.3	-270299.76	609.21	88	55	343.7	2007
KG-J-25B	-1234127.51	-270300.09	609.22	82	55	337	2007
KG-J-25C	-1234126.91	-270303.71	609.46	85.2	335	375.7	2007
KG-J-26A	-1234325.39	-270184.86	600.14	88	65	304	2007
KG-J-26B	-1234325.29	-270183.9	600.03	78.7	65.3	246.4	2007
KG-J-26C	-1234325.02	-270183.77	600.02	68.3	66	207.3	2007
KG-J-27A	-1234166.98	-270279.02	612.12	86.2	52.8	341.3	2007
KG-J-27B	-1234167.95	-270279.32	612.2	89.4	261	389	2007
KG-J-28A	-1234295.67	-270205.36	608.44	89.7	40.2	374.6	2007
KG-J-28B	-1234295.56	-270204.8	608.28	85.7	65.6	305	2007
KG-J-28C	-1234295.62	-270204.34	608.32	81.6	72.4	257.2	2007
KG-J-29A	-1234345.85	-270548.24	610.35	89.7	109.2	505	2007
KG-J-29B	-1234343.03	-270548.88	610.21	87	251	282	2007
KG-J-30A	-1234381.2	-270478.87	596.02	89.6	67.6	492.3	2007
KG-J-30B	-1234392.55	-270458.49	593.87	89.2	11.3	650.8	2007
KG-J-31A	-1234156.37	-270451.67	577.21	80	58.2	432	2007
KG-J-31B	-1234163.3	-270453.42	577.51	75	91	436.3	2007
KG-J-32A	-1234253.25	-270293.37	601.63	88.4	88.8	421.5	2007
LH-K-1A	-1234280.99	-270265.34	603.61	85	67	386.1	2008
LH-K-1B	-1234281.44	-270264.72	603.64	75	67	306.3	2008
LH-K-2A	-1234252.94	-270292.28	601.63	84	65	401	2008
LH-K-2B	-1234253.2	-270292.05	601.62	78	64	315	2008

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Hole ID	Northing	Easting	Elevation	Dip	Azimuth	Depth	Year
LH-K-2C	-1234253.08	-270291.81	601.66	72	60	312	2008
LH-K-3A	-1234295.56	-270198.52	607.35	56	64	223	2008
LH-K-3B	-1234296.36	-270200.28	607.66	68	65	226.1	2008
LH-K-4A	-1234272.41	-270326.47	598.48	87	60	414	2008

Source: Tournigan, 2008

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Table 9.3: Significant Kuriskova Mineralization Intercepts 1990-2008 – Main Zone.

Hole ID	From	To	Interval	U %	U3O8%	YEAR
LH-K-1A	360.1	363.3	3.2	0.228	0.269	2008
LH-K-1B	278.3	281.4	3.1	0.772	0.910	2008
LH-K-2A	377.7	378.2	0.5	0.065	0.076	2008
LH-K-2B	287.2	289.5	1.6	0.390	0.460	2008
LH-K-2C	271.7	273.7	2	0.066	0.078	2008
LH-K-3B	200.6	201	0.4	0.132	0.156	2008
LH-K-4A	397.6	399.1	1.5	0.243	0.287	2008
KG-J-19A	232.6	241	5.2	0.442	0.521	2007
KG-J-19B	214.2	217	2	0.085	0.100	2007
KG-J-20A	210	213.8	2.8	0.070	0.082	2007
KG-J-21A	313.15	327	11.35	0.328	0.387	2007
KG-J-21B	246.5	247	0.5	0.653	0.770	2007
KG-J-21C	291	291.7	0.7	0.205	0.242	2007
KG-J-21D	305.5	311.5	6	0.498	0.587	2007
KG-J-24A	311.5	312.8	1.3	0.071	0.083	2007
KG-J-24B	346	353	4	0.644	0.759	2007
KG-J-25A	301.5	307.7	6.2	0.688	0.811	2007
KG-J-25B	268	268.7	0.7	0.184	0.217	2007
KG-J-25C	317	328	9	0.188	0.222	2007
KG-J-26A	263	266	3	0.167	0.197	2007
KG-J-26B	217.5	220.4	1.4	0.256	0.302	2007
KG-J-26C	192	194	2	0.172	0.203	2007
KG-J-27A	286.4	287	0.6	0.194	0.229	2007
KG-J-27B	352.5	354	1.5	0.076	0.090	2007
KG-J-28A	332	338	6	0.121	0.142	2007
KG-J-28B	267.5	271	3.5	0.966	1.140	2007
KG-J-28C	248.5	254	5.5	0.472	0.557	2007
KG-J-31A	380	384.2	4.2	0.121	0.143	2007
KG-J-31B	410.7	414.9	4.2	0.246	0.290	2007
KG-J-30B	588	592.5	4.5	0.177	0.209	2007
KG-J-13	250.7	253	0.8	0.562	0.662	2006
KG-J-14	299	304	5	0.563	0.664	2006
KG-J-6	411.5	412	0.5	0.512	0.604	2006
KG-J-7	510.7	514.3	2.2	0.144	0.170	2006
KG-J-10	375.8	376.8	1	0.189	0.223	2006
KG-J-12	389	389.8	0.8	0.044	0.052	2006
KG-J-3	399.6	400.4	0.8	0.071	0.084	2006
KG-J-8	502	506.5	4.5	0.406	0.478	2006
KG-J-9	489.8	493.5	3.7	0.280	0.330	2006

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Hole ID	From	To	Interval	U %	U3O8%	YEAR
KG-J-1	406.9	409.3	2.4	0.214	0.253	2005
KG-J-1A	420.5	425.2	2	4.132	4.873	2005
KG-J-2	449.6	454	3.2	0.399	0.471	2005
KG-J-4	545.2	546.7	1.5	0.138	0.163	2005
1180	501.1	517.9	12.5	0.324	0.382	1990
1181	316.8	321.5	3.6	0.121	0.143	1990
1182	300.1	304.9	4.8	1.232	1.453	1990
1215	393.9	395.6	1.7	1.064	1.255	1990
1218	393.4	398.1	3.1	0.425	0.502	1990
1220	404.1	409.1	5	0.286	0.337	1990
1222	361.5	363	1.5	0.821	0.968	1990
1223	552.3	552.7	0.4	0.040	0.047	1990
1234	676.8	677	0.2	0.030	0.036	1990
1245	227	228.4	1.4	0.061	0.071	1990
1247	429.2	429.7	0.5	0.066	0.077	1990
1248	400.3	401.4	1.1	0.676	0.797	1990
992	439.9	444.2	2.4	0.035	0.042	1990
1179	513.1	513.5	0.4	0.149	0.176	1990
1233	757.1	758.2	1.1	0.142	0.168	1990

Source: Tournigan, 2008

Drillholes are oriented to cross-cut the tabular mineralized Main Zone; however, intercepts are not true width measurements of mineralized intervals. This is accounted for in the generation of the wire-framed mineralized boundaries.

Section Section 15 for Figures displaying drillhole traces relative to surface and mineralization

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10 Sampling Method and Approach (Item 14)

There is no relevant information regarding the historical sampling methodologies or security measures utilized in 1985-1990. This is no longer of consequence to the program, as only the eU values, derived from gamma logs, for 27 of the historic drillholes has been tentatively judged suitable for inclusion in the Kuriskova database.

10.1 Sample Methods – 2005 to 2008

Drill core of mineralized intercepts is either HQ (6.4 cm diameter) or NQ (4.8 cm diameter) size core. Core is transported to secure facilities in Novoveska Huta for logging and sampling. Mineralized intervals are noted with a hand-held scintillometer/spectrometer to determine sampling intervals in conjunction with geological characteristics. Core is saw-cut in half and the sample intervals bagged and shipped to the analytical lab. Un-cut non-mineralized core and remaining half core are retained in core boxes and stored in a secure facility. In addition to this, the mineralized zones are identified with a ZRUP Gamma Logger. RQD and geotechnical logging is performed on the core concurrent with geological logging. Figure 10.1 indicates that sampled intervals in mineralization are typically 0.5 to 1.0 m in length (average = 0.79m). The sample composite length for resource estimation is 0.5m, a reasonable sample length for the data and the thickness of mineralization.

Figure 10.1: Kuriskova Histogram of Sample Lengths

Sample length versus U assay grade, as shown in Figure 10.2, indicates assay grades greater than 2.0% U are from sample interval less than 0.5m – in general, a bias of higher grades assays are from shorter sample intervals. This is an artifact of the sampling process when guided by handheld scintillometer/spectrometer.

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Figure 10.1: Kuriskova Assay grade versus Sample Length

RQD data is collected from the core, but has not been evaluated by SRK for this report on resource estimation; it will be part of a geotechnical evaluation as the project moves forward in a scoping study.

10.2 Factors Impacting Accuracy of Results

It is industry standard procedures for most uranium properties to use gamma determined eU% or eU3O8% for resource estimation. Tournigan has elected to use assay data from core rather than gamma probe data primarily because the gamma data has no QA/QC data to verify its accuracy; whereas the assay data has significant QA/QC data control on accuracy and repeatability.

The gamma log data is used as a credible check, but it lacks replicate analyses (same probe rerun a second or third time in the same hole), standards (while it does have calibration, there were no control holes used to re-log on a daily basis as a standard), and no outside checks (no third party gamma logs as checks).

In SRK’s opinion, both gamma-log determined eU% data and analytical U% assay data can be used for resource estimation on uranium resources, and it is preferable to check one against the other. For Kuriskova, SRK deems it acceptable to use analytical data rather than gamma eU data for the resource estimate, and has checked the analytical data against the gamma data as a means of data verification (Section 12)

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11 Sample Preparation, Analyses and Security (Item 15)

This section relates primarily to the drilling from 2005 to present, and the collections and analyses of core samples taken during the program.

Of the 27 historical gamma-only drillholes deemed useable for resource estimation, nine of the drillholes have table-format data only as gamma-determined eU% data at 0.1m intervals; one drillhole has a graphic log and tabulated eU% determinations from the graphic log, and 17 drillholes have graphic gamma logs only. Those graphical gamma logs were digitized to generate 0.1m eU% data, and the values compared to the values estimated directly from the graphical logs.

11.1 Sample Preparation and Assaying Methods

Drilling 2005-2007

White (2007) describes the analytical procedures used in the Tournigan drilling program from 2005-2006:

The samples from the first 2 drill holes (KG-J-1 and KG-J-2), totaling 26 core samples, were securely air freighted to the OMAC lab in Ireland for analysis. The samples were dried at 850 C, jaw crushed to -2 mm and the total amount of crushed material was milled using LM2 mill to -100 ﾊm. Because the mineralized interval from the 3rd hole (KG-J-1a) was high-grade (over 6% U for the whole interval), it was unable to be assayed at the OMAC laboratory. Accordingly, it was sent to the Ecochem laboratory in the Czech Republic (owned by ALS Chemex). There they undertook a spectrophotometric determination of uranium (with an ICP determination of other elements). The final determination of uranium grade was by the David-Gray-Eberle titrimetric method.

Core samples from the remaining holes drilled as part of the program were securely dispatched to an ALS Chemex sample preparation lab in Pitea, Sweden (in the case of non-radioactive samples) and to the ALS Chemex laboratory in Vancouver (in the case of radioactive samples). Non-radioactive samples were crushed, pulverized and the resultant pulps then shipped to the ALS laboratory in North Vancouver, Canada for geochemical analysis.

The ALS Chemex sample preparation facility in Sweden is also fully accredited and sample preparation is clearly defined and monitored. Here, core material is crushed to -2mm and undergoes ring and puck pulverizing, such that +85% of the material passes through a 75 micron screen. The resultant pulps are then dispatched to Canada where they are again screened so that +80% of the sample passes through a 75 micron screen. Prepared samples were analyzed for 45 element suite using MA/ES procedure (ME-MS61U), which involves digestion of 0.2 g of sample in the mixture of nitric, hydrofluoric, hydrochloric and perchloric acids, bringing solution to dryness and re-dissolving salts in 10 mL of 10% aqua regia solution followed by reading using ICP-OES spectrometer. The samples were also analyzed for gold using Au4 procedure that involves fusion of 50 g of sample with lead collection, cupellation, dissolving resulting prill in aqua regia and AA analysis. Samples with greater than 10,000 ppm U (1.0% U) were analyzed using Fusion XRF (UXRF10).

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Since July 2007, the samples have been routed to SGS Labs’ Lakefield facility in Toronto, Canada, for primary analysis and to the secondary ActLAB in Toronto, Canada. The sample bags of sawed mineralized drill core are now shipped directly from Slovakia to Toronto where the labs crush, split and pulverize the core on site before analysis. This step allows the consolidation and retention of all rejects and pulp material at one central site. After sample preparation, SGS sends the samples to Actlabs for renumbering and insertion of quality control samples, and the re-numbered samples with QC inserts are sent back to SGS In addition, selected samples are measured for specific gravity (SG) [density determinations], either by wet, wax seal, or pycnometer methods.

Part of the pulped sample is prepared for multi-element ICP analysis for 52 elements, using a three-acid digestion. Another portion of the pulp is used to prepare a pressed-pellet sample for XRF analysis for U and Mo determinations. Earlier samples from the 2005-2007 drilling campaign utilized a fusion bead preparation for XRF analyses. Statistical analysis submitted standard samples shows tighter value clusters for the pressed pellet XRF samples over fusion bead preparation, both in ±5 % and 3ﾐ plots. Anomalously high samples and samples for random cross-checking are sent to ActLabs for further processing and determination.

11.1.1 Testing Laboratories

For the 2005-2007 drilling program, accreditation of the analytical labs meet full CIM and EU specifications. ALS Chemex’s North Vancouver and Ecochem Laboratories in the Czech Republic (now wholly merged with ALS) hold ISO 9001:2000 registration. The North Vancouver lab has also received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".The ALS Chemex sample preparation facility in Sweden is also fully accredited and sample preparation is clearly defined and monitored.

Beginning in July 2007 and continuing today, Kuriskova drilling samples are sent to SGS Lakefield Lab in Toronto as the primary lab, with ActLabs in Toronto providing a secondary function.

11.2 Quality Controls Samples

2005 – 2006 Drilling Program

Standard laboratory QC procedures were applied to the sample analyses at the ALS Laboratory in North Vancouver; 10 % of samples were analyzed in duplicate, blanks and reference materials were analyzed along with the samples.

Geochemical analysis was monitored via the use of internal control standards that were then compared to certified CANMET and GEOSTATS standard reference material. As part of data verification, ACA Howe received all unmodified assay information relating to Tournigan’s samples analyses, reviewed the laboratory QA/QC procedures, and found the quality control and assurance data to be satisfactory.

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2007 to Current Drilling Program

As a result of an external audit, in August 2007 Tournigan instituted a rigorous QA/QC program, under Tournigan’s control, that is summarized in their project reference manual (Tournigan Energy, 2007). The reference manual enumerates the sampling steps, chain-of-custody (sample management), QA/QC procedures performed, and reporting procedures. Once the samples are delivered to the labs, a dedicated Tournigan geologist tracks the samples, and consolidates and reports all assay data completed, as it is received.

Once initial analyses are completed, random samples are sent from SGS to ActLabs for check assays, to establish precision (repeatability) and analytical bias. Additionally, coarse sample rejects are chosen at random and sent to ActLab for preparation and analysis, to check the accuracy and repeatability of the original sample preparation. A further check on SGS Lab precision is conducted by renumbering pulps and re-submission from ActLab to SGS for analysis. Tournigan monitors quality assurance by plotting and analyzing the data, as received, and activates re-assay of sample batches that do not meet pre-determined standards. Table 11.1 shows a sample logs sheet of the information recorded. Table 11.2 shows the sample renumbering and QC sample insertion tracking. Table 11.3 shows the summary and objectives of the QA/QC program. Figures 11.1 through 11.3 depict the flow charts for sample preparation, analytical procedures, and QA/QC procedures respectively used by Tournigan and the labs.

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Table 11.1: Kuriskova Project Sample Log Sheet (Tournigan, 2008).

| Unique | Site_ID | Hole | No. of sample | From (m) | To (m) | Length (m) | Weight /kg/ | Recovery (%) | No. of Core Box | Gamma activity From (imp/s) | Gamma activity To (imp/s) | Rock code | Comments | Diameter | Calculated-weight | uSv/hr | No.of Drum | Actual Weight Minus Calc. Weight (kg) | Difference |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 43784 | LH-K-6A | 1 | 200.5 | 201 | 0.5 | 1.940 | 95 | | 190 | 210 | 44 | tuff | HQ | 2.04725 | 0.19 | 183 | -0.107 | -6% |
| 2 | 43785 | LH-K-6A | 2 | 201 | 201.5 | 0.5 | 2.205 | 95 | | 250 | 280 | 44 | tuff | HQ | 2.04725 | 0.25 | 183 | 0.158 | 7% |
| 3 | 43786 | LH-K-6A | 3 | 201.5 | 202 | 0.5 | 2.169 | 90 | | 230 | 270 | 44 | tuff | HQ | 1.9395 | 0.23 | 183 | 0.230 | 11% |
| 4 | 43787 | LH-K-6A | 4 | 271.4 | 271.9 | 0.5 | 1.894 | 90 | | 190 | 230 | 44 | tuff | HQ | 1.9395 | 0.21 | 183 | -0.045 | -2% |
| 5 | 43788 | LH-K-6A | 5 | 271.9 | 272.5 | 0.6 | 2.606 | 90 | | 210 | 240 | 44 | tuff | HQ | 2.3274 | 0.20 | 183 | 0.279 | 11% |
| 6 | 43789 | LH-K-6A | 6 | 272.5 | 273 | 0.5 | 1.938 | 90 | | 280 | 310 | 44 | tuff | HQ | 1.9395 | 0.45 | 183 | -0.001 | 0% |
| 7 | 43790 | LH-K-6A | 7 | 273 | 274 | 1 | 3.671 | 90 | | 260 | 300 | 44 | tuff | HQ | 3.879 | 0.25 | 183 | -0.208 | -6% |
| 8 | 43791 | LH-K-6A | 8 | 294 | 294.7 | 0.7 | 2.597 | 95 | | 200 | 300 | 44 | tuff | HQ | 2.86615 | 0.22 | 183 | -0.269 | -10% |
| 9 | 43792 | LH-K-6A | 9 | 294.7 | 295.1 | 0.4 | 1.485 | 90 | | 270 | 320 | 44 | tuff | HQ | 1.5516 | 0.29 | 183 | -0.067 | -4% |
| 10 | 43793 | LH-K-6A | 10 | 295.1 | 295.5 | 0.4 | 1.272 | 80 | | 500 | 600 | 44 | zrudnený tuff | HQ | 1.3792 | 0.6 | 183 | -0.107 | -8% |
| 11 | 43794 | LH-K-6A | Field blank | Field blank | Field blank | Field blank | 0.55 | | | | | | | | Check Formula | | 183 | #VALUE! | #VALUE! |
| 12 | 43795 | LH-K-6A | 11 | 295.5 | 296.5 | 1 | 3.495 | 95 | | 280 | 320 | 44 | tuff | HQ | 4.0945 | 0.3 | 183 | -0.600 | -17% |
| 13 | 43796 | LH-K-6A | 12 | 296.5 | 297.5 | 1 | 4.167 | 95 | | 280 | 320 | 44 | tuff | HQ | 4.0945 | 0.22 | 183 | 0.072 | 2% |
| 14 | 43797 | LH-K-6A | 13 | 297.5 | 298.2 | 0.7 | 2.408 | 85 | | 280 | 320 | 44 | tuff | HQ | 2.56445 | 0.21 | 183 | -0.156 | -6% |
| 15 | 43798 | LH-K-6A | 14 | 298.2 | 298.6 | 0.4 | 1.578 | 80 | | 200 | 240 | 44 | tuff | HQ | 1.3792 | 0.21 | 183 | 0.199 | 13% |
| 16 | 43799 | LH-K-6A | 15 | 298.6 | 299 | 0.4 | 1.428 | 80 | | 300 | 700 | 912 | tektonika s rudou | HQ | 1.3792 | 0.5 | 183 | 0.049 | 3% |
| 17 | 43800 | LH-K-6A | 16 | 299 | 300 | 1 | 3.654 | 95 | | 200 | 250 | 44 | tuff | HQ | 4.0945 | 0.23 | 183 | -0.441 | -12% |
| 18 | 43801 | LH-K-6A | 17 | 300 | 301 | 1 | 3.666 | 80 | | 200 | 250 | 44 | tuff | HQ | 3.448 | 0.24 | 183 | 0.218 | 6% |
| 19 | 43802 | LH-K-6A | 18 | 301 | 302 | 1 | 3.752 | 80 | | 200 | 250 | 44 | tuff | HQ | 3.448 | 0.24 | 183 | 0.304 | 8% |
| 20 | 43803 | LH-K-6A | 19 | 302 | 303 | 1 | 3.381 | 95 | | 190 | 220 | 44 | tuff | HQ | 4.0945 | 0.20 | 183 | -0.714 | -21% |
| 21 | 43804 | LH-K-6A | 20 | 303 | 303.3 | 0.3 | 1.251 | 90 | | 180 | 200 | 44 | tuff | HQ | 1.1637 | 0.21 | 183 | 0.087 | 7% |
| 22 | 43805 | LH-K-6A | 21 | 303.3 | 304 | 0.7 | 2.910 | 95 | | 180 | 200 | 44 | tuff | HQ | 2.86615 | 0.49 | 183 | 0.044 | 2% |
| 23 | 43806 | LH-K-6A | 22 | 323.5 | 324.4 | 0.9 | 3.851 | 100 | | 180 | 230 | 45 | jemnozrné sedimenty | HQ | 3.879 | 0.20 | 183 | -0.028 | -1% |
| 24 | 43807 | LH-K-6A | 23 | 324.4 | 324.9 | 0.5 | 2.271 | 100 | | 220 | 260 | 911 | mylonit s kremeňom | HQ | 2.155 | 0.21 | 183 | 0.116 | 5% |
| 25 | 43808 | LH-K-6A | 24 | 324.9 | 325.6 | 0.7 | 2.310 | 95 | | 260 | 400 | 45 | jemnozrné sedimenty s kremeňom | HQ | 2.86615 | 0.38 | 183 | -0.556 | -24% |
| 26 | 43809 | LH-K-6A | 25 | 325.6 | 326 | 0.4 | 1.326 | 95 | | 230 | 260 | 45 | jemnozrné sedimenty s kremeňom | HQ | 1.6378 | 0.25 | 183 | -0.312 | -24% |
| 27 | 43810 | LH-K-6A | 26 | 326 | 326.3 | 0.3 | 1.204 | 100 | | 260 | 300 | 45 | pyritizovane sedimenty | HQ | 1.293 | 0.21 | 183 | -0.089 | -7% |
| 28 | 43811 | LH-K-6A | 27 | 326.3 | 327.5 | 1.2 | 4.601 | 95 | | 220 | 250 | 45 | jemnozrné sedimenty s karbonátmi | HQ | 4.9134 | 0.20 | 183 | -0.312 | -7% |
| 29 | 43812 | LH-K-6A | 28 | 327.5 | 328 | 0.5 | 2.474 | 95 | | 220 | 250 | 45 | jemnozrné sedimenty s karbonátmi | HQ | 2.04725 | 0.23 | 183 | 0.427 | 17% |
| 30 | 43813 | LH-K-6A | 29 | 328 | 328.9 | 0.9 | 3.696 | 95 | | 220 | 250 | 45 | jemnozrné sedimenty s pyritom | HQ | 3.68505 | 0.46 | 183 | 0.011 | 0% |
| 31 | 43814 | LH-K-6A | 30 | 328.9 | 329.5 | 0.6 | 2.532 | 100 | | 290 | 350 | 45 | jemnozrné sedimenty | HQ | 2.586 | 0.27 | 183 | -0.054 | -2% |
| 32 | 43815 | LH-K-6A | 31 | 329.5 | 330.5 | 1 | 4.348 | 100 | | 230 | 280 | 45 | jemnozrné sedimenty | HQ | 4.31 | 0.20 | 183 | 0.038 | 1% |
| 33 | 43816 | LH-K-6A | 32 | 371 | 372 | 1 | 3.660 | 95 | | 240 | 300 | 43 | andezity | HQ | 4.0945 | 0.27 | 183 | -0.435 | -12% |
| 34 | 43817 | LH-K-6A | 33 | 372 | 372.5 | 0.5 | 1.947 | 100 | | 240 | 300 | 43 | andezity | HQ | 2.155 | 0.23 | 183 | -0.208 | -11% |
| 35 | 43818 | LH-K-6A | 34 | 372.5 | 373 | 0.5 | 2.123 | 100 | | 240 | 300 | 43 | andezity | HQ | 2.155 | 0.23 | 183 | -0.032 | -2% |
| 36 | 43819 | LH-K-6A | 35 | 373 | 373.4 | 0.4 | 1.485 | 95 | | 500 | 1100 | 43 | zrudnené andezity | HQ | 1.6378 | 0.8 | 183 | -0.153 | -10% |
| 37 | 43820 | LH-K-6A | 36 | 373.4 | 374 | 0.6 | 2.293 | 95 | | 200 | 230 | 43 | andezity | HQ | 2.4567 | 0.22 | 183 | -0.164 | -7% |
| 38 | 43821 | LH-K-6A | 37 | 382.6 | 383 | 0.4 | 1.732 | 100 | | 160 | 180 | 43 | andezity | HQ | 1.724 | 0.18 | 183 | 0.008 | 0% |
| 39 | 43822 | LH-K-6A | 38 | 383 | 384 | 1 | 3.887 | 95 | | 180 | 230 | 43 | andezity | HQ | 4.0945 | 0.19 | 183 | -0.208 | -5% |
| 40 | 43823 | LH-K-6A | 39 | 384 | 384.3 | 0.3 | 1.019 | 90 | | 230 | 260 | 43 | andezity | HQ | 1.1637 | 0.18 | 183 | -0.145 | -14% |
| 41 | 43824 | LH-K-6A | 40 | 384.3 | 384.8 | 0.5 | 2.121 | 100 | | 180 | 220 | 43 | andezity | HQ | 2.155 | 0.20 | 183 | -0.034 | -2% |
| 42 | 43825 | LH-K-6A | 41 | 384.8 | 385.2 | 0.4 | 1.530 | 95 | | 300 | 340 | 43 | andezity | HQ | 1.6378 | 0.35 | 183 | -0.108 | -7% |
| 43 | 43826 | LH-K-6A | 42 | 385.2 | 386 | 0.8 | 3.510 | 100 | | 180 | 200 | 43 | andezity | HQ | 3.448 | 0.17 | 183 | 0.062 | 2% |
| 44 | 43827 | LH-K-6A | 43 | 401 | 402 | 1 | 4.329 | 100 | | 200 | 240 | 43 | andezity | HQ | 4.31 | 0.19 | 183 | 0.019 | 0% |
| 45 | 43828 | LH-K-6A | 44 | 402 | 402.7 | 0.7 | 3.163 | 100 | | 240 | 330 | 43 | andezity | HQ | 3.017 | 0.20 | 183 | 0.146 | 5% |
| 46 | 43829 | LH-K-6A | 45 | 402.7 | 403.3 | 0.6 | 1.900 | 90 | | 250 | 270 | 43 | andezity | HQ | 2.3274 | 0.25 | 183 | -0.427 | -22% |
| 47 | 43830 | LH-K-6A | 46 | 403.3 | 404.3 | 1 | 3.424 | 90 | | 260 | 320 | 43 | andezity | HQ | 3.879 | 0.30 | 183 | -0.455 | -13% |
| 48 | 43831 | LH-K-6A | 47 | 404.3 | 405 | 0.7 | 2.990 | 100 | | 200 | 250 | 43 | andezity | HQ | 3.017 | 0.22 | 183 | -0.027 | -1% |
| 49 | 43832 | LH-K-6A | 48 | 405 | 406 | 1 | 4.106 | 95 | | 200 | 250 | 43 | andezity | HQ | 4.0945 | 0.19 | 184 | 0.011 | 0% |
| 50 | 43833 | LH-K-6A | 49 | 406 | 407 | 1 | 4.259 | 95 | | 180 | 230 | 43 | andezity | HQ | 4.0945 | 0.19 | 184 | 0.165 | 4% |
| 51 | 43834 | LH-K-6A | 50 | 407 | 407.8 | 0.8 | 3.141 | 95 | | 180 | 260 | 43 | andezity | HQ | 3.2756 | 0.17 | 184 | -0.135 | -4% |
| 52 | 43835 | LH-K-6A | 51 | 407.8 | 408.3 | 0.5 | 2.025 | 100 | | 200 | 240 | 43 | andezity | HQ | 2.155 | 0.17 | 184 | -0.130 | -6% |
| 53 | 43836 | LH-K-6A | 52 | 408.3 | 408.8 | 0.5 | 2.037 | 100 | | 270 | 320 | 43 | andezity | HQ | 2.155 | 0.19 | 184 | -0.118 | -6% |
| 54 | 43837 | LH-K-6A | 53 | 408.8 | 409.4 | 0.6 | 2.167 | 100 | | 200 | 250 | 43 | andezity | HQ | 2.586 | 0.22 | 184 | -0.419 | -19% |
| 55 | 43838 | LH-K-6A | 54 | 409.4 | 409.7 | 0.3 | 1.124 | 90 | | 400 | 650 | 43 | zrudnené andezity | HQ | 1.1637 | 0.7 | 184 | -0.040 | -4% |
| 56 | 43839 | LH-K-6A | 55 | 409.7 | 410.2 | 0.5 | 1.870 | 95 | | 200 | 270 | 43 | andezity | HQ | 2.04725 | 0.21 | 184 | -0.177 | -9% |
| 57 | 43840 | LH-K-6A | 56 | 410.2 | 411 | 0.8 | 3.150 | 95 | | 270 | 300 | 43 | andezity | HQ | 3.2756 | 0.25 | 184 | -0.126 | -4% |
| 58 | 43841 | LH-K-6A | 57 | 411 | 411.7 | 0.7 | 3.027 | 95 | | 220 | 300 | 43 | andezity | HQ | 2.86615 | 0.19 | 184 | 0.161 | 5% |

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Table 11.2: Kuriskova Project QA/QC Summary and Objectives (Tournigan, 2007).

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Table 11.3: Kuriskova Project QA/QC Summary and Objectives (Tournigan, 2007).

Control Type	Objective	Area of Concern	Frequency
SRM	To check accuracy and possible sample mix-ups	Analytical	3 - 5%
Pulp Duplicate	Accuracy & Precision of assays	Analytical & Prep.	3 - 5%
Check Assay	Precision & Bias of assays	Analytical & Prep.	3- 5%
Field Blank	To check contamination	Sample prep.	2 - 3%
Check Samples	To check sample preparation & precision	Prep.& sample protocol	2%
Grinding Check	Pulp homogeneity	Sample prep.	2%

11.3 Quality Assurance Controls

Once the data has been received, the assay package undergoes a thorough statistical evaluation as per the project reference manual, by a Tournigan geologist dedicated to the QA/QC program.. Both sample blanks and standard reference material are compared, and any analytical "breaks" are noted. The Kuriskova Project utilizes commercially prepared and standard reference material (SRM) purchased from CANMET. Two uranium SRM samples (BL2 and BL3) and one each for copper and molybdenum (HV2) are used. Field blanks are prepared from Kuriskova core having assay values below detection limits and of similar lithologies. The sample field blank are used for checks on sample preparation, to check for contamination during the crushing and pulverizing stages.

Analytical values for blanks, duplicates, and re-analysis are plotted on an error plot graphs and scatter plot graphs, with 10% warning lines and 20% action lines drawn parallel to the sample plot line on the error plot. Any samples that fall between the 10 % and 20% lines are subject to investigation, and re-analysis if they fall outside the 20% line. Standard sample analyses are plotted on line graphs with ±5% limits and ±3 standard deviation limits. Blanks are plotted on line graphs

The rigorous QA/QC measures used by Tournigan from the inception of their drill program through to the present ongoing drilling are judged by SRK to be excellent and suitable to maintain strict controls on the Kuriskova sample stream. The 2% to 5% occurrence of analytical "breaks" is well within mining industry standards, and is acceptable for resource estimation.

11.4 Bulk Density Measurements

A total of 2305 Specific Gravity (SG) lab measurements to determine rock bulk density, were done by SGS labs on samples submitted for analysis. The current data suggest an average value of 2.75 for all mineralized zones, and is sufficient for scoping level studies going forward. There is good correlation of methods used by SGS on core samples; with and without wax coating prior to standard wet method of measurements. SRK recommends the following

  Continue gathering SG data, as in current program

  Model the SG data and incorporate into subsequent resource block models

  Select a minimum of 50 representative samples from across the deposit, to be measured at an alternate outside lab for verification.

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Figure 11.1: Kuriskova Sample Flow Chart – Sample Preparation and Shipment (Tournigan, 2007)

DRAWN BY: GE
PRINTED ON: AUG.15, 2007

KURISKOVA ASSAY SAMPLE FLOWSHEET ROUTINE FROM CORE TUBE TO %U3O8

1 Whole Drill Core From Drill Rig
Transport
2 Core Shack
2A Whole Core Documentation: Logging & Photographs
2B Whole Core Sample Selection (by handheld gamma readings)
Transport
3 Core Cutting (Saw or Split)
3A ½ Core: Return to Core Tray
3B Core Racks for Permanent Storage
Kuriskova Assay Procedure
100% of sample weight to Kuriskova Assay Procedure (weight varies by sample size)
4A QAQC: Insert Field Blanks Into Sample Sequence
4 ½ Core For Assay: Bag & Tag & Weigh
4B Batch for Shipping (no partial holes)
6 SGS Minerals Services c/o SGS Lakefield Research Ltd. 185 Concession Street Lakefield, ON K0L 2H0 Canada Attn: Ken Maley
Weighed ½ core samples with Sample Id's and Field Blanks inserted
5 Authorization Required to Release Samples
Air Freight
Toronto Airport, ON Canada
Customs Broker: PBB Global Logistics Inc. 6725 Airport Road, Mississauga, ON L4V 1V2
Ground Freight

C:\LVCP\TVC\...\KK_core_sampling_routine_15aug2007r01.cdr
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Figure 11.2: Kuriskova Sample Flow Chart – Primary Analytical Procedures (Tournigan, 2007)

KURISKOVA ASSAY SAMPLE FLOWSHEET ROUTINE
FROM CORE TUBE TO %U3O8

Kuriskova Assay Procedure
4
7A Cross reference reported results with Routine #4 on page 1
7 SGS: WGH79 Report weights of received samples
100%
8 SGS: ????? Specific Gravity Wax Seal Method
100%
9 SGS: CRU21 Crush entire ½ core sample to 75% passing 2mm
9A 250 gram split (every 20th sample)
9B Report results for minimum 1 in 50 (i.e. 2%) using two stacked screens: 6.35mm and 2.00mm
250 grams
250 grams
9C Crusher rejects (100% of starting sample weight minus 250 to 500 grams)
9D Store at SGS for future use (instructions required after 3 months)
9E Return remaining crusher rejects to project site
12 SGS: WSH78 Perform barren wash every 10 samples and as required by visual inspection and between job lots
12A Barren wash waste returned to project site
10 SGS: PUL45 Pulverize 250 grams of sample to 85% passing 75 micron
25 grams
175 to 200 grams
10A SGS to take pulp duplicate for storage
10B Store at SGS for future use (instructions required after 3 months)
10C Return remaining pulp to project site
25 grams
11 SGS: SCR32 Every 20th sample to be reported percent passing 150 micron and 106 micron
25 grams
13 Sample shipped to Actlabs for insertion of QC sandards and QC Duplicates and re-numbering

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Figure 11.3: Kuriskova Sample Flow Chart – QA/QC Procedures (Tournigan, 2007)

DRAWN BY: DE

PRINTED ON: AUG 15, 2007

KURISKOVA ASSAY SAMPLE FLOWSHEET ROUTINE
FROM CORE TUBE TO %U3O8

Actlabs archives Key list of sample numbers for future reference
13
Sample shipped to Actlabs for insertion of QC sandards and QC Duplicates and re-numbering
25 grams
20
QC Standard Insert
1 of 3 standards:
BL-2, BL-3, or HV-2
Frequency: 5% of total
18A
Store at Actlabs for future use
18
Actlabs:
Check assay procedure
50%
19
QC Duplicate Inserts
Frequency: 5% of total
25 grams
50%
17
Actlabs
25 gram samples shipped back to SGS renumbered (in same order) with QC Standards and Duplicates inserted
10% of samples sent for check assay and QC Duplicates
16C
Return pulps to project site
15A
SGS: ICM 40B
4 acid digest, ICPOES and ICPMS
14
SGS Lakefield
Attn: Ken Maley
16
SGS:
Reporting of Results
16B
Pulps stored at SGS for future use
15B
SGS: U
Borate Fusion, XRF analysis
(for U > 0.5% as reported by SGS: ICM 40B)
16A
QA on results
DRAFT

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11.5 Results, Interpretations, and Conclusions

Tournigan has documented that results of analyses for standards, duplicate and blanks, and a summary of the data are presented here.

Standard Reference Material (SRM)

Tournigan has done a sufficient amount of analyses by multiple method, ICP, pressed pellet-XRF (pp-XRF), and borate fusion bead and XRF (bf-XRF), to determine that pp-XRF provides the most accurate and precise analyses for uranium. Figure 11.4 shows the primary lab results of analysis of certified reference material (standard) using the pressed pellet sample preparation and XRF analysis for uranium. The results show less than 5% deviation from the known value, and a tighter spread of values that received from the preparation by either bf-XRF or ICP. Tournigan has elected to use pp-XRF as the primary analytical method for all assays going forward

Figure 11.4: Analyses for Certified Uranium Standard (0.453%U) by pp-XRF (Tournigan, 2008)

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Figure 11.5: Analyses for Certified Uranium Standard (1.02%U) by pp-XRF (Tournigan, 2008)

The above line graphs for BL2 and BL3 SRM by pp-XRF, and the graphs not presented here for the other analytical methods, justify Tournigan’s decission for condisering pp-XRF results as best analysis to be used. SGS reviewed the results and agrees with the conclusion.

Duplicates

Tournigan’s analytical results for duplicate samples, check assays, and blank samples are shown in Figures 11.6, 11.7, and 11.8, respectively. Minimal issues were noted, and the quality assurance program in place allowed or re-assay of those sample batches for which unacceptable results were noted in QC samples. This occurred 2 times since December 2007, and two compete sample batch submissions were reanalyzed. Tournigan analyzed 90 duplicate samples from a total of 2442 samples in the 2007 drilling and the re-assay program of prior drilling.

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Figure 11.6: Scatter Plot of Duplicate Samples Analyses, ICP Method (Tournigan (2008)

Check Assays

Tournigan analyzed 77 check assays from the 2007 drilling program. Check assays analysis were carried out by Actlab. In addition, Tournigan carried out check assay analysis for all the 2005 drilling samples ( primary assay was Echochem lab, Czech republic) and all of the 2006 drilling program samples ( primary assay was ALS Chemex).

Figure 11.7: Scatter Plot of Check Assays - SGS vs. ActLab, ICP Method (Tournigan 2007)

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Figure 11.8 shows the results of re-assaying of 2006 and 2005 samples to verify that results are consistent with the analytical program set up in 2007 and currently in use.

Figure 11.8: Scatter Plot of Re-Assayed Samples, ICP Method (Tournigan 2007)

Blanks

To generate field blank samples, Tournigan uses half core from non-mineralized rock. Achieving true blank assay is a challenge, and the result is very low grade material, but higher than an expected 5 to 10 ppm grade range. Field blanks used at Kursikova is derived from andesite derived from Tournigan’s Kremnic Gold Project, located elsewhere in Slovakia.

Figure 11.9: Plot of Blank Sample Analyses, ICP Method (Tournigan 2007)

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Tournigan has also performed QA/QC on the sample preparation process, to make certain lab grinding procedures are meeting the labs specification, as shown in Figure 11.10. This was done for all crushing and grinding size fractions, with satisfactory results. Grind size checks were dont to examine the homogeneity of pulp prepared by the lab and was performed for 1 in 50 samples with 6.35 and 2 mm screens (75 % of the weight of sample should pass through the specified screen). And 1 in 20 samples was checked with a 150 and a 106 micron screen (90 % of the weight of the sample should pass through the specified screen).

Figure 11.10: Line Plot of Grind Size Checks (Tournigan 2007)

SRK concludes the Tournigan has addressed analytical procedures and determined the best analytical method for use at Kuriskova. In addition the QA/QC procedures in place have verified the 2005 to 2007 assay data, and are providing an effective means to generate the best possible assay database for the project. SRK deems the QA/QC procedures to be very good and sufficient to support the project database.

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12 Data Verification (Item 16)

Data verification by Tournigan consists of:

  Double entry of data for eU% from historical drillhole files

  Confirmation of drilling results from historical to current, and from year to year

  Correspondence of multiple assay methods for U%

  The rigorous quality control program as described in Sections 11.2 and 11.3 of this report.

SRK’s data verification for the project consisted of:

  Visual confirmation on the ground of surface drill collars

  Spot check examination of gamma logs and geological logs

  Verification of geological description in outcrop and in core

  Visual confirmation of anomalous radioactivity with hand-held scintillometers corresponding to areas of uranium assays from half core

  3-D examination of drillhole traces and drillhole assay intervals, with respect to wire-framed mineralized shapes and continuity of assays hole-to-hole

  Statistical examination of drillhole assays versus gamma-log determined grades for the Main zone mineralization, providing validity of the historical gamma-only drillhole data in the resource database.

Tournigan Data Verification

Tournigan has a rigorous QA/QC program in place as described in Section 11, which provides a large degree of confidence in the assay database. In addition, for the historical drillholes that have gamma-only eU data, Tournigan has verified the gamma log conversions data. They have re-digitized the graphical logs, re-output a data table of 0.1m eU% data, and compared that data with the original 0.1m interval eU% data – essentially a double entry check of the data. For the 17 historical gamma-only holes that have only graphical logs, all logs were digitized and output as 0.1m data tables, then re-plotted graphically and checked against the original plots. They have randomly selected 6 drillholes and re-run the software to calculate eU% data, and confirmed that with the original data values. Three holes were re-logged and the results were compared with to verify the accuracy of the logging.

Tournigan drilling campaigns have essentially replicated the mineralization described by historical workers, as shown by similar mean grades for drilling campaigns shown in Figure 9.1

SRK’s Data Verification

SRK data verification consisted of field verifications, spot checks of the assay data against assay certificates, and examination of the database information.

Field inspection of the project site confirmed the geological units in outcrop and in core. Core logs adequately describe the rock units and the corresponding geological model interpretations. Drillhole collars were identified in the field, as shown on maps, and a few collars were spot checked for collar coordinates by hand-held GPS instrument. In addition, select half-core intervals were examined in the core storage facility with a hand-held spectrometer, and SRK observed anomalous radioactivity proportional to the grades noted on assay sheets for the mineralized intervals – mineralization was noted in core, but specific uranium minerals were not indentified. SRK did not collect core samples for assay verification.

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SRK examined the geological and assay database statistically and visually in 3-D software. The hole pattern and drillhole deviations appear normal. SRK audited the 3-D wireframes of mineralized shapes that were prepared by Tournigan and found the mineralized shapes confine the grades, based on a 0.03%U cutoff, with only minimal adjustments necessary. Continuity of mineralization is noted hole-to-hole and the mineralized shapes as defined by Tournigan are valid shapes, and valid restrictions to mineralization.

SRK examined basic statistics for the Kuriskova deposit in April/May, 2008, based on the data at that point in time. This provides a measure of confidence in the data that grade distributions and sample intervals look appropriate. Figure 12.1 shows the cumulative frequency plot of all assays, irrespective of deposit sub-zone; globally for the deposit. It shows a break in the curve at 0.04%U, which represents the lower end of a primary grade range of 0.04% to 0.37%; and confirms that the use of 0.03%U to define the mineralized envelopes (wireframed shapes) as reasonable. It also confirms that the ±1.0% U data are indeed part of a legitimate high-grade population of assays, and that grade capping or cutting should be at or above 4%U. Figure 11.2 demonstrates similar thresholds for gamma eU data at grade ranges of 0.03 to 4.0% eU. The two CF plots cannot be directly compared as gamma readings are continuously collected throughout the entire drillhole, and assays related only to discrete intervals for only areas of mineralization.

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Figure 12.1: Cumulative Frequency Plot of U% Assay Data greater than 60 ppm (0.006%)

Kuriskova Uranium - CF Plot
> 60 ppm (0.006%) U
Grade (%U)
15.0
10.0
1.0
0.10
0.01
0.001
High Grade: 0.7% to 4.0%
Mid Grade: 0.37% to 0.70%
Primary Grade: 0.045% to 0.37%
Low Grade: 150 ppm to 450 ppm (0.045%)
10.00
20.00
30.00
40.00
50.00
60.00
70.00
80.00
90.00
95.00
99.00
99.90
99.99
Cumulative Relartive Frequency (%)
Note: 1257 assays > 0.0060% (60ppm)

Figure 12.2: Cumulative Frequency Plot of eU% Gamma Data greater than 20 ppm (0.002%)

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Additional statistical analysis confirms that 0.5m is a reasonable composite interval to use for resource estimation, as shown in figures 10.1 and 10.2.

The database is, by necessity, a mix of both gamma eU% and assay U% data; 1990 drillholes used are gamma-only drillholes and are necessary to include in the resource database. In addition, there are 8 drillholes from 2008 in the database for which assays are not yet complete. For the 2008 drillholes, gamma eU% data was used. SRK does not recommend mixing of gamma derived eU data with assay U data in a resource database, therefore examined the relationship of gamma to assay data. This cannot be done on a hole-to-hole basis, as there are no true twin holes, and twin hole data analysis has limitations. An interval-to-interval comparison of U% and eU% within holes, where both values are available, is problematic not only because the from-to intervals are different but more importantly the geometric support of the samples differ considerably. Gamma eU% values are derived from instruments (downhole probes) that are measuring orders of magnitudes larger volumes of material than that measured by XRF or ICP for the samples derived from half core. For Kuriskova, the best method of comparison is to examine the grade distributions of each within the Main Zone (Zone 1North), where the bulk (68%) of the total resource is located.

The gamma data are 0.5m composites from within the gamma wireframe for the Main Zone 1 North area only. The assay data are the 0.5m composites from within the assay wireframe for Main Zone 1 North area; noting that two wireframes were constructed independently, one for gamma and one for assays. A CF plot of the grade distributions are shown in figure 12.5, and the basic statistics are shown in Table 12.1.

Figure 12.3: Kuriskova Zone 1North – Gamma versus Assays

Kuriskova CF Plots - Main Zone 1N
0.5m composites Gamma-vs-Assays
Grade (U%)
5.0
1.0
0.1
0.01
Assay (U%)
Gamma (eU%)
1.00
5.00
10.00
20.00
30.00
40.00
50.00
60.00
70.00
80.00
90.00
95.00
99.00
99.90
99.99
Cumulative Relative Frequency (%)

Note: 182 Assay, and 240 Gamma composites

Note: U% and eU% composites greater than 0.03% are used for comparison

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Table 12.1: Comparison of Assay and Gamma Composite Data – Zone 1 North

Zone 1North	Assay Composites	Gamma Composites
Number	182	240
Mean value	0.416	0.404
Std Dev.	0.63	0.62
C.V.	1.51	1.54

Note: U% and eU% composites greater than 0.03% are used for comparison

The following are noted for Figure 12.5:

  Both CF curves in Figure 12.5 are similar in slope and nearly overlay each other – suggesting the two data sets are representing the same grade distribution of data, within a reasonable margin of error for a minimal dataset (~200 composites);

  The gamma CF curve is smoother in part due to the larger volume support of gamma readings and hence the grade smoothing effects of gamma probes relative to assays;

  There is a slight understating of grade by gamma relative to assays in the grade ranges of 0.04 to 0.35%U;

  The gamma data and the assay data are separately representing essentially the same volume of rock (with only minor differences),

SRK Conclusions:

Three important conclusions can be made from the gamma and assay data:

  The gamma data provides a data verification for the assay data, or an independent confirmation that the assay data are representative

  The historical gamma-only drill holes that are included in the drillhole database are considered acceptable data, if not somewhat conservative.

  Therefore the mix of gamma and assay eU% data is acceptable for the work thus far at Kuriskova

In SRK’s opinion, Tournigan’s assay database has been verified with substantial QA/QC checks, and the gamma eU database is providing substantially the same information. All aspects of the database are satisfactory for use in resource estimation.

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13 Adjacent Properties (Item 17)

13.1 Statement

There are no immediately adjacent properties that have relevance to the Kuriskova Uranium Project with respect to geology and resources. There are other uranium occurrences in the region, and Tournigan controls some of them as separate uranium exploration projects. Those exploration properties, and immediately adjacent lands to the Kuriskova exploration license, may have future bearing on the potential development of the Kuriskova Uranium Project, from an access/infrastructure or other perspective; however, they have no immediate relevance to the project at present.

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14 Mineral Processing and Metallurgical Testing (Item 18)

Tournigan has initiated a program of metallurgical testing on drillhole samples submitted to SGS-Lakefield. Coarse reject samples from half-core samples will be aggregated to prepare sufficient size samples at representative deposit grades for various metallurgical and mineralogical testing. At this stage of the project, there is no new metallurgical information to present.

During the period of 1991 to 1995, samples were examined in the laboratory for metallurgical parameters by MEGA Comp. in Straz pod Ralsken, under the direction of J. Kopecky (Daniel, 2005). Various preliminary studies were undertaken, including different methods for uranium and molybdenum leaching extraction. Reportedly, extractions of 88 to 90%U and 93 to 94% Mo were achieved by pressure leaching technology.

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15 Mineral Resources and Mineral Reserve Estimates (Item 19)

The mineral resources stated in this Section for the Kuriskova Uranium Project have been classified according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (November 2005). Accordingly, the Resources have been classified as Indicated or Inferred. There are no Measured resources and no mineral reserves yet established for the Kuriskova Uranium Project.

15.1 Resource Estimation

15.1.1 Drillhole Database

The drillhole information described in sections 9 through 12 above was provided by Tournigan to SRK as a Datamine Studio3® mine modeling software database consisting of 83 holes with 152,781 intervals. As described above this is a "mixed" database; gamma eU% values are used only where "assay" U% is unavailable. Where U% values are not available the eU% value is substituted into that U% field in the database. While the mixing of data types is undesirable it is necessary as some 30% of the available intercepts have only eU% values. Where it is not explicitly distinguished, any tabulation reporting or listing of "U%", in the following discussion relating to the resource estimation, is that of the mixed U% and eU% database field.

As described below the resource estimation was constrained to the wireframed domains of mineralized structures interpreted and constructed by Tournigan. Of the database, 62 holes with 2266 assays were relevant to the interpreted structures and have been used for grade estimation. The characteristics of this database are summarized in section 15.1.3 below. As described in Section 11, there are several methods that have been used for uranium analysis of core samples; ICP; borate fusion bead with XRF analysis (bf-XRF), and pressed pellet with XRF analysis (pp-XRF). Each was used at various times and for various reasons. Tournigan has evaluated the applicability of each method and has developed rules to select the value to be used in the resource database. In the following sections, these values are referred to as the "assay" value of a sample interval. While it is preferable to be consistent throughout a database with one analytical method, SRK has reviewed the data evaluations by Tournigan and concurs that the best analytical method, not necessarily the best assay, was used to determine the value of U% used in the database. The rules established by Tournigan are:

  IF bf-XRF 1.0%, then bf-XRF will be the valued used;

  If bf-XRF<1.0% and pp-XRF>0, then pp-XRF will be used; and

  If there is no analysis value by bf-XRF or pp-XRF, then the ICP (also noted as ICM) value will be used.

  pp-XRF will be the standard analysis used going forward with all drilling in 2008.

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15.1.2 Geologic Model/Domain Model

Tournigan Energy provided SRK with a wireframe model of their structural interpretations and mineralization controls and a summary of the wireframing methodology.

Tournigan has interpreted two primary "domains" (along with a number of sub-domains) for the Kuriskova deposit, a "Main Zone" and a "Hanging Wall Zone". The Main Zone hosts most of the higher grade mineralization intercepted to date and is divided by the J8 Fault into the sub-domains Main Zone North and the Main Zone South. There is also an Upper Main Zone sub-domain, which is above the 614 Fault. The Main Zone North is considerably better drill delineated than the other sub-domains. The Hanging Wall Zone is in general lower grade than the Main Zone, is broken into four andesite sub-domains by the faults, and includes a minor discrete zone in the tuffs above the andesites.

Two-dimensional structural interpretation and outlining of mineralization was done section-by-section, by incorporating geological, structural and assay information from drill holes for each geological domain. While performing section interpretations hanging wall and footwall contact points were "snapped" to drill hole locations (points on three dimensional line segments are created by using the exact assay top or bottom locations) to preserve as accurately as possible representation of volumes for each domain.

Since the drilling at Kuriskova is not, in most cases, on regular grid section lines, non-planner, three dimensional section interpretations, with holes within 15m influence on either side of sections, were used to interpret section geology. Fig 15.2 shows a plan view of the general orientation of the NE-SW sections created for interpretation.

Figure 15.3 illustrates a typical section along line A-A. The fault structures are the primary controls for modeling domains. For example, the Main Zone North is bounded between two faults (horizontal thrust fault 614 and vertical fault J8). In all cases these structural geometrical interpretations were discussed with the Tournigan senior project geology staff before creating the 3D wireframes and the resulting shapes were presented to the staff for review. Some members of Tournigan’s in-country geology staff have considerable experience with the Kuriskova deposit and their input to the structural modeling was considered essential.

The cross sectional domain outlines were linked, by wireframing in Datamine Studio3®, to create three dimensional mineralized geological domain models. These were verified and validated before creating the 3D block model. Verifications included faces and edges overlap checks, surface intersection checks and visual cross section inspection by slicing to check for any point snapping or digitization error. SRK reviewed these wireframes in detail and other than noting some minor intersection errors, due to the complexity of some of the small minor domain shapes, considers the wireframes to be a reasonable representation of the deposit.

Where wireframes are not bounded by faults, a grade shell boundary was applied. From an inspection of the cumulative frequency distribution diagram (Figures 12.1 and 12.2) an inflection at .03 U% is interpreted as a population break for the mineralized versus non mineralized populations. In general the sub-domain wireframes, where used as "hard" boundaries; U% values within a particular domain were used only to estimate grade in that domain. While this is appropriate in many cases, such as preventing the extrapolation of higher grades from the Main Zone into proximate Hanging Wall andesites, in others it may or may not be. Many of the Hanging Wall andesites are very similar in grade characteristics and a better result might be obtained by relaxing the "hard" boundary rule for these altogether for future models. With the existing wireframes, a few sub domains are intersecting and might actually be the same sub-domain. Approximately 12 U% intercepts, on domain boundaries, were allowed to be used for grade assignment in two sub-domains.

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The wireframes were used to constrain the grade estimation within these geological domains and they constitute the primary control for grade estimation and are entirely the control for domain volumes. The main structures (faults J-8 and 614) were modeled first as they significantly influence the position of mineralized zones on northern side of fault J8, especially the Main Zone. Figure 15.4 is a three-dimensional perspective view of the complete domain wireframe model, table 15.1 is a summary of sub-domain names, and the numeric ZCODE values assigned to each.

Table 15.1: Kuriskova Domain Summary

Domain	Description	Sub-Domains	ZCODE
Main	Laterally continuous strata-	Main Zone North (zone1n): basal mineralized zone
Zone	bound basal mineralized zone,	north of the J-8 fault
	occurring at the main meta-		1
	andesite/meta-sediment contact.	Main Zone South (zone1s): basal mineralized zone
		south of the J-8 fault
			1.1
		Upper Main Zone (upmainzone) : Main zone above
		fault 614
			1.2
Hanging	Semi-continuous and discrete	Zone 2 North (zone2n): mineralized Andesite
wall	mineralized zones hosted within	stratigraphically above the main Zone, North of J-8
Zone	hanging wall meta-andesite.	and below 614	2

		Zone 2 South (zone2s): mineralized Andesite
		South of J-8 and above main zone south
			2.1

		Zone 3 North (zone3n): discrete mineralized
		Andesite zone, stratigraphically above Zone 2 and
		north of J-8	3

		Zone 3 South (zone3s): discrete zone mineralized
		andesite zone, stratigraphically above Zone 2 south
		and south of J-8.	3.1

		Zone 4: minor, discrete stacked zones in tuffs above
		andesite
			4

Waste units internal to the sub-domain wireframes, with a drillhole intercept thickness greater than 2 meters, were considered to be separable waste and were modeled with internal waste wireframes. These separable internal waste zones were digitized on sections and strings were projected to approximately 20m distance on either side of the section to create 3D internal waste wireframes (Figure 15.5). In few cases in the NE, in well-delineated areas of the Main Zone, this projection was 10m. Since drillhole values, designated as separable internal waste, are not used for grade estimation, the volumes of the separable waste wireframes need to be representative of expected mining selectivity. In general, SRK found the separable waste units to be reasonable.

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15.1.3 Domain Drillhole Database

A total of 2246 grade values, within the domain wireframes, were assigned the numeric ZCODE value of the relevant wireframe. As noted above, 12 values were assigned two ZCODE values and are permitted to be part of two domain populations, allowing these areas of the wireframed domains to be "soft" boundaries. As noted above where U% values are not available the eU% value had been substituted into that field in the primary database. Within the domain database where neither U% or eU% are available (no value exists for the interval, these intervals are for one reason or another "missing" values) a value of 0 was assigned to the interval prior to compositing. Domain statistics are presented in Table 15.2. Figure 15.1 is a schematic of the drillhole intersections projected to a section for the Main Zone.

Table 15.2: Combined Database U% & eU% Values – Statistics by Domain

Resource Database U% & eU% Statistics
Domain	All	1	1.1	1.2	2	2.1	3	3.1	4
Number Of Values	2246	683	51	148	156	82	523	147	456
Maximum	4.2	4.2	1.6	1.3	0.7	0.3	2.3	0.8	2.1
Minimum	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mean	0.217	0.422	0.255	0.089	0.054	0.040	0.180	0.071	0.127
Variance	0.255	0.643	0.108	0.031	0.007	0.004	0.095	0.019	0.057
Standard Deviation	0.505	0.802	0.328	0.176	0.086	0.063	0.308	0.137	0.239
Coefficient of Variation	2.323	1.902	1.285	1.976	1.581	1.596	1.708	1.936	1.880

Based on an examination of the cumulative frequency distribution diagram of assay values within the wireframed domains (Figure 15.6), a population break is interpreted at approximately 4.2% U. Grades in excess of this value are considered anomalous, or "outliers" to the distribution and approximately 13 values in excess of 4.2% were "set back" to 4.2%. This represents a "cap" or "top cut" for the database to prevent the undue influence of possibly non-representative erratic values.

15.1.4 Compositing, Composite Statistics & Domain Analysis

As discussed in section 10 above the sample interval for the Kuriskova uranium data is variable, being selected partially as a function of the eU% value that is available prior to the selection of samples for subsequent analysis. As discussed in section 15.1.3 above, the majority of the drillhole intercept values used for modeling will be "assay" U% values and as drilling progresses more "assays" will become available. The majority of shorter value intervals are for gamma, eU% only intercepts. Figure 15.7, a histogram of domained sample lengths, shows a clustering of assay sample lengths at 0.5m. To preserve the integrity of the primary assay data a composite length of 0.5m was selected and a downhole composite database was created. Compositing was controlled by domain ZCODE (each composite has a single ZCODE) with a minimum composite length of 0.1m.

Table 15.3 is a summary of the combined U% and eU% resource database composite statistics by domain. The composite count is for the number of values above trace (0). As expected the Main Zone North (ZCODE 1) and Main Zone South (ZCODE 1.1) have significantly higher grades than the other domains. The coefficient of variation for the separate domains is significantly lower than that for all domains, which is an indication that the population segregation by domain is reasonable. It could be argued that the Main Zone South and North could be in the future aggregated into a single domain, as they appear to be similar units separated by the J-8 fault.

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Table 15.3: Composite Statistics by Domain

Resource Database U% & eU% Composite Statistics
Domain	All	1	1.1	1.2	2	2.1	3	3.1	4
Number Of Composites	1092	314	36	61	97	49	237	74	224
Maximum	4.200	4.200	0.861	0.653	0.664	0.292	1.916	0.609	0.903
Minimum	0.000	0.000	0.000	0.001	0.000	0.001	0.000	0.000	0.000
Mean	0.180	0.386	0.245	0.117	0.066	0.042	0.120	0.054	0.093
Variance	0.150	0.402	0.052	0.023	0.008	0.003	0.049	0.008	0.024
Standard Deviation	0.388	0.634	0.229	0.152	0.089	0.057	0.222	0.089	0.154
Coefficient of Variation	2.153	1.643	0.932	1.302	1.358	1.366	1.853	1.644	1.656

Tables 15.4 and 15.5 summarize the resource database statistics separately for U% and eU% respectively.

Table 15.4: Composite U% Statistics by Domain

Resource Database U% Composite Statistics
Domain	All	1	1.1	1.2	2	2.1	3	3.1	4
Number Of Composites	732	207	32	37	74	37	150	49	146
Maximum	4.200	4.200	0.861	0.653	0.664	0.292	1.916	0.352	0.903
Minimum	0.000	0.000	0.000	0.021	0.000	0.001	0.000	0.000	0.001
Mean	0.165	0.368	0.253	0.153	0.075	0.047	0.086	0.352	0.903
Variance	0.134	0.363	0.057	0.025	0.010	0.004	0.043	0.004	0.019
Standard Deviation	0.366	0.603	0.238	0.157	0.100	0.064	0.207	0.062	0.139
Coefficient of Variation	2.215	1.639	0.941	1.028	1.332	1.362	2.408	0.176	0.153

Table 15.5: Composite eU% Statistics by Domain

Resource Database eU% Composite Statistics
Domain	All	1	1.1	1.2	2	2.1	3	3.1	4
Number Of Composites	360	107	4	24	23	12	87	25	78
Maximum	3.939	3.939	0.347	0.633	0.076	0.093	1.071	0.609	0.841
Minimum	0.000	0.002	0.031	0.001	0.012	0.004	0.000	0.001	0.000
Mean	0.211	0.421	0.185	0.062	0.036	0.027	0.189	0.071	0.121
Variance	0.183	0.474	0.013	0.016	0.000	0.001	0.056	0.016	0.031
Standard Deviation	0.428	0.688	0.114	0.126	0.017	0.025	0.236	0.125	0.175
Coefficient of Variation	2.028	1.637	0.617	2.037	0.479	0.921	1.247	1.754	1.440
Percent Of Total	33%	34%	11%	39%	24%	24%	37%	34%	35%

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As noted on Table 15.5 Composited "gamma" eU% intervals represent 33% of the total number of composites in the database. Tables 15.6 and 15.7 summarizes composite statistics by year for eU% and U% respectively. Year 2005 through year 2007 values were not included in the resource database and are shown here for comparison. A total of 173 composites (16% of the total database) are from the historical database, coded as year 1990, and 187 composites (17% of the total database) are for 2008 drillholes for which only eU% values were available at the time of resource estimation.

Table 15.6: Composite eU% Statistics by Year

eU% Composite Statistics By Year
1990 & 2008 Included in Database, 2005-2007 Excluded
Year	1990	2008	2005	2006	2007
Number Of Composites	173	187	19	70	432
Maximum	3.939	2.714	1.680	2.879	3.000
Minimum	0.000	0.001	0.000	0.000	0.000
Mean	0.227	0.195	0.198	0.179	0.079
Variance	0.284	0.089	0.163	0.150	0.073
Standard Deviation	0.533	0.298	0.404	0.387	0.271
Coefficient of Variation	2.343	1.531	2.044	2.165	3.418

Table 15.7: Composite U% Statistics by Year

U% Composite Statistics By Year
Year	2005	2006	2007
Number Of Composites	26	88	604
Maximum	3.545	4.200	2.570
Minimum	0.004	0.000	0.000
Mean	0.444	0.210	0.149
Variance	0.708	0.222	0.097
Standard Deviation	0.841	0.472	0.312
Coefficient of Variation	1.896	2.245	2.100

As "assay" U% values become available for intervals they will replace the respective "gamma" eU% values in the database. It is expected that over time the percent of the database comprised of eU% will decline significantly, however due to the lag time in receiving U% assay information for certain recently drilled portions of the database, eU% will continue to be used as a substitute until they are available.

Figure 15.8, the cumulative frequency distributions of chemical assay and gamma composites for the Main Zone North, indicates that aggregating the two sample types is acceptable. The distributions are similar. Any bias introduced by the use of "gamma" eU% values where "assay" U% values are unavailable is probably conservative.

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15.1.5 Specific Gravity Measurements (Bulk Density)

Table 15.8 summarizes the average density by domain provided by Tournigan. While there is some variation it was not considered significant and an average density of 2.75 was used for all domains.

Table 15.8: Density by Domain

Domain	Density
Zone1N	2.77
Zone1S	2.74
Zone2N	2.74
Zone2S	2.75
Zone3N	2.74
Zone3S	2.78
Zone4	2.72

15.1.6 Variogram Analysis and Modeling

As summarized in sections 6 and 7 above, the Kuriskova deposit is complex and the nature of the mineralization is not well understood. The mineralization appears to be predominantly stratigraphically controlled, however, vein-hosted, and in the main Zone is a thin strataform zone of fracture-controlled mineralization, developed along the fractured or sheared/faulted meta-sediment–meta-volcanic contact. Grade tends to increase with increasing proximity to major faults and fracture zones. The distribution of higher grades in the Main Zone North domain appears to follow two significant patterns that can be observed in areas with sufficient sample density. One trend, essentially along strike, NW-SE, has been described as "transversal tectonic lines" while the other, essentially down dip (60° in the upper portion transitioning to 45° at depth) to the SW, described as "penetrative cleavage" and is also probably a product of fault tectonics. Tournigan geologists state: "exploration results indicated the positive influence of the transversal tectonic lines (structures) for concentration of U-mineralization, because the best mineralization is developed near their crossing". With the additional drilling planned for 2008, much of which targets the higher-grade zones of the Main Zone North, the geometries and extents of these zones could be better defined and possibly represented in the geological model as separate units.

Isotropic and directional variograms were constructed for each and all Domains. The directional variograms constructed at various azimuths approximately along strike (Figure 15.9) and down dip (Figure 15.10) suggest preferential orientations in these directions however; these orientations of "strike" and "dip" vary considerably locally due to the deformation of the structures. A subjective visual examination suggests a short-range structure with continuity of 30-50m and a longer secondary structure of approximately 100m for these orientations versus the 25 to 30m range of the isotropic (directionless) variogram.

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15.1.7 Dynamic Anisotropy

The dynamic anisotropy option in Datamine Studio3® allows the anisotropy rotation angles for defining the search volume and variogram models to be defined individually for each cell in the model. The search volume is oriented precisely and follows the trend of the mineralization. The rotation angles are assigned to each cell in the model; it is assumed that the dimensions of the ellipsoid, the lengths of the three axes, remain constant. A point file, where each point has a value for dip and dip direction, was created for each domain wireframe and are intended to represent the preferential "down dip" direction, which varies locally, over the vertical and horizontal extent of the wireframes. Since the three axes of the search volume are orthogonal and only two rotations are used (dip and dip direction) the orientation of all three axes are explicitly defined. The point values are taken from the orientation of the triangular facets that comprise the surface of the domain wireframes (Figure 15.11). Since the wireframes are "thin" and since their limits effectively bound the extent of mineralization the edge effect (non-representative anisotropy points created by the closure triangles) is insignificant but for future models two-dimensional wireframes (or DTMs) should be constructed to define the anisotropies.

15.1.8 Grade Estimation & Resource Classification

Table 15.9 displays the search parameters and resource confidence classification used for the resource estimation at Kuriskova. The ellipsoidal search volume (SVOL) is initially 50m, 50m, and 25m, reflecting the assumed preferential directions of continuity along strike and down dip noted in the variography, with a two-to-one anisotropy. The orientation of this search ellipse is determined by the dip and dip direction stored in each model block. The first axis with a 50m search is oriented down dip. The second orthogonal axis, also with a 50m search, is oriented along strike. Only model block positions within the wireframed domains were estimated and only the relevant domain composites were used. The wireframe boundaries are exact as drillhole were "snapped" to during their creation and there is no extrapolation beyond these boundaries.

A variety of grade estimation weighting methodologies were tested including inverse to the distance, with various powers, and kriging with parameters fitted to the variograms displayed below. As noted above, in the discussion of the distribution of grades, there are significantly higher-grade zones at the intersection of structural features within the overall lower grade matrix. This is especially the case with the Main Zone North where the heterogeneity of grade is the most pronounced. Most of the experimental estimation weighting methodologies (kriging in particular) overly smoothed the distribution of grades in the model blocks. In an attempt to minimize this smoothing, or averaging of grades, with the limited sample set available (314 ..5m composites in the Main Zone North) an inverse to the distance power of three was used to weight grades selected in the search ellipse. Again, to preserve local grade variation, a search neighborhood strategy with three search ellipses (SVOL) of increasing volumes was also used. Only blocks not estimated with the first set of parameters were estimated with the subsequent expanded search. In order to preserve this local variation of grades and have a requirement for grade assignment using data from more than one drillhole, a minimum of four 0.5m composites were required, with a maximum of three from any given hole, for estimation with the first two search volumes. An alternative scheme was tested where the minimum number of composites was set to three with no more than two from the same hole but with the distribution of data, 0.5m composites with holes at best 45m apart, the model again appeared overly smoothed.

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The interpolation methodology and search neighborhood strategy were selected subsequent to experimentation and are intended to preserve the variation of grades observed primarily in the Main Zone. For future models, alternative methods could be adopted for the other sub-domains. With considerably more data, multiple indicator kriging or conditional simulation methodologies could be examined.

Table 15.9: Search Neighborhood/Confidence Classification - Kuriskova deposit

					Minimum	Maximum	Distance
	Search Distance (meters)				Number	From	From
					Of	One	Nearest
SVOL	CLASS	X	Y	Z	Composites	Drillhole	Drillhole
1	Indicated	50	50	25	4	3	<30
1	Inferred	50	50	25	4	3	>30
2	Indicated	100	100	50	4	3	<15
2	Inferred	100	100	50	4	3	>15
3	Inferred	200	200	100	1	3

Approximately 30% of the contained uranium in the Main Zone North was estimated with the first search volume of 50m X 50m X 25m. An additional 50% was estimated with the second search volume and the remaining 20% with the third. The resource confidence classification is restricted to indicated (CLASS=2) and inferred (CLASS=3); a measured classification is not obtainable with the available data. All of the estimated indicated resource is restricted to the Main Zone and over 90% is from the Main Zone North with a minor contribution from the Main Zone South and the Upper Main Zone. The Main Zone wireframes are considered to be the most robust. For Indicated classification, a block grade must be estimated with the rules of the first search volume, with the additional requirement that at least, one drillhole is within 30m of the block, or estimated with the rules of the second search volume with one drillhole within 15m of the block. Parent cells were estimated; that is, sub-cells of the initial 10m X 10m block all have the same value.

15.1.9 Block Model Extents

A Datamine Studio3® block model was created with the origins and extents noted below.

Table 15.10: Block Model Extent - Kuriskova deposit

Parameter	Northing	Easting	Elevation
Minimum Coordinates	-1,234,550	-270,800	-280
Maximum Coordinates	-1,233,900	-269,900	660
Block Size	10	10	2

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15.1.10 Resource Model Validation

The size, extents and orientation of the Kuriskova deposit domain wireframes are displayed for all domains on Figure 15.12 and for the Main Zone North on Figure 15.13. The Kuriskova block model was validated through a visual comparison between the estimated block grades and the grades of the composites. With the orientation and geometry of the deposit visualization is best achieved in perspective view as with the following figures. Figure 15.14 is a model block cross section and Figures 15.15 and 15.16 are model block perspective views. Figures 15.17 through 15.19 are perspective views with cross sectional, long sectional and multiple plan slice views displayed in each perspective. These were examined in some detail on screen and the distribution of grades in the model appears to honor the distribution of composited values given the controlling anisotropies and wireframed domains derived from Tournigan’s geological interpretations. The local variation of grades appears to be relatively well preserved. Figure 15.20, the U% cumulative frequency distribution for Main Zone North model blocks and declustered composites, shows that the distribution of grades has been maintained in the model fairly well. As expected, the distribution of grade in model blocks is smoothed relative to that of the composites. The comparison of domain composite and model block average on Table 15.11 is reasonable especially for the Main Zone.

Table 15.11: Drillhole Composite and Model Blocks Average U% - Kuriskova deposit

Domain	.5m	Model
	Composites	Blocks
All	0.19	0.20
1	0.39	0.39
1.1	0.25	0.18
1.2	0.12	0.11
2	0.07	0.05
2.1	0.04	0.04
3	0.12	0.09
3.1	0.05	0.06
4	0.09	0.09

15.1.11 Resource Statement

Resources are stated on Table 15.12. Resource are stated at a 0.05%U cutoff , which is approximately 0.06% U3O8.. The 0.05%U cutoff equates to approximately 1.18 pounds U3O8 per tonne of insitu-mineralized material. At a uranium price of US$60/lb U3O8, the cutoff grade equals an insitu value of approximately $70/tonne; which is deemed by SRK to be sufficient to define a "reasonable potential for economic extraction"; a necessary condition for resource statement. The actual mining cutoff grade has not yet been established for Kuriskova, as mining scoping studies are ongoing; there have been no mine designs applied to the resource to determine the 0.05%U cutoff grade. SRK cautions that it may be appropriate to use either a higher or lower cutoff grade to state resources, and that will only be determined from the mining scoping studies.

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Table 15.12: Summary Resource Statement

Kuriskova Insitu Resources @ 0.05%U cutoff
		Model
Classification	Cutoff	Zone	U%	Tonnes (K)	%U3O8	U3O8 lbs (K)
Inferred	0.05%U	All	0.254	4568	0.299	30,131
Indicated	0.05%U	All	0.369	685	0.435	6,570

Note: Insitu uranium resources refers to global in-place resources to which a mine design has not yet been applied; although the above stated resources meet the definition of having the "potential for economic extraction" at the cutoff provided.

Kuriskova Insitu Resources @ 0.05%U cutoff

Classification		Model		Tonnes		U3O8 lbs
by Area	Sub-Zone	Zone	U%	(K)	%U3O8	(K)
Inferred
Main	ZONE1N	1	0.405	1857	0.478	19,560
	UP MAIN ZONE	1.2	0.112	11	0.132	32
	ZONE1S	1.1	0.188	1499	0.222	7,323
H.W. Andesite	ZONE2N	2	0.067	235	0.079	406
	ZONE3N	3	0.127	250	0.149	824
	ZONE4	4	0.125	200	0.148	652
	ZONE2S	2.1	0.087	181	0.103	410
	ZONE3S	3.1	0.106	336	0.125	924
Main Zone Total Inferred		1+1.1+1.2	0.307	3368	0.363	26,915
H.W. Andesite Total Inferred			0.103	1201	0.121	3,216
	Total Inferred		0.254	4568	0.299	30,131
Indicated
Main	ZONE1N	1	0.385	599	0.454	5,997
	UP MAIN ZONE	1.2	0.178	34	0.210	160
	ZONE1S	1.1	0.310	51	0.366	413
Main Zone Total Indicated		1+1.1+1.2	0.369	685	0.435	6,570
H.W. Andesite Total Indicated			0.000	0	0.000	0
Total Indicated			0.369	685	0.435	6,570

Notes:

  Insitu uranium resources refers to global in-place resources to which a mine design has not yet been applied; although the above stated resources meet the definition of having the "potential for economic extraction" at the cutoff provided
  Tonnes (K) refers to kilo-tonnes or tonnes x 1000; U3O8 lbs(K) refers to kilo-pounds or pounds x 1000
  Model zones 3-D shapes by Tournigan
  CIM compliant resource classification by SRK using industry standard block modeling techniques
  Bulk density of 2.75 used for all rock types
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15.1.12 Resource Sensitivity

The current resource model is based on largely uranium "assays" (XRF and ICP analyses), with approximately 30% of the data as gamma-derived eU% data. One of the justifications for using dominantly assay data is the lack of sufficient QA/QC information of the gamma data. SRK has done a simple analysis, as previously discussed, of the gamma versus assay data for the Main Zone North domain, to verify the applicability of using a mix of gamma and assay data.

SRK suggests that more work is necessary to examine the eU% data for the rest of the mineralized zones, and for the deposit as a whole. Differences in the current mixed data model, a U% (assay) only model, and a eU% (gamma) only model should be investigated. Any significant differences in the models should be explained. Possible reasons for differences are a) inherent differences due to the two methods measuring different volumes of rock, b) possible uncertainties in the gamma data due to a lack of QA/QA, and b) disequilibrium. SRK understands that Tournigan has initiated closed-can radiometric analyses for disequilibrium determinations, and results are pending. The gamma derived eU% data offer a check on the assay model, and a sensitivity to that model’s results. SRK strongly recommends that going forward, two resource models should be run for comparison; updates to the current model, and an eU% (gamma) only model.

A grade-tonnage curve for the Main Zone North is presented in Figure 15.21, which shows the sensitivity of tonnage and grade to cut-off grade.

Tournigan expects approximately 15 additional drillholes to be available for a resource model update by the end of the year. Figure 15.22 shows existing and planned drillhole intercepts projected to a section view of the Main Zone. The planned in-fill drilling is targeted to further define higher-grade mineralized zones and to upgrade the resource classification of significant portions of these zones from inferred to indicated. The planned in-fill drilling can also be used to test the existing model and refine grade estimation parameters. Most importantly, the in-fill drilling will allow refinements to the domain wireframes, which are the primary controls for the resource estimation. A total of 62 drillholes were used to define these wireframes. The Main Zone North was defined with 50 drillholes and the addition of 15 holes (if they intercept the zone) will represent a more than 30% increase in the available data. SRK considers this in-fill drilling program to be critical for the advancement of the Kuriskova assessment project.

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Figure 15.1: Kuriskova Main Zone Projection of Drillhole intercepts

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Figure 15.2: Kuriskova Cross Section Locations

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Figure 15.3: Locations of Primary Faults J8 And 614

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Figure 15.4: Locations of Domains Relative to Faults J8 And 614

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Figure 15.5: Internal Waste Units

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Figure 15.6: Cumulative Frequency Distribution of Domain U% Values

Figure 15.7: Histograms of Domain Sample Lengths

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Figure 15.8: Cumulative Frequency Distribution Chemical U% and Gamma eU% Main Zone North

Note: U% and eU% composites greater than 0.03% are used for comparison
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Figure 15.9: Variograms – Along Strike

0.150
0.125
0.100
0.075
0.050
0.025
0.000
VARIOGRAM
0
25
50
75
100
DISTANCE
Azi / Dip
170.0 / 0.0
160.0 / 0.0
150.0 / 0.0
140.0 / 0.0
130.0 / 0.0
120.0 / 0.0
Directionless

Figure 15.10: Variograms – Down Dip

VARIOGRAM
DISTANCE
0.00
0.05
0.10
0.15
0
25
50
75
100
Azi / Dip
260.0 / 50.0
250.0 / 50.0
240.0 / 50.0
230.0 / 50.0
220.0 / 50.0
210.0 / 50.0
Directionless

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Figure 15.11: Main Zone North Dynamic Anisotropy

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Figure 15.12: Domain Wireframes

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Figure 15.13: Main Zone Wireframes

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Figure 15.14: Model Block Cross Sections

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Figure 15.15: Main Zone North Model Block Perspective

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Figure 15.16: Main Zone North Model Block Perspective

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Figure 15.17: Main Zone North Model Block Perspective Plans and Cross Sections

Note: Figure displaying multiple plan and section "strips" through the model matrix with blocks and drillhole intercepts color coded as per the legend

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Figure 15.18: Main Zone North Model Block Perspective Plans & Cross Sections

Legend
UPERCENT
[ABSENT]
[0.001,0.1]
[0.1,0.2]
[0.2,0.25]
[0.25,0.3]
[0.3,0.4]
[0.4,0.5]
[0.5,0.6]
[0.6,0.7]
[0.7,1]
[1,1.5]
[1.5,99]

Note: Figure displaying multiple plan and section "strips" through the model matrix with blocks and drillhole intercepts color coded as per the legend. Elevation and orientations are adjusted for comparison of block and intercept values.

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Figure 15.19: Main Zone North Model Block Perspective Plans & Cross Sections

Note: Figure displaying multiple plan and section "strips" through the model matrix with blocks and drillhole intercepts color coded as per the legend. Elevation and orientations are adjusted for comparison of block and intercept values. Model blocks are shown below drillhole intercept.

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Figure 15.20: U% Cumulative Frequency Distributions Main Zone North Model Blocks – vs. – Declustered Composites

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Figure 15.21: Grade (U3O8%) - Tonnage Distribution

Kuriskova Grade - Tonnage Curve
Main Zone (1North) Only - Indicated + Inferred
@ 0.03% Cutoff Grade: 2.55 M tonnes @ 0.457 % U3O8 = 25.65 Million Pounds U3O8
Main Zone 1 North = 76% of Main Zone resource and 68% of total project resource
Tonnes
Pounds U3O8
Average Grade - %U3O8
Cutoff grade - %U3O8
3.0 M
2.5 M
2.0 M
1.5 M
1.0 M
0.5 M
0
30.0 M
25.0 M
20.0 M
15.0 M
10.0 M
5.0 M
0.00
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
2.90
2.80
2.70
2.60
2.50
2.40
2.30
2.20
2.10
2.00
1.90
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00

Note: SRK Resouce for Main Zone (1 North) Only, as of July 1, 2008)

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Figure 15.22: Kuriskova Main Zone Existing and Planned Drill Hole intercepts

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16 Other Relevant Data and Information (Item 20)

On June 1, 2008, Tournigan initiated a Scoping Study to assess all aspects relevant to potential development of the Kuriskova Uranium Project. The Scoping Study will address hydrogeology including dewatering, geotechnical characteristics of the deposit, updates of the resources stated in this document, metallurgy, potential mining methods, potential processing options, infrastructure, environmental baseline information, and potential project economics. It is premature to comment on any of the topics being addressed as the work is in the early stages.

Goundwater hydrogeology is being addressed currently; however, the exploration drilling programs have provided some information of deposit groundwater conditions as provided here by Tournigan geologists. The host rocks for the Kuriskova uranium deposit have been observed in drilling to be unfavorable for the accumulation and circulation of underground waters. The fault structures are the main courses for water migration. However, the movement within these faults has been noted to be rather small. The faults on the edge of the deposit are poorly saturated with water. There were no major water in-flows encountered in drilling. Springs noted on the surface in the vicinity of the deposit have been noted as having flows up to 0.1 liter per second. The hangingwall andesite-hosted mineralization will have relatively higher permeability than the Main Zone meta-tuffs, because it is more competent and fractures will tend to remain open. The preliminary indications are therefore that ground water in-flows should not be a significant factor to any potential underground mining, but hydro-geological testing is required to, and has been initiated to confirm this.

Geotechnical information from drill core, including RQD measurements, are being evaluated currently and will determine the need for geotechnical drilling to define underground rock strength parameters for potential underground mine design.

Gathering of baseline environmental data has been initiated.

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17 Interpretation and Conclusions (Item 21)

The Kuriskova Uranium Project represents an advance stage exploration project with established uranium resources that are potentially underground mineable, and the project warrants the further scoping level studies that are ongoing.

SRK concludes the data supporting the resource estimates are present in sufficient quantity and quality, are verifiable, and fully support the resource estimate presented. While the uranium mineralization, particularly in the Main Zone, has been adequately defined by drilling for the current resource estimate. Additional in-fill drilling is recommended to help define internal controls to higher grades, and to provide better confidence in the resource estimate by virtue of closer spaced intercepts.

Tournigan’s exploration drilling and sampling methods and QA/QC procedures are sufficient to verify the resource database.

17.1 Resource Estimation

17.1.1 Risks

The current resource model is based on largely uranium "assays" (XRF and ICP analyses), with approximately 30% of the data as gamma-derived eU% data. One of the justifications for using dominantly assay data is the lack of sufficient QA/QC information of the gamma data. SRK has done a simple analysis, as previously discussed, of the gamma versus assay data for the Main Zone North domain, to verify the applicability of using a mix of gamma and assay data. As the project moves forward, additional assays will be accumulated to render the eU% data in the database less of significance to the total data.

There are two areas of risk in using a dominantly assay %U database for the Kuriskova deposit:

  By the nature of assays of half-core, the sample size is relatively small in comparison to the greater volume of rock measured by the gamma-probe (for a volume outside the drillhole). The gamma probe is effectively measuring a down-hole moving average of the uranium outside the drillhole, such that the gamma data will have a smoothing effect on grade distribution measurements. In addition, the volume of rock being measured by the gamma probe can be 5- to perhaps 10-times the volume of the core sample for the same length. Thus gamma derived eU% data can provide a better estimate of the insitu uranium grades, but only if all aspects of the gamma logging procedures are fully understood with adequate QA/QC.

  The relatively few number of drillhole intercepts results in a few hundred assay composites to represent the bulk of the mineralization (Main Zone). Due to the relatively thin width of mineralization in the Main Zone and its relatively higher grades, a significant number of pounds is estimated by relatively few assays. Additional in-fill drilling should add additional intercepts and confidence to resource estimation.

Differences in the current mixed data model, a U% (assay) only model, and a eU% (gamma) only model should be investigated further. The gamma derived eU% data offer a check on the assay model, and a sensitivity to that model’s results.

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17.1.2 Opportunity

Tournigan expects approximately 15 additional drillholes to be available for a resource model update by the end of the 2008. The planned in-fill drilling is targeted to further define higher-grade mineralized zones and to upgrade the resource classification of significant portions of these zones from Inferred to Indicated. The Main Zone North was defined with 50 drillholes, and the addition of 15 holes (if they intercept the zone) will represent a more than 30% increase in the available data. If the drilling is successful in intersecting the targeted areas, it has the opportunity to define higher grade mineralization, and will add to the confidence of the resource estimation process. Most importantly, the in-fill drilling will allow refinements to the domain wireframes, which are the primary controls for the resource estimation in both tonnage and grade.

17.1.3 Conclusions

SRK concludes that the current drillhole database for Kuriskova has been collected using industry standard procedures, and with sufficient QA/QC and data verification to support the current resource estimate. Additional drilling will add data and confidence to subsequent resource estimates. SRK recommends that future resource estimates include comparison of assay and gamma data, to provide added confidence that assays are adequately representing the mineralization.

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18 Recommendations (Item 22)

18.1 Summary

SRK recommends completion of the ongoing Scoping Study to determine the best approach to advance the project. That work will consist of in-fill drilling, updating the resource model, metallurgical testing, preliminary mine planning, defining potential processing options, defining potential mining and operating costs, defining environmental issues and options, defining infrastructure and costs, and completion of a preliminary assessment technical economic model to define potential economic viability of the project. The proposed budget to complete the Scoping Study is estimated at approximately $1.5 million.

18.2 Recommended Work Programs

18.2.1 Phase I – Scoping Study

Exploration in-fill drilling (15 holes @ 500m (ave.) x $100/m.	$750,000
Updated resource model	$ 50,000
Metallurgical testing (estimate)	$150.000
Mining scoping analysis	$ 85,000
Process flow sheet and costs	$ 50,000
Hydrogeology studies	$ 40,000
Geotechnical studies including drilling	$ 85,000
Infrastructure options and costing	$ 50,000
Environmental studies	$ 70,000
Technical economic model	$ 35,000
NI 43-101 Preliminary Assessment Technical Report	$ 35,000
Owners Costs (estimate)	$100,000
Estimated Total to Complete Scoping Studies	$1,500,000

The above costs are SRK estimates to take the Kuriskova Uranium Project to the next step; completion of the Scoping Study, with a goal toward project development. These costs are intended to provide the reader with an approximation of the costs to achieve the next project milestone – a Preliminary Assessment. The work in intended to define the best possible means to take the project forward toward development. The Scoping Study has a scheduled completion date of late 2008 or early 2009.

18.2.2 Phase II – Feasibility Study

Positive results from the Scoping Study will require additional funding to take the Kuriskova Uranium Project through pre-feasibility to completion of a feasibility study. That effort could take an additional 12 to 18 month and cost perhaps $3.0 million.

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19 References (Item 23)

Bezak, V, Sassi, F. P, Spisiak, J, and Vozarova, A, 1993, An outline of the metamorphic events recorded in the Western Carpathians (Slovakia): Geologica Carpathica. Vol.44, No. 1, pp. 72-90.

Broska, I, and Uher, P, 2001, The whole-rock chemistry and genetic typology of the West Carpathian Variscan granites: Geologica Carpathica. Vol. 52 , No. 6: 351-364

Broska, I, Williams, C. T, Uher, P, Kineceny, P, and Leichmann, J, 2004, The geochemistry of phosphorus in different granite suites of the Western Carpathians, Slovakia: the role of apatite and P-bearing feldspar : Chem. Geol, vol. 205, no.1 and 2, pp. 1-15.

CIA, 2008, The World Factbook: Slovakia: https://www.cia.gov/library/publications/the-world-factbook/geos/lo.html.

Daniel, April2005, Caluclation of Reserves, Deposit Košice I, U – Mo Ore, Jozef DANIEL, Uranpres, Ltd..

Dill, H.G., 1994, Facies variation and mineralization in Central Europe from the Late Paleozoic through the Cenozoic: Econ. Geol, vol. 89, pp. 268-287.

Ebner, F, Cerny, I, Eichhorn, R, Gotzinger, M, Parr, W.H, Prochaska, W, and Weber, L, 1999, Mineral resources in the Eastern Alps and adjoining areas: Mitt. Osterr.Geol. Ges, vol. 92, pp. 154-182.

Ferenc, S, and Mato, L, 2006, Mineralogical-geochemical and petrologic evaluation of samples of the borehole KG-J-1, KG-J-1a, KG-J-2 of the U-Mo Jahodna Deposit near Kosice (partial report): private report prepared for Tournigan Gold Corp, May 2006, 60 p.

Finger, F., and Broska, I, 1999, The Gemeric S-type granites in southeastern Slovakia: Late Palaeozoic or Alpine intrusions? Evidence from electron-microprobe dating of monazite: Schweiz. Mineral. Petrogr. Mitt, vol. 79, no.2, pp 439-443).

Ivan, P, Demko, R, Rojkovik, I, and Vozar, J, 2002, Geochemistry and geodynamic setting of the Permian volcanism in the Western Carpathians: A review: in, Simon, M. J, and Sipkova, M, eds, Proceedings of XVII Congress of Carpathian-Balkan Geological Association Bratisalava September 2002: Geologica Carpathica. Special Vol. 53, Sept. 2002, 7p..

Pal-Molnar, E, Kovacs, G, and Batki, A, 2001, Petrographical characteristics of Variscan granitoids of Battonya unit boreholes (SE Hungary): Acta Mineralogica-Petrographica, Szeged, Vol. 42, pp. 21-31.

Plant, J. A, Whittaker, A, Demetriades, A, De Vivo, B, and Lexa, J, 2005, The geological and tectonic framework of Europe: in, Salminen, R, ed, Geochemical Atlas of Europe, Part 1: Background information, methodology, and maps: Contributios IUGS/IAGC Global Geochemical Baseleines, FOREGS Atlas, 21 p. (http://www.gtk.fi/publ/foregsatlas/article.php?id=4 ).

Radvanec, M, Grecula, P, and Zak, K, 2004, Siderite mioneralization of the Gemericum superunit (Western Carpathians, Slovakia): Ore Geol Reviews, vol. 24, Nos 3-4, pp.267-298.

Rojkovic I., 1997, Uranium Mineralisation in Slovakia, 1997: Acta Geologica Universitatis Comenianae, Monographic Series, Univ. of Komenského, Bratislava.

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Rojkovic, I, and Konecny, P, 2005, Th-U-Pb dating of monazite from the Cretaceous uranium vein mineralization in the Permian rocks of the Western Carpathians: Geologica Carpathica. Vol. 56, No. 6: 493-502.

Rojkovic L. Novotny , and M. Háber1993 Stratiform and vein U, Mo and Cu mineralization in the Novoveskfi Huta area, CSFR. Mineralium Deposita, v.28, pages 58-65

Schmid, S.M., Bernoulli, D, Fugenschuh, B, Mantenco, L, Schefer, S, Schuster, R, Tischler, M, and Ustaszewski, K, 2008, The Alpine-Carpathian-Dinaridic orogenic system: correlation and evolution of tectonic units: in, Swiss Jour. Geosci, vol. 101, no.1, pp.139-183.

Stussi, J.-M, 1989, Granitoid chemistry and associated mineralization in the French Variscan: Econ. Geol., vol. 84, pp. 1363-1381.

Tournigan Energy, 2007, QA/QC operating procedures and reference manual: internal document prepared by Tournigan Energy for Kuriskova and Novoveska Huta deposits, 17p.

June 2008, QA/QC on radiometric data and verification of input data for Kuriskova resource estimate: internal document prepared by Tournigan Energy for Kuriskova deposit, 30 p.

Tournigan Energy, June 2008a, Standard Operating Procedures for Collar Surveys; internal company document, J.Cisovsky and R. Sharma, 9 pages

Tournigan Energy, June 2008b, Standard Operating Procedures for Down-hole Surveys; internal company document, J. Cisovsky and R. Sharma, 13 pages

Uher, P, Broska, I, and Ondrejka, M, 2002 , Permian to Triassic granitic and rhyolitic magmatism in the Western Carpathians: Composition, evolution and origin: in, Simon, M. J, and Sipkova, M, eds, Proceedings of XVII Congress of Carpathian-Balkan Geological Association Bratisalava September 2002: Geologica Carpathica. Spec. Vol. 53, Sept. 2002, 4 p.

Petrik, I , Broska, I, and Uher, P, 1994, Evolution of the Carpathian granitic magmatism: Age, source rock, geotectonic setting and relation to the Variscan structure: Geologica Carpathica. Vol. 45, No. 5, pp. 283-291

White, G, and Pelham, D, 2006, Technical Report of Jahodna Uranium Deposit, Slovakia: NI 43-101 Technical Report prepared for Tournigan Gold Corp, March 28th, 2006 by A. C. A Howe Intl Ltd, 26 pp. + 3 appnds.

June 7, 2007, Technical report for the Kuriskova Uranium Project, Slovakia: NI 43-101 Report prepared for Tournigan Gold Corp, 63 pp, 4 appds.

White, G, Pelham, D, Bennett, J, and Balakrishnan, R, 2006a, Technical Report for the Preliminary Assessment of the Jahodna Uranium Deposit, Slovakia: NI 43-101 Technical Report prepared for Tournigan Gold Corp, April 27th, 2006 by A. C. A Howe Intl Ltd, 44 pp.

2006b, Technical Report for the Preliminary Assessment of the Jahodna Uranium Deposit, Slovakia: NI 43-101 Technical Report prepared for Tournigan Gold Corp, May11 th, 2006 by A. C. A Howe Intl Ltd, 45 pp. + 3 appds.

White, G, 2007, Technical report for the Kuriskova Uranium Project, Slovakia: NI 43-101 Report prepared for Tournigan Gold Corp, December 20th 2007, 67 pp, 3 appds.

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20 Glossary

20.1 Mineral Resources and Reserves

20.1.1 Mineral Resources

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

20.1.2 Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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20.2 Glossary

Table 20.2.1: Glossary

Term	Definition
Assay:	The chemical analysis of mineral samples to determine the metal content.
CIM	Canadian Institute of Mining, and Metallurgy and Petroleum
Composite:	Combining more than one sample result to give an average result over a larger distance.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution:	Waste, which is unavoidably mined with ore.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Footwall:	The underlying side of an orebody or stope.
Gangue:	Non-valuable components of the ore.
Grade:	The measure of concentration of gold within mineralized rock.
Hangingwall:	The overlying side of an orebody or slope.
Haulage:	A horizontal underground excavation which is used to transport mined ore.
Igneous:	Primary crystalline rock formed by the solidification of magma.
Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological:	Geological description pertaining to different rock types.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.
Mining Assets:	The Material Properties and Significant Exploration Properties.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Total Expenditure:	All expenditures including those of an operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade).

Abbreviations

The metric system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Market prices are reported in US$ per troy oz of gold and silver. Tonnes are metric of 1,000kg, or 2,204.6lbs. The following abbreviations are used in this report.

Table 20.2.2: Abbreviations

Abbreviation	Unit or Term
AA	atomic absorption
Ag	silver
Au	gold
°C	degrees Centigrade
CoG	Cut-off-Grade
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
CRec	core recovery
CTW	calculated true width
°	degree (degrees)

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Abbreviation	Unit or Term
dia.	diameter
EIS	Environmental Impact Statement
FA	fire assay
g	gram
ha	hectares
HTW	horizontal true width
ICP (ICM)	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
l	liter
lb	pound
lps	liters per second
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
mm	millimeter
Mo	molybdenum
Mt	million tonnes
MTW	measured true width
m.y.	million years
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
oz	troy ounce
%	percent
ppb	parts per billion
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RQD	Rock Quality Description
s	second
SG	specific gravity
t	tonne (metric ton) (2,204.6 pounds)
U	uranium
eU	equivalent-U determined radiometrically
U3O8	common form for reporting uranium grades
eU3O8	equivalent-U3O8 determined radiometrically
XRD	x-ray diffraction
XRF	x-ray fluorescence
yr	year

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Appendix A

Certificate of Author

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

Allan V. Moran
Principal Geologist
SRK Consulting (U.S.) Inc.
Email: amoran@srk.com

1.

I, Allan V. Moran, a Registered Geologist and a Certified Professional Geologist, do hereby certify that:

2.

I am currently employed as a consulting geologist to the mining and mineral exploration industry, as Principal Geologist with SRK Consulting (U.S.) Inc, with an office address of 3275 W. Ina Rd., Tucson, Arizona, USA, 85741.

3.

I graduated with a Bachelors of Science Degree in Geological Engineering from the Colorado School of Mines, Golden, Colorado, USA; May 1970.

4.

I am a Registered Geologist in the State of Oregon, USA, # G-313, and have been since 1978. I am a Certified Professional Geologist through membership in the American Institute of Professional Geologists, CPG - 09565, and have been since 1995.

5.

I have been employed as a geologist in the mining and mineral exploration business, continuously, for the past 37 years, since my graduation from university.

6.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. The Technical Report is based upon my personal review of the information provided by the issuer. My relevant experience for the purpose of the Technical Report is:

  Vice President and U.S. Exploration Manager for Independence Mining Company, Reno, Nevada, 1990-1993;

  Manager, Exploration North America for Cameco Gold Inc., 1998-2002;

  Exploration Geologist for Freeport McMoRan Gold, 1980-1988;

  Uranium exploration experience, as an exploration geologist, from 1975 to 1980 with Kerr McGee Resources, and Freeport Exploration; and as a geologist consultant from 2006 to 2008 with SRK Consulting (U.S.) Inc.

  Experience in the above positions working with and reviewing resource estimation methodologies, in concert with resource estimation geologists and engineers.

  As a consultant, I completed several NI 43-101 Technical reports, 2003-2008.

7.

I am responsible for the content, compilation, and editing of all sections of the technical report titled "NI 43-101 Technical Report on Resources, Kuriskova Uranium Project, Eastern Slovakia", and dated August 29, 2008 (the "Technical Report") relating to Tournigan Energy Ltd’s Kuriskova Uranium Project. I have personally visited the Project in the field during the period March 10, 2008 to March 14, 2008.

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

8.

I have not had prior involvement with the property that is the subject of the Technical Report.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, for which the omission to disclose would make the Technical Report misleading.

11.

I am independent of the issuer applying all of the tests in Item 1.4 of National Instrument 43-101.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

13.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report

Dated in Tucson, Arizona, August 29, 2008.
________________________

Allan V. Moran
Printed name of Co-Author

("Signed")	("Sealed")

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

Frank A. Daviess
Principal Resource Geologist
SRK Consulting (U.S.) Inc.
Email: fdaviess@comcast.net

I, Frank A Daviess do hereby certify that:

1.

I am currently employed as a consulting resource geologist to the mining and mineral exploration industry and I am currently under contract as an associate Principle Resource Geologist with SRK Consulting (U.S.) Inc, with an office address of 7175 W. Jefferson Avenue, Suite 3000 Lakewood, Colorado, U.S. 80235.

2.

I graduated from the University Of Colorado, Boulder, Colorado, USA with a B.A. in Geology in 1971 and a M.A. in Natural Resource Economics and Statistics in 1975

3.

I am a Member of the Australasian Institute of Mining and Metallurgy (Registration No. 226303).

4.

I am a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (Registration No. 0742250).

5.

I have been employed as a geologist in the mining and mineral exploration business, continuously, for the past 30 years, since my graduation from university.

6.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience I fulfill all the requirements to be a "qualified person" for the purposes of NI 43-101. I have authored sections of the Technical Report. The Technical Report is based upon my personal review of the information provided by the issuer. My relevant experience for the purpose of input to the Technical Report is:

  Specialization in the estimation, assessment and evaluation of mineral resources including uranium since 1975.

  Specialization in uranium resource estimation experience as an Ore Reserve Analyst, US Department of Energy, Resource Division, Grand Junction, CO, 1975-1978

7.

I am responsible for the Mineral Resource and Mineral Reserve Estimates section of the technical report titled "NI 43-101 Technical Report on Resources, Kuriskova Uranium Project, Eastern Slovakia", and dated August 29, 2008 (the "Technical Report") relating to Tournigan Energy Ltd’s Kuriskova Uranium Project. I have personally visited the project in the field during the period June 23 to June 27, 2008

8.

I have not had prior involvement with the property that is the subject of the Technical Report.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading. 10. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, for which the omission to disclose would make the Technical Report misleading.

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

11.

I am independent of the issuer applying all of the tests in Item 1.4 of National Instrument 43-101.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form. 13. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

Dated in Denver, Colorado, August 29, 2008
________________________

Signature of Co-Author

Frank Daviess
Principal Resource Geologist

("Signed")	("Sealed")

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

Syver W. More
Associate Geologist
SRK Consulting (U.S.) Inc.
Email: Syverwmore@aol.com

I, Syver W, More, R.G, C.PG, do hereby certify that:

1.

I am an Associate Geologist of SRK Consulting (US), Inc., 3275 W Ina Rd, Suite 240, Tucson, Arizona, 85741

2.

I graduated with a Bachelor of Science Degree in Geosciences from the University of Arizona in May 1972. In addition, I have obtained a Master of Science Degree in Gesociences (Economic Geology) from the University of Arizona in May 1980.

3.

I am a Fellow of the Society of Economic Geologists, and a member in good standing with the Geological Society of America, the Society of Mining, Metallurgy, and Exploration (S.M.E.) of the American Institute of Mining, Metallurgical, and Petroleum Engineers (A.I.M.E.). I am also certified as a Certified Professional Geologist (C.P.G.) of the American Institute of Professional Geologists (A.I.P.G.), and am a registered geologist in the states of Arizona, Wyoming, Missouri, Wisconsin, and Kentucky

4.

I have worked as a geologist for a total of 36 years since my graduation from university.

5.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.

I am responsible for the preparation of sections 2, 3, 4, 5, 6, 7,8, 9, 10, and 11 of the technical report titled "NI 43-101 Technical Report on Resources Tournigan Energy Ltd. Kuriskova Uranium Project Eastern Slovakia" and dated August 29, 2008 (the "Technical Report") relating to the Kuriskova Uranium Property. I have not visited the Kuriskova Uranium Property.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101. 10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form. 11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 29th Day of August 2008.

Syver W. More
Associate Geologist

("Signed")	("Sealed")

SRK Consulting (UK) Ltd

5th Floor Churchill House
17 Churchill Way
Cardiff
United Kingdom
CF10 2HH
e-mail: cardiff@srk.co.uk
URL: www.srk.co.uk
Tel: + 44 (0)29 20 34 81 50
Fax: + 44 (0)29 20 34 81 99

CERTIFICATE of AUTHOR

Robert John Bowell
Principal Geochemist
SRK Consulting (U.K.) Limited
Email: rbowell@srk.co.uk

I, Robert John Bowell, a Chartered Professional Chemist, Chartered Geologist and a Certified Professional European Geologist, do hereby certify that:

1.

I am currently employed as a consulting geochemist to the mining and mineral exploration industry, as Principal Geochemist with SRK Consulting, with an office address of Churchill House, 17 Churchill Way, Cardiff CF10 2HH, Wales, UK.

2.

I graduated with a Bachelors of Science Degree, First Class Honours in Geochemistry from Owen’s College, Manchester University, Manchester UK, June 1988.

3.

I graduated with a Doctorate in Geochemistry from Southampton University, Southampton, UK in June 1991.

4.

I am a Chartered Chemist of the Royal Society of Chemistry, London, UK and have been since 1997. Membership number 332782.

5.

I am a Chartered Geologist and Certified Professional European Geologist through the Geological Society of London since 1997 and European Association of Professional Geologists since 2000. Registration number 1007245.

6.

I have been employed as a geologist in the mining and mineral exploration business and in applied academia, for the past 20 years, since my graduation from university.

7.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. The Technical Report is based upon my personal review of the information provided by the issuer. My relevant experience for the purpose of the Technical Report is:

  Geochemist, SRK Consulting from 1995 to date;

  Exploration Geochemist with BHP Minerals, Hammersmith, London., 1991-1994;

  Exploration Geologist, Ashanti Goldfields, Ghana, 1988

  Uranium exploration experience as a geochemist consultant, from 1998-1999; 2005-2006; 2007-current

SRK Consulting (UK) Ltd

5th Floor Churchill House
17 Churchill Way
Cardiff
United Kingdom
CF10 2HH
e-mail: cardiff@srk.co.uk
URL: www.srk.co.uk
Tel: + 44 (0)29 20 34 81 50
Fax: + 44 (0)29 20 34 81 99

  Experience in the above positions working with and reviewing uranium mineralogy and geology, uranium analysis, resource estimation methodologies, geochemical data quality assurance and quality control in concert with resource estimation geologists and engineers.

  As a consultant, I have been involved in four previous competent person’s reports for uranium projects including NI 43-101 Technical reports, 2002; 2006-2008.

8.

I am responsible for the content and review of all sections of the technical report titled "NI 43-101 Technical Report on Resources, Kuriskova Uranium Project, Eastern Slovakia", and dated August 28, 2008 (the "Technical Report") relating to Tournigan Energy Ltd’s Kuriskova Uranium Project. I have personally visited the Project in the field during the period March 10, 2008 to March 14, 2008.

9.

I have not had prior involvement with the property that is the subject of the Technical Report.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, for which the omission to disclose would make the Technical Report misleading.

12.

I am independent of the issuer applying all of the tests in Item 1.4 of National Instrument 43-101.

13.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

14.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report

Dated in Tucson, Arizona, August 29, 2008.
________________________
Eur.Geol. Robert Bowell PhD C.Chem. C.Geol
Principal Geochemist
#332782, Chemist; #1007245, Geologist

("Signed")	("Sealed")

Tournigan Energy Ltd., NI 43-101 Technical Report on Resources, Kuriskova Uranium Project, Eastern Slovakia.

Prepared by SRK Consulting (U.S.) Inc.
Dated this 29 August 2008, in Tucson Arizona

Allan V. Moran
Principal Geologist
SRK Consulting (U.S.) Inc